SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F ANNUAL REPORT
(AMENDMENT NO. 1)

(Mark One)

__ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
X__ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _ December 31, 2001_
or
_ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number__ 0-30670__

RIO NARCEA GOLD MINES, LTD.
(Exact Name of Registrant as Specified in its Charter)

RIO NARCEA GOLD MINES, LTD.
(Translation of Registrant's Name into English)

Incorporated Federally in Canada
(Jurisdiction of Incorporation or Organization)

Avda. del Llaniello, 13-Bajo
33860 Salas, Asturias
SPAIN
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2001 and December 31, 2002: 65,050,817 and 71,729,626, respectively.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES _X_   NO __

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17 __   ITEM 18 _X_

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

TABLE OF CONTENTS

Glossary

adit – a horizontal passage from the surface into a mine, commonly called a tunnel.

alteration – any change in the mineralogic composition of a rock that is brought about by reactions with hydrothermal solutions.

breccia – rock fragmented into angular components.

bulk flotation – froth flotation of a combined valuable minerals concentrate (in this case Cu/Ni combined). Froth Flotation is a separation process whereby valuable minerals are made aerophilic by the use of chemical collector reagents and are thus transferred to a floating froth generated by blowing air into intensely agitated mineral pulp.

by-product credit – revenue, net of transportation, refining and treatment charges, from the sale of metals derived in conjunction with the production of the primary mine metal. The revenue is applied as a reduction to the primary metal cash costs calculations.

calcite – calcium carbonate with hexagonal crystallization; a mineral found in limestone, chalk and marble.

call options – an option giving the purchaser the right, but not the obligation, to buy a predetermined asset (eg. gold, nickel, euros) at predetermined (strike) price on or before a fixed date.

cash cost – includes production costs, royalties, marketing and refining charges, together with all administration expenses.

counterparty – a party to a contract other than the Company.

cut-off grade – the lowest grade of mineralized material considered economic; used in mineral reserves estimates in a given deposit.

cyanidation – a method of extracting gold and/or silver in a weak solution of sodium or potassium cyanide.

differential flotation – froth flotation of separate valuable mineral concentrates (in this case Cu and Ni concentrates). Froth Flotation is a separation process whereby valuable minerals are made aerophilic by the use of chemical collector reagents and are thus transferred to a floating froth generated by blowing air into intensely agitated mineral pulp.

dip – the angle at which a vein, structure or rock bed is inclined from the horizontal, measured at right angles to the strike.

dolomite – a common rock consisting of calcium magnesium carbonate material.

doré – unrefined gold and silver bars usually consisting of approximately 70% precious metals which will be further refined to almost pure metal.

epithermal – a type of hydrothermal mineral deposit formed within about 1 km of the earth's surface and in the temperature range 50-200 ºC occurring mainly in veins.

flotation – a milling process by which some mineral particles are induced, by the introduction of specific reagents, to become attached to bubbles and float while other particles sink, so the valuable minerals are concentrated and separated from the worthless gangue or waste.

footwall – a mass of rock beneath a geological feature such as a fault or an orebody.

forward sales – sales of a commodity for delivery at a predetermined price and future date.

gabbro – a coarse grained mafic intrusive rock composed mainly of plagioclase and pyroxene.

gneiss – a foliated metamorphic rock characterized by alternating bands of light and dark minerals.

granodiorite – a plutonic rock consisting of quartz, calcic oligoclase or andesine and orthoclase, with biotite, hornblende, or pyroxene as mafic constituents.

gravity concentration – a process to recover gold from ground ore using the difference specific gravity of the minerals to separate them.

greisen – a hydrothermally altered granitic rock chiefly composed of quartz, muscovite mica, tourmaline and topaz.

heap leaching –a process whereby gold is extracted by "heaping" broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the gold content. The gold-laden solution is then collected for gold recovery.

hedging – an arrangement which effectively offsets a commodity price, exchange or interest rate risk inherent in another transaction or arrangement.

hornfels – a fine-grained rock typically formed by contact metamorphism.

hydrothermal – pertaining to heated water, particularly of magmatic origin associated with the formation of mineral deposits or the alteration of rocks.

igneous – said of a rock or material which solidified from molten material.

infill drilling – diamond drilling within a group of previously drilled holes to provide additional geological information to more accurately define the parameters of the mineralization.

intrusive – said of an igneous rock that invades older rocks.

kriging – a geostatistical estimation method for calculating a geological three dimensional model for the estimation of mineralized material and proven and probable reserves. This method was developed to provide the best linear-unbiased estimate for grade based on a least square minimization of the error estimation.

leaching – the process in which a soluble metallic compound is extracted from ore by dissolving the metals in a solvent; see cyanidation.

level – a horizontal opening in a mine; levels are usually established at regular intervals.

LIBOR – the prime interest rate per annum at which deposits in U.S. dollars are loaned by banks in the London interbank market.

limestone – a carbonate-rich sedimentary rock.

mark-to-market valuation – the process of evaluating the hedging commitment based on current market conditions, including spot price, volatility, interest rates, etc versus its book value.

mineralized material – mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Note that "mineralized material" does not include materials estimated by geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.

mineralized zone – any mass of host rock in which minerals of potential commercial value occur.

net smelter return – payable amounts of metal less the cost of refining at an off-site refinery.

operating costs – include site costs for mining (excluding deferred stripping costs), processing and administration, but are exclusive of royalties, production taxes, depreciation, reclamation, financing costs, capital costs and exploration.

ore – material that contains one or more minerals, at least one of which can be recovered at a profit.

ounces – troy ounces of a fineness of 999.5 parts per 1,000 parts, equal to 31.1035 grams.

probable reserves - reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between the points of observation. Tonnages reflect allowances for mining recovery and dilution.

proven reserves - reserves for which (a) quantity is computed from dimension revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Tonnages reflect allowances for mining recovery and dilution.

put options – an option giving the seller the right, but not the obligation, to sell a predetermined asset (eg. gold, nickel, euros) at predetermined (strike) price on or before a fixed date.

quartzite - a silica-rich metamorphic rock formed from sandstone.

reclamation - the process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery, other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

shaft - a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

skarn - coarse-grained hornfels composed of garnet, plus other silicate minerals and sometimes calcite.

strike - the direction, or course or bearing, of a vein or rock formation measured on a level surface.

stripping ratio - the ratio of total cubic meters to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over the life of the mine.

sulfide - a group of minerals in which one or more metals are found in combination with sulfur.

tailings - material rejected from a mill after the valuable minerals have been recovered.

Forward-Looking Statements

This Form 20-F contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding:

?? our operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties

?? expectations relating to future gold and base metal production

?? anticipated cash and other operating costs and expenses

?? schedules for completion of feasibility studies, mine development programs and other key elements of our business plan

?? potential increases or decreases in reserves and production

?? the timing and scope of future drilling and other exploration activities

?? expectations regarding receipt of permits and other legal and governmental approvals required to implement our business plan, and

?? anticipated recovery rate.

Factors that could cause our actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions. SEE THE FACTORS SET FORTH UNDER THE HEADING "RISK FACTORS" IN ITEM 3-D.

The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

WEIGHTS AND AMOUNTS

Weights of soil and minerals are expressed in tonnes. A metric tonne is equivalent to 2,204 pounds. Amounts of precious metals are expressed in troy ounces ("ounces" or "oz") or grams ("g").

Metric Conversion Table

To convert	To metric measurement unit	Multiply by
Acres	Hectares	0.404686
Miles	Kilometers	1.609344
Ounces (troy)	Kilograms	0.0311035
Ounces (troy)	Grams	31.10348
Pounds	Kilograms	0.453592
Tons	Tonnes	0.907185
Troy ounces/ton	Grams/tonne	34.2857
Yards	Meters	0.9144
Feet	Meters	0.305

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following selected financial data for the Company should be read in conjunction with the re-stated 2001 financial statements of the Company and related notes along with consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999. The Company's 2001 financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For the purposes of these financial statements, the material differences between Canadian GAAP and the United States generally accepted accounting principles ("U.S. GAAP") are described in Note 16 to the 2001 financial statements.

Summary Financial Data

(U.S. dollars in thousands except where otherwise indicated)

	Year ended December 31,				
	2001[1]	2000[1]	1999[1]	1998[2]	1997[2]
Statements of Operations	(restated)	(restated)	(restated)	(restated)	(restated)
Operating revenues	33,956	24,405	27,635	16,223	-
Operating expenses	(33,330)	(29,825)	(28,871)	(18,825)	(2,355)
Operating earnings (loss)	626	(5,420)	(1,236)	(2,602)	(2,355)
Net income (loss)	(3,715)	(7,408)	(5,408)	(3,730)	(2,064)
Net income (loss) per share					
Basic ($/share)	(0.06)	(0.11)	(0.10)	(0.08)	(0.04)
Diluted ($/share)	(0.06)	(0.11)	(0.10)	(0.08)	(0.04)

	Year ended December 31,				
	2001[1]	**2000**[1]	**1999**[1]	**1998**[2]	**1997**[2]
Shares outstanding as of the end of the period, (thousands)	65,051	64,922	63,457	52,716	48,714
Balance Sheet					
Total assets	75,721	72,356	69,292	83,801	74,920
Shareholder's equity	28,516	32,617	39,908	41,784	35,761
Capital stock	79,446	79,262	77,119	67,119	60,777

Notes:

(1) The Company has restated its consolidated financials statements for years ended 1999, 2000 and 2001. Please refer to note 2 to the consolidated financial statements for further details.

(2) The Company has restated the consolidated financial information for the changes in accounting policy for revenue recognition, exploration costs and foreign currency translation for the years ended December 31, 1998 and 1997. The consolidated financial statements for years ended December 31, 1998 and 1997 were previously audited by Arthur Andersen LLP. The consolidated financial information has been derived from the previously issued audited consolidated financial statements for the years ended December 31, 1998 and 1997 and gives effect to the aforementioned accounting policy changes. The impact of the accounting policy changes on the years ended December 31, 1998 and 1997 has not been audited.

Summary Financial Data Adjusted for U.S. GAAP

(U.S. dollars in thousands except where otherwise indicated)

	Year ended December 31,				
	2001[1]	**2000**[1]	**1999**[1]	**1998**[2]	**1997**[2]
Statements of Operations	(restated)	(restated)	(restated)	(restated)	(restated)
Operating revenues	33,956	24,405	27,635	16,223	-
Operating expenses	(33,330)	(29,825)	(28,871)	(18,825)	(2,355)
Operating earnings (loss)	626	(5,420)	(1,236)	(2,602)	(2,355)
Net income (loss)	(6,069)	(7,408)	(5,408)	(3,730)	(2,064)
Net income (loss) per share					
Basic ($/share)	(0.07)	(0.11)	(0.10)	(0.08)	(0.04)
Diluted ($/share)	(0.07)	(0.11)	(0.10)	(0.08)	(0.04)
Shares outstanding as of the end of the period, (thousands)	65,051	64,922	63,457	52,716	48,714
Balance Sheet					
Total assets	74,664	72,356	69,292	83,801	74,920
Shareholder's equity	29,374	32,617	39,908	41,784	35,761
Capital stock	79,446	79,262	77,119	67,119	60,777

Notes:

(1) The Company has restated its consolidated financials statements for years ended 1999, 2000 and 2001. Please refer to note 2 to the consolidated financial statements for further details.

(2) The Company has restated the consolidated financial information for the changes in accounting policy for revenue recognition, exploration costs and foreign currency translation for the years ended December 31, 1998 and 1997. The consolidated financial statements for years ended December 31, 1998 and 1997 were previously audited by Arthur Andersen LLP. The consolidated financial information has been derived from the previously issued audited consolidated financial statements for the years ended December 31, 1998 and 1997 and gives effect to the aforementioned accounting policy changes. The impact of the accounting policy changes on the years ended December 31, 1998 and 1997 has not been audited.

The Company has not declared or paid any dividends during the periods indicated.

Currency and Exchange Rates

All dollar amounts set forth in this report are in United States dollars, except where otherwise indicated.

Although the United States Dollar is the reporting currency of Rio Narcea Gold Mines, Ltd., a table of Canadian$/US$ and Euro/US$ exchange rates are supplied below for those numbers that are expressed in Canadian dollars (as indicated by Cdn. $) or Euro (as indicated by Euro or €). As of January 1, 1999, the official currency in Spain became the Euro although physical Pesetas continued existing until December 31, 2001. All previous amounts denominated in Pesetas were automatically converted, by law, to Euros by applying the official exchange rate of 1 Euro = 166.386 Pesetas. Any reference to Pesetas is legally understandable as a reference to Euros, applying the official exchange rate.

1.   On April 7, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.6737 = Cdn.$1.00.

On April 7, 2003, the noon buying rate in New York City for cable transfer in Euros as certified for customs purposes by the Federal Reserve Bank of New York was $1.0621 = €1.00.

2.   The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed in U.S. dollars during each of the previous six months based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	March 2003	February 2003	January 2003	December 2002	November 2002	October 2002
High Rate	$0.6822	$0.6720	$0.6570	$0.6461	$0.6440	$0.6407
Low Rate	$0.6709	$0.6530	$0.6349	$0.6329	$0.6288	$0.6272

The following table sets forth the high and low rates of exchange for the Euro, expressed in U.S. dollars during each of the previous six months based on the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York.

9

	March 2003	February 2003	January 2003	December 2002	November 2002	October 2002
High Rate	$1.1062	$1.0875	$1.0861	$1.0485	$1.0139	$0.9881
Low Rate	$1.0545	$1.0708	$1.0361	$0.9927	$0.9895	$0.9708

3.   The following table sets forth the average rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect on the last day of each month during each of the periods indicated, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Years ended December 31,				
	2001	2000	1999	1998	1997
Average Rate During Period	$0.6446	$0.6727	$0.6732	$0.6722	$0.7199

The following table sets forth the average rates of exchange for the Euro, expressed in U.S. dollars, in effect on the last day of each month during each of the periods indicated, based on the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York.

	Years ended December 31,				
	2001	2000	1999	1998	1997
Average Rate During Period	$0.8910	$0.9175	$1.0576	$1.1134	$1.1266

B.   Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

C.   Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D.   Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of precious and base metals mining properties. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Mineral Exploration Involves Significant Financial Risk

The exploration for and development of mineral deposits involves significant financial risk, which even a combination of careful evaluation, experience and knowledge may not eliminate.

While the discovery of an orebody may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of a deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which are highly cyclical, and governmental regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining Involves Hazards for which the Company has Insurance Subject to a Limit

The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geological formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance in amounts that it believes to be reasonable, such insurance will not cover all the potential risks associated with its business. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. In the future, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability for pollution or other hazards that it cannot insure against or that it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Extensive Governmental Regulations Control Mining Exploration

The Company's activities are subject to extensive Spanish and Portuguese national, provincial, and local laws and regulations and foreign laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations, and permits, could become such that the Company could not proceed with the development or operation of a mine on an economically viable basis.

Mineral Reserves are Estimates

Reserve estimates are inherently uncertain. Any material inaccuracies in the Company's reserve estimates or assumptions underlying reserve estimates could cause reserves to be overstated.

The estimation of mineralized material is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimate is a function of: the quantity and quality of available drilling data; engineering and geological interpretation; testing and production experience; gold and other metals prices; operating and capital costs; short-term operating factors such as the need for sequential development of ore bodies; and the processing of new or different ore grades and ore types.

The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. If it is not, the Company may discontinue the development of a project or mining at one or more of its properties. If this occurs, the Company's revenue, operations and financial condition could be materially adversely affected.

In addition, reserve estimates and life-of-mine plans using significantly lower prices could result in material write-downs of its investment in mining properties and increased amortization, reclamation and closure charges.

Failure to Replace Reserves May Negatively Affect Production

Because mines have limited lives based on proven and probable reserves, the Company must continually replace and expand its reserves as it produces gold. It is currently estimated that El Valle and Carlés have three years of mine life remaining without the development of additional gold reserves. The Company's ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand existing mines.

No assurance can be given that the Company's exploration programs will result in the replacement of current production with new reserves or that the Company's development program will be able to extend that life of the Company's existing mines. In the event that new reserves are not developed, the Company will not be able to sustain its current level of gold production beyond the life of its existing reserve estimates and revenues will decrease as a result.

There are a number of uncertainties inherent in any exploration and development program relating to: the location of economic mineral reserves; the development of appropriate metallurgical processes; the receipt of necessary governmental permits; and the construction of mining and processing facilities.

These risks and uncertainties, many of which are beyond the Company's control, may have an adverse effect upon the success of the Company's exploration and development activities. Accordingly, there can be no assurance that the Company's efforts will yield new reserves to replace and expand current reserves.

Conflicts of Interest of Officers and Directors

Some of the officers and directors of the Company are associated with other companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The Company's policy on conflicts of interest complies with the procedures established under section 120 of the *Canada Business Corporations Act*, which sets out the necessity of full disclosure of any conflict of interest prior to the Board dealing with the subject matter giving rise to the conflict of interest and the interested party refraining from voting on such matter. The directors are further required to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

Not every officer or director devotes all of his time and attention to the affairs of the Company. With respect to the key management employees, Mr. Alberto Lavandeira, Mr. Alan Riles (employment commenced in April 2001), Mr. Eugene Spiering and Mr. Omar G?mez devote 100% of their time to Rio Narcea. See "Item 4-A. Recent Developments – Omar G?mez Appointed Chief Financial Officer" and "Item 6-A. Identity of Directors, Senior Management and Employees." In 2002, Mr. Chris I. von Christierson spent approximately 75% and Mr. Javier Colilla spent approximately 80% of their time on the affairs of Rio Narcea. It is anticipated that Mr. von Christierson and Mr. Colilla will have devoted a similar amount of time to the affairs of Rio Narcea during 2003.

The Price of Gold is Volatile

The profitability of the Company's operations may be significantly affected by changes in the market price of gold and other mineral commodities. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control. The level of interest rates, the rate of inflation, world supply of mineral commodities, and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

Reserve estimates and life-of-mine plans using significantly lower prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

Company Hedging Strategies

The Company enters into puts, calls and forward sales to hedge the impact of price fluctuations on a portion of its production. The Company enters into hedging positions for specific transactions that management deems expose the Company to an unacceptable market price risk. For more information regarding the Company's hedging activities, please see "Item 11 - Quantitative and Qualitative Disclosures About Market Risk," below.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

Competition within the Mining Industry

Significant and increasing competition exists for mineral resources in the jurisdictions in which the Company conducts operations. As a result of this competition, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

As a result of this competition, some of which is with companies with greater financial resources, the Company may be unable to maintain or acquire the personnel and expertise required to develop and operate its properties. Also, the Company may be unable to acquire attractive mining properties on terms if considers acceptable or at all. Consequently, its revenues, operations and financial condition could be materially adversely affected.

Dependence on Key Management Employees

The Company's development to date has depended, and in the future will continue to depend, on the efforts of key management employees, including Chris I. von Christierson (Chairman), Alberto Lavandeira (President and CEO), Omar Gómez (CFO), Javier Colilla (Senior Vice President, Corporate), Alan Riles (COO) and Eugene D. Spiering (Vice President, Exploration). The loss of any one of these people could have a material adverse effect on the Company. The Company has employment agreements with its key employees (except Mr. von Christierson) and key man insurance with respect to such employees, except with respect to Messrs. von Christierson and G?mez.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

All of the Company's Officers and all of its Directors are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. All of the Company's assets are located in Canada, Spain, and Portugal. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the United States Federal securities laws.

ITEM 4   INFORMATION ON THE COMPANY

A.   History and Development of the Company

<u>Incorporation; Registered Office; Etc.</u>

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") was incorporated under the Canada Business Corporations Act on February 22, 1994. The Company has four wholly-owned subsidiaries, Rio Narcea Gold Mines, S.A. ("RNGM, S.A."), Naraval Gold S.L. ("Naraval"), Rio Narcea Recursos, S.A. ("RNR, S.A."), and Rio Narcea Recursos, Ltd. ("RNR Ltd."). The first three subsidiaries are Spanish corporations and RNR Ltd. is an Ontario corporation. Naraval was created pursuant to an agreement signed on December 16, 1999 between Barrick Gold Corporation and the Company, which was then terminated on December 15, 2000. RNR, S.A. was created on May 30, 2001 in conjunction with the Aguablanca acquisition. See "Item 4-A. Recent Developments -- Acquisition of the Aguablanca Project". RNR Ltd. was created on February 7, 2003 in connection with the proposed Aguablanca project financing facility. See "Iten 4-A. Recent Developments – Financing Arrangements for Aguablanca Project".

The Company's principal executive office is located at Avenida del Llaniello, 13-Bajo 33860 Salas, Asturias, Spain, and its registered office is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, Canada M5H 3C2. The common shares in the capital of the Company (the "Common Shares") have been listed on the Toronto Stock Exchange (the "TSX") since July 8, 1994, where such shares are traded under the symbol "RNG". The Common Shares are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol "RNG".

All references to currency are expressed in United States dollars unless otherwise indicated.

<u>Corporate Development</u>

The Company completed its initial public offering and was listed on the TSX on July 8, 1994. The Company commenced operations on that date, at which time it acquired 100% of the outstanding stock of RNGM, S.A., in exchange for the issuance of 12,500,000 Common Shares and warrants to purchase 12,500,000 Common Shares at a price of Cdn. $1.50 per share, as described below.

Acquisition of Rio Narcea Gold Property

The Rio Narcea Gold Property, which was the initial property acquired by the Company, is comprised of mineral concessions and investigation permits covering approximately 20 kilometers of the Rio Narcea Belt, including the El Valle and Carlés Mines. Effective March 1994, Oren Benton ("Benton"), Hullas del Coto Cortes, S.A. ("HCC")[1], and Sart Securities

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[1]   HCC is a 77 year old Spanish mining company with broad experience in underground and open pit mining of coal, fluorspar, and other minerals. The majority of its revenues are derived from the mining and sale of coal in Spain. HCC has been continuously profitable over the past 50 years and is listed and traded on the Madrid Stock Exchange. Banco Pastor, a leading Spanish bank, owns approximately 53% of the issued and outstanding shares of HCC.

Limited ("Sart")[2], each participants in a joint venture holding the Rio Narcea Gold Property, Rio Narcea A.I.E. (the "Joint Venture"), agreed to convert their interests in the joint venture to shareholdings in RNGM, S.A. Effective June 1994, this conversion was formally verified by the Spanish authorities and as a result RNGM, S.A. became the registered holder of the Rio Narcea Gold Property. The holders of all of the issued and outstanding shares of RNGM, S.A., were at that time: Benton with 53.34%, HCC with 33.33%, and Sart with 13.33%, respectively.

Pursuant to an agreement dated June 1, 1994 (the "Stock Purchase Agreement") between the Company, Benton, HCC, and Sart, the Company agreed to purchase 100% of the issued and outstanding shares of RNGM, S.A., for $15,000,000. The purchase price was determined by the parties based on the fair market value of the Rio Narcea Gold Property, which was RNGM, S.A.'s sole asset. Benton, HCC, and Sart had spent approximately $8,500,000 in acquisition costs and exploration expenditures on the Rio Narcea Gold Property, prior to the time of its acquisition by the Company. The purchase price was satisfied by the issuance of an aggregate of 12,500,000 Common Shares of the Company, such shares having been issued as to 6,667,500 to Benton, 4,166,250 to HCC, and 1,666,250 to Sart. In addition, the Company issued to Benton, HCC, and Sart non-transferable common share purchase warrants (the "Acquisition Warrants") representing the right to purchase up to 12,500,000 Common Shares of the Company at an exercise price of Cdn. $1.50 per share. The Acquisition Warrants were issued to each of Benton, HCC and Sart in the same proportion as the 12,500,000 Common Shares of the Company issued in satisfaction of the purchase price. The Acquisition Warrants were fully exercised by Benton, HCC, and Sart prior to their expiry in July 1996.

In February 1995, Benton went into Chapter 11 bankruptcy proceedings in the United States of America, and pursuant to the amended plan of reorganization for the jointly administered debtors, confirmed by the United States Bankruptcy Court for the District of Colorado, which became effective on August 31, 1997, Benton's shares of the Company were transferred to the NTC Liquidating Trust. For further information relating to the shares held by the NTC Liquidating Trust, please see "Item 7-A. Major Shareholders" and "Item 7-B. Related Party Transactions."

Since its acquisition of the Rio Narcea Gold Property, the Company has increased its property position in northern Spain and Portugal by acquiring mineral rights throughout the region. Through its wholly-owned subsidiaries, the Company controls 7,068 square kilometers of mineral rights, investigation and exploration permits and exploration licenses.

Termination of Barrick Joint Venture

On January 25, 2000, the Company and Barrick Gold Corp. ("Barrick") finalized a joint venture agreement whereby both companies would collaborate in the development and production of gold deposits in Spain through Naraval. On December 15, 2000, Barrick elected not to exercise its right to subscribe for 1,480,000 Common Shares of Rio Narcea at a price of Cdn. $3.50 per share. As a result of this election, Barrick terminated its right to subscribe for

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[2] Sart is a company controlled by a discretionary trust, the beneficiaries of which are the family members of Chris I. von Christierson, the Chairman of the Company.

additional shares of Rio Narcea and forfeited its interest in Naraval. As a result, Rio Narcea owns a 100% interest in Naraval.

Acquisition of the Aguablanca Project

On July 5, 2001, Rio Narcea exercised its option to acquire, from Atlantic Copper, S.A. ("AC") 50% of the participation rights in a consortium with the Spanish State. The consortium is the holder of 100% of the State Reserve (mineral rights) located in Juelva, Sevilla and Badajoz, Spain where the Aguablanca nickel-copper-PGM project is located. Previously, on February 8, 2001, the Company had signed an option agreement with AC to acquire this 50%. The Spanish State decided not to participate in working on these mineral rights, as a result, work on these properties shall be carried out 100% by the Company, through its wholly owned subsidiary RNR, S.A. in exchange for a royalty based on net smelter return. In addition, the Company has the commitment with the Spanish State of investing €1.9 million (approximately $2.07 million), within a period of nine years in exploration in three specific areas. After these investments, exploration expenditures shall start to be made on a 50%-50% basis.

Contemporaneous with the acquisition of the Aguablanca deposit, Rio Narcea arranged a $4 million loan with Deutsche Bank, with attached options to purchase up to 5,825,809 Common Shares to cover the acquisition costs and feasibility study work. In July 2002, Deutsche Bank exercised the options and the debt facility was repaid. See "Item 4-A. Recent Developments-- Repayment of Bank Facility".

Restructuring of Credit Facility with Deutsche Bank S.A.E.

On October 26, 2000, the Company entered into a new credit agreement with Deutsche Bank, S.A.E. ("Deutsche Bank") and settled the remaining balance of the loans with Standard Chartered Bank and several Spanish institutions. The refinancing package included:

- $19 million secured debt financing (the "Long-term Debt")
- $3.5 million loan facility (the "Loan") with options for 3,500,000 Common Shares
- $1.5 million of standby working capital facility
- $2.0 million (approximately €1.8 million) guarantees for the collection of subsidies
- Gold hedging facility

The Long-term Debt and the Loan have terms of five and six years respectively, with no payments due the first year. The new gold hedge facility provides downside protection for the sale of approximately 70% of Rio Narcea's planned production with puts at $280 and €300 per ounce. As part of this facility, the Company sold call options on approximately 50% of the planned production at an average price of $365 and €405 per ounce. In May 2002, the Company purchased the $365 per ounce call options, which mature in and subsequent to 2003 at an aggregate price of $1.1 million. On February 14, 2003, the Company purchased €405 per ounce gold call options, which mature in and subsequent to mid-2005 and represent 82,736 ounces at an aggregate price of $2.84 million. This gold hedging program is not subject to margin requirements and was entered into pursuant to the Company's obligations with Deutsche Bank while still providing the Company with significant leverage to future gold price increases. A more detailed discussion of the new credit agreement can be found in Note 10 of the Company's 2001 financial statements (as defined below) filed herewith.

Recent Developments

Completion of Special Warrant Financings

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 Series 1 special warrants at a price of Cdn.$0.80 per Series 1 special warrant to raise gross proceeds of Cdn.$7,200,000 ($4,548,800) of which Cdn.$2,667,000 ($1,773,000) was initially escrowed pending receipt for the final prospectus on or prior to the Series 1 Qualification Deadline (as hereinafter defined), and finally collected on August 12, 2002, together with the accrued interest. Net proceeds received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the 630,000 additional warrants granted to the agent as part of its fees).

Each Series 1 special warrant entitled the holder to acquire, without further payment and until March 22, 2003, one Common Share of the Company. As the Company did not obtain a receipt for a final prospectus qualifying the distribution of the Common Shares issuable on exercise of the Series 1 special warrants on or prior to July 19, 2002 (the "Series 1 Qualification Deadline"), the holders of the Series 1 special warrants were entitled to either retract, at the issue price, that number of Series 1 special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of Series 1 special warrants that were not retracted, 1.1 Common Shares in lieu of one Common Share. All holders of the Series 1 special warrants elected to receive 1.1 Common Shares in lieu of retraction and, as a result, 900,000 further Common Shares were issuable upon exercise of the Series 1 special warrants. The proceeds of the financing were used to pay down corporate debt and reduce the Company's working capital deficit.

On February 6, 2003, the Company completed a subsequent equity financing comprised of 12,000,000 Series 2 special warrants at a price of Cdn.$2.25 per Series 2 special warrant to raise gross proceeds of Cdn.$27,000,000 ($17,730,900). Net proceeds received after payment of expenses related to the offering were Cdn.$25,377,600 ($16,665,469) (excluding expenses of $383,000, being the fair value of the 600,000 additional warrants granted to the underwriters as part of their fees).

Each Series 2 special warrant entitled the holder to acquire, without further payment one Common Share. In the event that the Company did not obtain a receipt for a final prospectus qualifying the distribution of the Common Shares issuable on exercise of the Series 2 special warrants on or prior to March 10, 2003 (the "Series 2 Qualification Deadline"), the holders of the Series 2 special warrants were entitled to receive 1.05 Common Shares in lieu of one Common Share.

The proceeds of the subsequent financing were, and will be, used to fund the equity portion of the construction of the Aguablanca project, pay down corporate debt, and for general working capital purposes.

On March 7, 2003, the Company obtained a receipt for the final prospectus qualifying the distribution of 21,900,000 Common Shares issuable on exercise of the Series 1 special warrants and Series 2 special warrants and such shares were issued on March 14, 2003.

Reduction in Hedge Position

On February 14, 2003, Rio Narcea announced a reduction in its gold hedge position. The Corporation purchased €405/oz gold calls maturing mid-2005 and onwards and representing 82,736 ounces for a total cost of Cdn.$2,841,000.

Acquisition of Exploration License in Southern Portugal

On February 5, 2003, the Company announced that it acquired a major exploration license in Southern Portugal. The new land position covers two large blocks including the 927 square kilometer Campo Maior license in the north and the 993 square kilometer Beja permit in the south. The Campo Maior license includes the Crato-Campo Maior anticline that contains the same mafic intrusive suite hosting the Company's Aguablanca deposit. The Beja license area, near the southern border of the Ossa Morena zone, includes a large ophiolite belt in contact with a massive banded mafic-ultramafic complex comprised of olivine gabbros, anorthosites, norites and troctolites. The Company expects to spend approximately $3 million in an exploration program for nickel during 2003. A 2,000 square kilometer airborne geophysical survey is now in progress on the Portuguese license.

Prepayment of Portion of Deutsche Bank Debt

On January 31, 2003, Rio Narcea prepaid $3.6 million of the debt outstanding under its credit agreement (the "Credit Agreement") dated October 26, 2002 with Deutsche Bank S.A.E. ("Deutsche Bank"). The prepayment comprised 100% of an installment due in April 2003 under the Credit Agreement and 50% of an installment due in October 2003 under the Credit Agreement. Draw-downs under the Credit Agreement were used by Rio Narcea to fund the El Valle and Carlés gold operations. In consideration of the prepayments under the Credit Agreement, Deutsche Bank agreed to allow Rio Narcea to use cash flow from its El Valle and Carlés gold operations, up to and including October 31, 2003, to finance the development of Rio Narcea's other mining projects.

Off-Take Agreement Signed for Aguablanca Project

On January 14, 2003, RNR, S.A. entered into a long-term off-take agreement, as amended (the "Off-take Agreement") with Glencore International AG ("Glencore") for the sale of nickel concentrate from the Aguablanca project. Under the terms of the Off-take Agreement, Glencore will purchase 100% of the expected annual production of concentrate from the Aguablanca project until 2010. The Off-take Agreement is conditional upon receiving the approval of the lender under the project financing facility currently being arranged for the construction of the Aguablanca project.

The base case model initially prepared for the bankable feasibility study produced by Metallurgical Design and Management (Pty) Ltd. for the Aguablanca project, estimated open pit mineral reserves of 15.7 million tonnes at a diluted mine grade of 0.66% nickel and 0.46% copper using a nickel price of $2.99/lb and a copper price $0.73/lb. The ore will be processed at an on-site conventional nickel sulfide flotation plant designed to treat 1.5 million tonnes of ore per year. Capital costs are forecast at $64.1 million, including working capital and value added tax (VAT) during construction. Using the above-mentioned prices for nickel and copper, the study estimated average total cash operating cost for the life of mine of $1.82/lb of nickel equivalent (net of by-product credits and smelter costs) and a net present value (NPV) of $82.4 million discounted at 5% unleveraged).

Based on improved smelter terms in the Off-take Agreement, the updated financial model forecasts for the Aguablanca project average total cash operating cost of $1.60/lb of nickel equivalent (net of by-product credits and smelter costs) for the life of the mine. The updated net present value (NPV) of the Aguablanca project, using various nickel prices, and without considering any leverage due to debt financing, is as follows:

NPV (unleveraged) – $ million			
	$2.99/lb Ni (Base case)	$3.25/lb Ni	$3.50/lb Ni
Undiscounted	157	181	205
(at) 5%	106	125	143
(at) 10%	73	87	101

The updated financial model forecasts and net present value of the Aguablanca project based upon the smelter terms in the Off-take Agreement were reviewed by David Dodd, technical director of Metallurgical Design and Management (PTY) Ltd. ("MDM"). Alan C. Noble, of ORE Reserves Engineering, reviewed the Off-take Agreement to confirm that the smelter terms set out therein did not materially affect the mineral reserves estimates for the Aguablanca project. Both Alan C. Noble and MDM are "Qualified Persons" as defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects). The estimated mineral reserves for the Aguablanca project were prepared by or under the direction of Alan C. Noble.

Agreement Signed with Outokumpu

On December 20, 2002, the Company announced that it had entered into an agreement with Outokumpu Mining Sucursal Espana ("Outokumpu") to acquire up to a 70% interest in the Lugo properties located in northern Spain. The Lugo JV properties cover 387 square kilometers in the regions of Galicia and Leon in northwestern Spain. Under the terms of the agreement, the Company may earn an initial 50% interest in the project by incurring exploration expenditures of €1.5 million (approximately $1.64 million) over a period of up to two years commencing December 20, 2002. If the Company exercises its option and acquires a 50% interest in the property, the Company and Outokumpu will form a joint company to which the property will be transferred and will jointly continue the exploration and development of the project. The Company may then earn an additional 10% by incurring further exploration expenditures of €1.5 million (approximately $1.64 million) over one year or less and making a cash payment of €0.75

million (approximately $0.82 million) to Outokumpu. The Company will have the option to acquire a further 10% interest in the project by completing a bankable feasibility study.

Financing Arrangements for Aguablanca Project

On December 10, 2002, the Company signed a mandate to arrange and underwrite a project financing facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the Aguablanca project. The proposed project loan facility consists of a six year senior amortizing loan facility of $45 million; a subordinated convertible loan facility of $5 million (conversion price at 30% premium over the average of the daily closing prices of the Common Shares for the months of November and December 2002); a stand-by senior cost over-run facility of $5 million; and a nickel and copper hedging facility to cover the equivalent of 50% of the nickel production during the term of the loan. The commodity hedge program will be structured with puts and calls that will provide adequate downside protection while enabling the Company to benefit from upside gains. The project loan facility is subject to completion of due diligence, legal documentation and final internal bank and regulatory approvals. In addition, the Company executed and signed a credit facility of €6 million (approximately $6.54 million) with Barclays Bank, S.A.E. to finance the VAT of the costs of the project construction.

David N. Murray Appointed to Board of Directors

On November 27, 2002, the Company appointed David N. Murray to the Board of Directors. Mr. Murray is presently the Chief Executive Officer of Angloval Mining Limited (Avmin), a South African mining company. Prior to his appointment with Avmin in July 2002, he served as Chief Executive Officer of Avgold Limited since 2000. From 1997 to 1999, Mr. Murray was President and Chief Operating Officer of TVX Gold Inc. in Canada. Prior to this, he worked for RTZ plc as President and CEO of various subsidiary companies in Brazil and Portugal. He also served with this group in Spain, Germany, Wales, England, Namibia and Zimbabwe.

Restatement of Audited Annual Financial Statements

On October 25, 2002, Ernst & Young LLP issued an audit opinion on the Company's restated financial statements for the three years ended December 31, 2001, 2000 and 1999. The restated financial statements were issued on January 21, 2003. As a result of the restatement of the financial statements, the Company is filing this Amendment No. 1 to the Annual Report on Form 20-F.

Development and Exploration Update

By the end of October 2002, Rio Narcea had completed approximately 8,000 meters of underground drilling in a program to close the spacing on the Monica zone to a 25 meter by 12 meter grid. The Company has five drills in operation at El Valle including three conducting reserve definition drilling below the Boinás East pit. The Company has contracted AMC (Australian Mining Consultants) to review the underground program and produce a final feasibility study for underground mining that is expected in the second half of 2003. Rio Narcea completed a total of 14,500 meters of drilling during 2002 to expand its gold mineral resources and reserves inventory.

Exploration on Rio Narcea's nickel sulfide properties in southwestern Spain is advancing on two fronts. A drilling program is exploring the margins of the Aguablanca deposit while soil chemical and geophysical surveys and detailed geological mapping are defining new drill targets along the Olivenza-Monesterio antiform.

By the end of 2002, two drill rigs had completed 9,195 meters in 35 holes at Aguablanca. The drilling completed the infill program for the feasibility study, and identified a possible new zone of mineralization on the southern margin of the planned pit. Offset drilling to define the limits of this zone is in progress.

Detailed exploration mapping of one of the Company's many reconnaissance targets in the region has delineated a mafic intrusive complex measuring 3.5 by 1.5 kilometers near the northwestern edge of the Olivenza – Monesterio antiform. This geologic structure extends for a length of approximately 150 kilometers immediately northwest of the Aguablanca deposit. Believed to represent the bottom of the magmatic chamber, the so called "San Francisco" target, contains a mafic suite of skarn, taxite and olivine gabbro norite over a distance of three kilometers along the entire west contact of the intrusive. The olivine gabbro norite contains magmatic sulfides including pyrrhotite, chalcopyrite and pentlandite. Float fragments of gossan along the west contact contain values up to 0.45% nickel, 0.18% copper and anomalous PGMs.

A geophysical survey is underway to define specific drill targets on this anomaly. Approximately $1.5 million was allocated to the Aguablanca exploration program during the second half of 2002 to identify and drill nickel sulfide targets in the region.

Bankable Feasibility Study Completed on the Aguablanca Project

On July 31, 2002, the Company received positive results from the bankable feasibility study for the development of the open pit portion of the Aguablanca project. The study contemplates a nickel mine capable of producing approximately 20 million pounds of nickel in concentrate per year at a capital cost of approximately $64.1 million, including VAT and necessary working capital (base case model). See "Item 4-D. Base Metal Development -- Aguablanca Project".

Repayment of Bank Facility

On July 3, 2002, Rio Narcea announced that it had repaid the principal amount owing under a $4 million credit facility arranged with Deutsche Bank on June 28, 2001. In connection with such debt repayment, options to purchase 5,825,809 Common Shares issued to Deutsche Bank as part of the credit facility have been exercised at a price of Cdn.$1.044050 per share for gross proceeds of $4 million. Following such exercise, the shares were sold by Deutsche Bank with the assistance of Haywood Securities Inc.

Restructuring of Hedge Book

On June 20, 2002, Rio Narcea announced that due to its improved financial position and more positive gold market outlook it has purchased $365 gold calls with maturity dates in 2003 onwards, which represented 58,244 ounces. The Company's gold hedging program was implemented pursuant to the Company's loan arrangement with Deutsche Bank to cover market and exchange risks for the period of the credit facility. See "Item 4-A. Recent Developments – Repayment of Bank Facility".

Omar G?mez Appointed Chief Financial Officer

On June 14, 2002, Rio Narcea announced that Omar G?mez, CPA, was appointed as Chief Financial Officer of the Company. Mr. G?mez joined Rio Narcea in the fall of 2001 as Manager of Finance.

Change of Auditors

At the annual and special meeting of shareholders of the Company held on June 6, 2002 (the "Meeting"), the shareholders approved the appointment of Ernst & Young LLP as the Company's new auditors. Effective April 22, 2002, the Company's former auditors, Arthur Andersen LLP, were advised that they would not be re-appointed at the Meeting.

Grant of Options to HSBC Investment Bank plc

At the Meeting, the shareholders of Rio Narcea approved a grant of options (the "HSBC Options") to HSBC Investment Bank plc ("HSBC") to purchase up to 1,000,000 Common Shares at a price of Cdn.$0.77 per share. The HSBC Options were granted outside of the Company's stock option plan to HSBC, subject to the receipt of all necessary shareholder and regulatory approval, pursuant to the terms of a financial advisory services agreement (the "Advisory Agreement") between the Company and HSBC dated February 14, 2002, wherein HSBC has agreed to provide the Company with financial advisory services for a one year period.

Corcoesto Feasibility Study Awarded to Metallurgical Design and Management (Pty) Ltd.

On May 22, 2002, Rio Narcea announced that it has awarded the feasibility study of its Corcoesto gold project to Metallurgical Design and Management (Pty) Ltd. ("MDM") of South Africa. MDM completed the bankable feasibility study for Rio Narcea's Aguablanca project in southwestern Spain in July 2002. See "Item 4-D. Base Metal Development -- Aguablanca Project". The Corcoesto project is located near the centre of the Malpica gold belt in the Galician region of northwestern Spain, approximately 215 kilometers from the El Valle Mine.

<u>Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years</u>

Most of the Company's capital expenditures are directly related to the Company's operations at El Valle and Carlés, both located in Spain, and are denominated in Euros. See "4-

D. Property, Plant and Equipment -- Gold Operations -- El Valle Mine -- Carlés Mine," below. The capital invested in each of the last three fiscal years, recorded at the average exchange rate of the year, is as follows:

	2000	2001	2002
Mine development:	$2,745,800	$4,125,900	$3,055,300
Land, buildings and equipment	2,467,800	2,246,300	2,702,200
Restricted cash and long-term deposits and restricted investments	354,500	48,900	(80,400)
Grants received		(474,100)	(1,966,700)
	(3,915,300)		
Total[1]	$1,652,800	$5,947,000	$3,710,400

Notes:

(1) In addition, the Company incurred exploration costs of $2,737,700, $2,342,900 and $2,575,900 in 2002, 2001 and 2000, respectively.

The Company has not made any significant divestitures during this period.

<u>Current and Planned Capital Expenditures/Divestitures</u>

The Company's planned principal capital expenditures for 2003 are as follows:

	2003
Mine development:	$6,910,000
Land, buildings and equipment[2]	46,494,000
Restricted cash and long-term deposits and restricted investments	287,900
Grants received	(367,000)
Total[1]	$53,324,900

Notes:

(1) In addition, the Company expects to incur exploration costs of $2,336,000 in 2003.
(2) Includes $46,133,000 related to the construction of the Aguablanca project.

The Company will use the cash flow from operations and the proceeds from a proposed project financing facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. to pay for these expenditures. See "Item 4-A. Recent Developments – Financing Arrangements for Aguablanca Project." The Company does not plan to make any significant divestitures during this period.

<u>Public Takeover Offers</u>

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.   Business Overview

Summary

Rio Narcea is in the business of exploring for and developing mineral resources and operating precious metal properties.   Through its wholly-owned subsidiaries, the Company controls 7,068 square kilometers of mineral rights, investigation and exploration permits and exploration licenses as follows:

Mineral Rights, investigation and exploration permits and exploration licenses as of January 2003:

Country	Location	Project	Investigation Permits, Licenses, and Exploitation Concessions (Square Kilometers)	Exploration Permits Excluding Known Underlying Concessions & Investigation Permits (Square Kilometers)
Spain	Asturias	Rio Narcea	93	-
		Navelgas	104	-
		Oscos	217	-
Spain	Galicia	Malpica	91	-
Spain	Caceres	Rio Malo	84	-
Spain	Huelva, Sevilla, Córdoba, Badajoz	Ossa Morena [1]	2,777	1,668
Portugal		Penedono	110	-
Portugal		Beja	998	-
Portugal		Campo Maior	926	-
		Company Total	5,400	1,668

Note:
(1) Includes Aguablanca project.

The Company operates the El Valle and Carlés gold mines in northern Spain. The Company currently sells three types of products: high-grade gold concentrates, low to medium-grade copper concentrates and gold doré. The Company plans to produce mineral concentrates of nickel and copper at its Aguablanca mine and plant in southwestern Spain. See "Item 4-D. Property, Plant and Equipment."

Applicable Government Regulation

The Company currently operates principally in Spain but also has properties in Portugal. The Company's operations entail significant governmental regulatory and other factors common to mining ventures.   More particularly, mining operations are subject to government regulation under which operations may be affected in varying degrees by legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes, labor standards or changes in conditions under which minerals may be extracted and marketed.   The effect of these factors cannot be accurately predicted.

SPAIN

The information provided under this heading has been compiled by the Company from Spanish governmental and private publications and financial press reports, which the Company believes to be reliable.

Political Environment

The Spanish Constitution became effective December 27, 1978, completing Spain's transition to constitutional democracy. Spain is ruled by a parliamentary monarchy. The Spanish Constitution guarantees both the right to own private property and free enterprise within a market economy. The Spanish Constitution specifically provides that the government shall "guarantee and protect free enterprise within the framework of a market economy." Spain became a member of the European Economic Community in January 1986 and is also a member of the World Trade Organization.

Income Tax

Corporate income tax, which is applicable to mining companies, is a direct 35% tax on earnings, after deduction of depreciation, amortization and qualified business expenses and application of applicable credits and allowances. Spanish tax law contains several incentives to promote mining activity such as depletion allowances, amortization of tangible and intangible mining assets and grant programs. Spain and Canada have in place an agreement for the avoidance of double taxation. The Spanish tax system establishes a withholding tax at the source of payment of 18% for payments of interest, dividends, or royalties, applicable if the payment is made to residents of Spain. In the case of non-residents, the applicable tax rates are those provided in the Double Taxation Treaty, if any, which in the case of Canada are the following: Payment of interest -- 15%; payments of dividends -- 15%; payments of royalties -- 10%; professional fees -- zero.

Exchange Controls

In 1991, Spain enacted significant changes to its exchange control legislation, establishing as a general principle that all acts, businesses, transactions, and operations, which require or result in collections and payments between residents and non-residents and transfers to and from foreign countries are deregulated for exchange control purposes. The only exception to this general rule is the physical exportation of coins, bank notes and bearer checks in amounts greater than €6,010, which is subject to prior declaration. Certain other transactions are subject to prior verification and subsequent notification requirements involving the Directorate General of Foreign Transactions and/or the Bank of Spain, for either statistical purposes or for verifying compliance with legal obligations.

Mining Law and Regulations

All minerals, rocks, liquids, gases and geological structures below ground level in Spain pertain (or belong) to the State, which concedes (or grants) the right to exploit them for commercial purposes. Land ownership extends only a few meters below the surface for foundations, deep cellars, drains, and other structures. The Mining Law 22/1973 of 21 July 1973 and Regulations and Modifications, published later, control all aspects of mining, but not necessarily of concentrators or smelters that are located away from the mine, which may come under industrial legislation.

The law divides all sub-surface materials into the following groups:

A. Quarried material used for simple crushing, screening, and washing by the construction industry (for example, sand, gravel, and roadstone, ornamental rocks and slates, clays for refractories, limestone for cement and lime).
B. Underground water, geothermal sources and structures.
C. All other materials that require concentration.
D. Coals, lignites and oil shales (separated under a later modification of the law).

Petroleum and natural gas are subject to the Hydrocarbon laws.

For Group C minerals (which include gold and nickel), exploration and mining rights are conceded (or granted) to foreign companies or companies domiciled in Spain. A Decree (17,241 of 30 June 1986) has eliminated former restrictions on foreign shareholding in the TITULO VIII of the Mining Law 22/73, which may now be 100%.

Another Decree (17,103 of 28 June 1986) covering foreign investments in general requires that foreign shareholdings in any company over 49% must only obtain a "verification of bona fide" by the Foreign Transaction Department of the Ministry of Finance (Ministerio de Hacienda), which, if not received within 30 days, may be taken as valid by a process of "administrative silence". "Administrative silence" is a system established by Spanish law by which an administrative procedure is approved if after a given period of time established by law the authorities have not resolved it. The Council of Ministers (Consejo de Ministros) can establish restrictions over materials that it declares as "strategic raw materials". At this time the Council of Ministers has not declared any "strategic raw materials".

Permits, Concessions and Fees

All mining rights are based on the "mining square" (Sp. "cuadricula"), which is bounded by 20 seconds of arc both in longitude (about 472 meters) and latitude (about 615 meters) and covers an area of approximately 29.028 hectares.

There are three types of claims and concessions:

Exploration permit -- "PE" -- for quick reconnaissance only
Investigation permit -- "PI" -- for all exploration
Exploitation concession -- "CE" -- for all mining.

27

A PE gives priority for a short period of time -- sufficient for regional mapping and sampling over a large area that frequently overlaps ground already held by others, in order to select the best zones that remain free for requesting a PI. The PI is the main vehicle for exploration, and its granting is preceded by a demarcation to exclude earlier rights of others. The PI carries right-of-access to the ground, and may be converted into a CE if a discovery is worth mining. A CE carries right-of-expropriation to surface ownership, subject to legal compensation. The following table summarizes the details regarding these types of claims and concessions:

	PE	PI	CE
Area in "Mining Squares" (1)	300-3,000	1-300	1-300
Duration -- Initial	1 year	3 years	30 years
-- Renewal	1 year	3+3 years	30+30 years

Note:

(1) "Mining Square" = 29.028 hectares

The minimum annual budget, determined by mining authorities, is based on a proposal of the Company.

The procedure for obtaining a PE or PI is as follows:

1. Request (Sp. "Solicitud") on standard form to the Provincial Mines Office (Sp. "Jefatura"), indicating the coordinates of the starting corner of the "mining squares" involved. A record of the date and time of submission is obtained to establish priority.
2. Payment of the paperwork fee (Sp. "trámites") by the 30th day after submission.
3. Submission of work program and budget (within 30 days for PE, 60 days for PI), signed by a registered geologist or technical or mining engineer, indicating the technical ability and financial solvency of the applicant.
4. Circular sent to the municipalities for objections (another 15 days) followed by publication in the Provincial, Regional, and National Bulletins (all done by the Mines Office).
5. Demarcation of the area free of prior rights (PI only) by the Mines Office, subject to exclusions for dams, railways, airports, military installations, etc.
6. Grant of Permit, which may take from 8 months to 5 years for a PI. However, fieldwork may begin after the 8th month even if the title is not yet formally granted.

The procedure for a CE consists mainly of submitting a Plan of Development for a mine. Certain PI's surrounding an active mine may be held as reserve areas to the CE. The Mines Office will help consolidate small adjoining CE's into larger units (Sp. "cotos") to facilitate administration.

Annual reports must be submitted for CE's and PI's, with proposed work programs for the following year. All drilling must be reported.

A PI or CE may be renounced voluntarily at any time, or cancelled officially either at the end of the granted period or for failure to carry out agreed work programs. The area is then offered to tender 60 days after publication in the Official Bulletin; in the case of several tenders, the one judged best is given a new PI; in case of none, the area is declared free eight days later and open to claiming.

Once granted, a PI or CE may be sold or transferred to another party, subject only to approval by the Director General of Mines of the technical and financial capability of the buyer. It is important to verify that pervious contracts and transfers where approved by the Director General of Mines in order to avoid future tenure problems. This verification is usually part of the due diligence process when taking options to buy contracts with existing holders. Alternatively, a concession holder may rent the right-to-mine to an operating company.

With regards to Exploration Permits (or PEs), after the initial one year, if a company has not finished its exploratory work but wishes to continue, then the Company can renew the permit for one additional year by soliciting in writing a renewal of the permit from the Director General of Mines. Similarly, with regard to Investigation Permits (or PIs), after the initial three years, if a company has not finished its investigation work but wishes to continue, then the company can renew the permit for three additional years by soliciting in writing a renewal of the permit from the Director General of Mines.

The material terms of the contracts, such as payment provisions, expiration dates and whether renewal options are available at the termination dates are shown below:

CONCESSIONS			HOLDER	RENTAL	DATE		DEFERMENT	PURCHASE OPTION	NSR
Name	Type	Area		Euros/year	signature	Duration		Pts	
Corcoesto Project		Hectares							
Emilita	CE	270.5							
Ciudad de Landró	CE	305.5	Mr. Efren Rego	24,040	05-Feb-98	05-Feb-03	NO	40,000,000	NO
Ciudad de Masma	CE	197.6							
Rio Narcea Gold Belt									
Conchita y Demasía	CE	1,088							
Selviella	CE	114							
Selviella 2ª Fracción	CE	163	Caolines de Merilles S.A.	115,225	01-Apr-91	NO LIMIT		800,000,000	2%
Ana Rosa y Demasía	CE	360.3							
Asociada y Demasía	CE	442.6							
San Mateo	CE	189							
2ª Addition Nueva Perdiz	CE	232	Caolines de Merilles S.A. & others	36,061	03-Dec-99	03-Dec-03	1 Year x only 1	70,000,000 x concession (minimum 1)	NO
Sierra de Manteca	CE	1,200							
Cortes	CE	476							
Oscos Gold Belt									
Various	CE/PI	21,698	Fabrica de Mieres S.A.	30,051	01-Jul-94	NO LIMIT		NO	1.50%
Aguablanca Project									
Alberto	PI	15	Cia. Artesanal de Canterias de Arucas, S.L.	15,030	08 Mar 02	NO LIMIT		NO	1.50%
Enebro III	PI	58							
Mila	PI	198	María Dolores Sánchez						
Acebo	PI	159							

Encina	PI	277						
Enebro I	PI	18	Río Ardilla Minera, S.L.					
Enebro II	CE	21						

Reserve Areas

The Director General of Mines ("DGM") may declare an area a reserve of the State ("State Reserve") and not free for claiming. The procedure is similar to that for PI's and CE's in some respects:

1. Inscription of proposal for a State Reserve (like a request for a PI or CE)
2. Proposal of Provisional State Reserve (equals demarcation)
3. Provisional State Reserve made official (like a PI, for three years renewable)
4. Definite State Reserve (like a CE)
5. Special State Reserve, for certain substances, for 5 years, renewable.

The Director General of Mines is able to establish a State Reserve covering any extension of the national territory when a mineral orebody could be of special interest due to socio-economic development or for national defence reasons. The proposal to the Director General of Mines could be initiated by him, or upon proposal of any individual person or company.

The Law states in Article 12 of RD 2857/1978 that the declaration of a State Reserve will not limit the rights acquired by third parties (the applicants or titleholders of exploration permits, investigation permits or mining concessions) prior to a proposal for a State Reserve. The Company does not expect any damaging effect on our operations if a State Reserve would be declared.

The DGM will grant the rights to explore the State Reserve to the Institute of Technological Geo-Mining ("ITGE"), or one of the para-state bodies, or may call for offers for joint-ventures between these entities and private companies. In other areas, such as the massive pyrite belt in southwestern Spain, the government will declare a State Reserve, divide it into blocks and give these to various companies for more regional exploration. State Reserves are usually for a limited number of substances, for example, iron or uranium. Subsequent exploitation may be carried out by the State or offered to tender by private companies, with special conditions attached concerning construction and exploitation timetables.

The declaration of a State Reserve does not rescind or limit the rights of prior holders within the area covered, but these may be requested to carry out more work than planned in order to match work done by the state or a state-company joint venture. If a State Reserve is for one or more stated substances, then over-claiming for other substances is permitted and is valid, although this may lead to complications of overlapping rights during mining.

Mining Incentive Law

This law (Sp. "Fomento a la Minería") published June 4, 1977, and the Decrees of May 2, 1977, June 2, 1977, and March 16, 1979, deal with the fees and the commodities then regarded as of priority interest to the nation -- for strategic reasons, to reduce import dependence or to

30

increase exports -- but more important, with four fiscal inducements to stimulate mining and exportation of group C minerals. These are:

- ✍ Grants up to 20% of all approved expenditure for exploration and investigation of ores and minerals, evaluation, and development or rehabilitation of mines, concentrators, and smelters, also of waste dumps and tailings, for underground structures and for housing of employees. Official credits may also be available for such projects, especially those that create jobs. Grants for exploration and investigation have to be repaid if successful. Both grants and credits are made after, not before or during, the expenditure, and are subject to availability of funds allotted nationally each year for this purpose.
- ✍ Free depreciation of investments, during 10 years, starting from the first year of positive results.
- ✍ Depletion allowance of up to 30% of gross taxable profits or up to 15% of net mine income from sale of products, whichever is higher. The funds so obtained are not distributable, but must be used for further investment in exploration, improving recoveries, or product quality, new mining methods, laboratories, or even in buying shares in companies which specialize in these objectives. They must be used within a 10-year period, and reported on annually to the authorities.
- ✍ The grants and credits will be subject to progressive modification in the EEC during the adjustment period and thereafter, as will import duties and permitted tax allowances.

Foreign Investments

The need to stimulate investments in both industry and services of all types, coupled with changes on the entry to the European Economic Community on January 1, 1986, and the social and political pressures caused by the very high level of unemployment have all led to an almost complete liberalization of conditions for non-Spanish investors. With few exceptions, foreign participation is welcome at either the minority or majority levels with no more requirements than formal verification of "bona fide" by the government.

Environmental Regulation

Spain is taking active steps to reduce contamination, control industrial wastes, and limit damage to the local environment. The mining industry is regulated by the 1973 Law and by a Decree dated October 15, 1982. The number of agencies with the right to intervene is growing, and includes the ICONA (the Institute for Conservation of Nature and the Environment) and the ITGE (the Institute of Technological Geo-Mining), as well as regional and national authorities for mining and industry.

The Company has adopted an environmental policy pursuant to which it confirms its commitment to comply with all environmental statutes, laws, regulations, and orders applicable to its operations. To ensure such compliance, the Company has established an environmental auditing program to detect and remediate any violations of environmental laws. To date, environmental legislation and regulations have not had a material adverse effect on the Company's operations or financial condition and management believes that it is currently in material compliance with applicable environmental legislation and regulations.

The main costs to comply with environmental regulations are associated with the revegetation of waste dumps and the lining of tailings ponds. Other costs include water controls, fencing, and research work. Revegetation has to be completed at the end of the operation but Rio Narcea conducts its reclamation activities concurrently with ongoing operations. In 2002, approximately $654,100 ($587,000 in 2001) was spent for tailings lining and expansion and approximately $255,600 ($140,000 in 2001) in revegetation and topsoil removal, and storage. For 2003, Rio Narcea estimates its compliance costs to be $0.5 million.

In 1999, Rio Narcea did, however, experience an environmental incident due to the failure of the detoxification system at the El Valle mine. Environmental and mining authorities and insurance carriers were immediately advised of the incident. Insurance coverage has fully indemnified Rio Narcea to date for all costs incurred. The resulting damages of lower sales and higher gold production costs were mutually agreed with the insurance company based on the previous five-month experience. The situation has been normalized and no claim is pending between the insurance company and Rio Narcea. The amounts received from the insurance company include costs to replace the damaged agitator blade, profits lost due to reduced production during the repair period, and additional costs incurred as a result of changes made in the production process during the repair period. Total amount received from the insurance claim was $941,100, including $16,005 for the damaged parts. The Company's insurance coverage has not been affected by that incident. The coverage has been renewed this year without any major modification to the existing contract. Rio Narcea has confirmed with environmental authorities that there has not been any effluent discharge from the tailings pond to public river beds and that there is no risk of it and, consequently, the Company does not expect to incur any remedial costs in the future. Remedial measures agreed with relevant authorities were undertaken by Rio Narcea.

Spanish environmental legislation imposes high standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development, and operation of a mine, mill and refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses, and similar authorizations from various governmental agencies. In particular, legislation is in place for lands under national jurisdiction or located in certain provinces which provides for the preparation of costly environmental impact assessment reports prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment of proposed development.

Failure to comply with the legislation referred to above may result in orders being issued thereunder which may cause operations to cease or to be curtailed or may require installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

The Company has complied with all applicable governmental requirements to date through the completion of appropriate environmental impact studies, hydrological studies, reclamation plans and archeological studies and, with the assistance of its full-time environmental compliance officer and an archeologist, foresees no problems in doing so in the future.

Public Authorities and National Companies

The mining industry is governed though various lines of authority including national, regional, and provincial levels. In descending order, the most important are:

(1) Ministry of Economy:
        Secretary of State of Economy, Energy and Small and Medium Corporation
        General Direction of Energy Policy and Mines
            General Subdirection of Mines

(2) Ministry of Science and Technology:
        Geological and Mining Institute of Spain

(3) Regional autonomous governments (Director General of Industry/Mines/Energy in each according to local usage -- referred to herein as the "DGM") in:

Andalucía	Castilla-La Mancha	Murcia
Aragón	Castilla-León	Navarra
Asturias	Cataluña	País Vasco
Baleares	Extremadura	Rioja
Canarias	Galicia	Valencia
Cantabria	Madrid	

(4) Provincial Mines Offices (Sp. "Jefaturas") in all provinces.

The regional authorities vary in the amount of control they exercise, depending on their original statute of agreement with the central authority. The larger regions, or those with most mines, have taken very extensive powers to supervise the industry; others that are smaller or less concerned with mining, have left affairs with the central government. The level of intervention by the DGM therefore varies according to region, and assigned responsibilities are still being determined as the regions develop their respective bureaucracies.

The provincial offices report to both regional and central authorities, and cover Requests for Mining Rights (PE, PI or CE), their demarcation in cases where the rigid "mining square" system now covering the whole country infringes on earlier rights, supervision of work programs and budgets, safety in all aspects, production reports, approval of small projects and the installation of machinery, and myriad details arising from both operations and legislation.

The ITGE functions as a semi-autonomous branch of government to provide geological maps, metallogenetic maps, geochemical surveys and more specific investigation in Reserve areas, hydrogeology and the location of water for towns and agriculture, chemical analyses, and in general to provide basic data on natural resources and thereby stimulate the mineral industry. The ITGE provides public access to extensive published and unpublished data.

PORTUGAL

The information provided under this heading is based on public filings by other mining companies that operate in Portugal, which the Company believes to be reliable.

Mining Industry

The Portuguese Government, through its geology and mining agency, the Instituto Geologicao E Mineiro ("IGM"), promotes exploitation of the country's resources, and to that end, has taken an active role in promoting exploration.

Mining Laws

Mining activity is regulated by the Ministry of Economy (the "MIE"), which was formerly the Ministry of Industry and Energy, through the Secretary of State for Industry. This department holds the rights for State-owned mineral resources and is empowered to grant exploration and mining concessions through contracts, as well as to grant exploitation licenses. The IGM (the Portuguese government's geology and mining agency) is part of the Central Administration and is also subordinate to the MIE. The IGM is responsible for geological data and the research on the potential of the country's geological resources, as well as their extraction and processing. The IGM is also vested with the right to negotiate and underwrite exploration and mining contracts for State-owned geological resources. Empresa de Desenvolvimiento Mineiro ("EDM") is a holding company representing the Portuguese State interests in the mining sector, and is the major shareholder in Somincor, PA (Pirites Alentejanas, S.A., a private company controlled by EDM), Empresa Nacional De Uranio and Exmir, with interests in copper, tin, zinc, lead, uranium, and industrial minerals mining operations in Portugal.

Exploration Concessions

Exploration rights in Portugal may be granted by the MIE to individuals, single companies or joint-ventures, provided that they can demonstrate technical and financial competence to conduct the exploration effectively. Exploration contracts must include a discussion of mutual rights and obligations, the area of work and its boundaries, the nature of the resources to be explored, the initial duration period, renewal terms, work program, minimum expenditure and further specific terms.

The exploration party must start the work no later than three months after the contract has been underwritten (with exceptions where mutually agreed), carry out work according to the proposed work program, provide acceptable half-yearly reports, provide yearly proposed work programs, maintain drill core for delivery to the IGM at the end of the contract period, and compensate third parties for any damages caused by exploration activities.

The duration period of each exploration contract, including possible renewals, is not more than five years, and in each renewal the initial area applied for must be reduced by 50%. At the end of the five-year term, the company must enter into a new exploration contract or apply for an exploitation concession in order to continue work on the property. While a particular company is not supposed to have priority over other applicants, in practice if the company has complied diligently with the terms of its exploration contract, the company will have priority for the new contract.

Exploitation Concessions

The holder of an exploration concession has the exclusive right to apply for an exploitation concession concerning the area included in the exploration contract. The administrative contract of exploitation will include mutual rights and obligations, the comprised area and mineral deposits, the duration period of the concession, the amount of the bond, fees to be paid, conditions for renewal, and other specific provisions regarding each contract.

The duration period of the exploitation concession will take into account technical and economic data, namely the estimated life period of the mineral deposit under normal conditions of exploitation.

Environmental Laws

Mining exploitation concessions of more than 5 hectares and/or with an annual production rate above 150,000 tons are subject to an environmental impact assessment.

Taxes

Production royalty rates to the Government are set at 3% of the net smelter returns (NSR) for concessions granted since 1990; for concessions granted prior to 1990, no royalty generally applies. On the Company's Penedono property in Portugal, the NSR is established at 2% for gold price lower than $300 per ounce, 3% for gold price between $300 and $350 per ounce, and 4% for gold price between $350 and $400 per ounce. Income taxes are presently at 37.6%, with full deductibility of capital expenditures over a time frame ranging from three to eight years.

Repatriation of Earnings

Repatriation of earnings from Portugal to foreign entities is subject to withholding taxes as follows:

- Within the European Union, 5%
- Non-resident entities not within the European Union, whose jurisdictions have no tax treaties with Portugal, 30%.

Portugal has a tax treaty with the United States, pursuant to which the repatriation of earnings from Portugal to the United States is subject to a withholding tax of 10%.

GOVERNMENT AND OTHER GRANTS

Introduction

The Spanish government has implemented a system of grants and incentives to promote growth and to respond to investment expectations. The grant system provides incentives for the training and hiring of workers, encourages the creation of new companies, investments and research and development projects. Spain, being a member of the European Union, also offers to potential investors access to European grant programs. The system of grants and incentives is classified as follows:

- State and regional incentives for training and employment
- State incentives for specific industries
- Incentives for investments in certain regions
- State incentives for small and medium enterprises
- Incentives for internationalization
- European Union (EU) incentives

The mining industry, considered to be a priority economic sector by the Spanish administration, is eligible for grants and incentives. The government offers non-refundable subsidies of varying percentages, generally between 20-50% of the total investment. The grants offered for the mining industry are designed to advance geological and mining research and development projects, the recovery of minerals and solid wastes, and safety enhancement in mines. Subsidies are granted by the Ministry of Industry and Energy, and are paid through the Secretariat of State and Energy and Mineral Resources. Applications are filed with the Ministry of Industry and Energy.

Incentives are also available in depressed regions with high unemployment and low levels of income to promote development and subsequently achieve economic equilibrium among different regions in Spain. Financial assistance is based on non-refundable cash subsidies for up to 50% of eligible investment expenditures. These regional incentives are determined in accordance with European Union ("EU") requirements.

The above introduction is a summary extracted from "A Guide to Business in Spain" researched and written by Garrigues & Andersen on behalf of the Spanish Institute for Foreign Trade (ICEX), February 1999, that continues to be applicable.

Rio Narcea, through its wholly-owned subsidiaries, is eligible for grants for any next fiscal year, upon application and fulfilling the necessary conditions. Upon being officially granted and awarded, the grants can be collected upon acceptance by the Company and the presentation of certain documents (i.e. invoices, payments of invoices, company audits, and investment reports). Grants are classified as reimbursable and non-reimbursable depending on the regional, central or EU laws that regulate the issuing of grants. As of December 2002, the Company, through its subsidiary RNGM, S.A., has obtained grants mainly for the development of the El Valle mine.

Incentives Granted to Rio Narcea Gold Mines, S.A.

RNGM, S.A. was able to obtain several grants because its development projects are located in an economically depressed region with high unemployment. A brief description of the grants and their current status are given below:

1. On June 5, 1995, the Spanish Ministry of Economy granted RNGM, S.A. a 15% non-refundable grant for all capital expenditures incurred up to June 30, 1999, for the development of the El Valle and Carlés deposits. The grant program is managed by the Asturian regional government ("IFR") and funded by the European Economic Community through the central Spanish government. However, on February 24, 2000, at the request of RNGM, S.A., and under a resolution of the Government Delegate Commission for Economic Affairs, the resolution granting the grant was amended by extending the period available for accrediting eligible investments to March 30, 2001 (Note: Investments made up to December 31, 2000 were able to be paid up to March 30, 2001) and by decreasing the number of employment positions to be created and maintained from 275 to 165. The grant percentage on the entire approved investment was reduced from the original 15% to 14% (resulting in a reduction of the grant amount to be received from €15.7 million to €14.6 million). The Company has met the terms and conditions of the grant and all the bank guarantees supplied for the anticipated collection of the grant were given back by the authorities and cancelled on December 28, 2001.

   The account receivable balances relating to this grant are:

IFR Grant [1]

Year	Balance at 1/1 €	Granted €	Collected €	Balance at 12/31 €	Balance at 12/31[2] $
1995	-	2,176,800	-	2,176,800	2,979,000
1996	2,176,800	1,573,300	1,418,200	2,331,900	2,994,300
1997	2,331,900	7,215,900	1,452,200	8,095,600	8,876,300
1998	8,095,600	2,989,800	6,042,900	5,042,500	5,904,600
1999	5,042,500	418,700	659,100	4,802,100	4,831,400
2000	4,802,100	241,600	3,411,200	1,632,500	1,519,000
2001	1,632,500	-	-	1,632,500	1,438,700

Notes: (1) The grants to be collected or advanced, as indicated in the above table, do not directly correspond to amounts shown as grants receivable. Grants receivable include amounts for which the necessary expenditures have been made, but amounts have not yet been received from the grantor. RNGM, S.A. can use the guarantee of future grants payments by the government to obtain short-term loans with the banks. When the grants are received, the letters of credit are then repaid. As a result the Company can have in certain instances both a grant receivable and a loan payable recorded on the books.
   (2) Grants are denominated in Euros and reported in U.S. dollars at the year-end exchange rate for each of the years reported in the above table.

   In July 2002, RNGM, S.A. collected the outstanding accounts receivables of December 31, 2001 from the IFR subsidies that were inspected and approved, and had been advanced by the Spanish banks during 2000 and 2001.

2. In December 1996, the Department of Energy and Mineral Resources, under the provisions of the Ministry of Industry and Energy ("OFICO") granted RNGM, S.A. a non-refundable grant

(OFICO phase I) corresponding to 35% of the investment to be made in the first phase of the Rio Narcea project for the period from July 1, 1996 to April 30, 1997.

In December 1997, the same department granted RNGM, S.A. an additional non-refundable grant (OFICO phase II) equivalent to an average of 18.9% of the investment to be made in the second phase (from May 1, 1997 to December 31, 1997), third phase (January 1, 1998 to December 31, 1998), and fourth phase (from January 1, 1999 to December 31, 1999) of the Rio Narcea project.

At December 31, 2000, all of these grants had been collected, corresponding to 22.54% of the qualified expenditures previously made by the Company and amounting to a total of €14.4 million ($15.1 million based on the exchange rate ruling as of December 31, 2002). In connection with this grant, RNGM, S.A. undertook to create 260 jobs before June 30, 2000, and to maintain them for three years from the hiring date. Originally the OFICO grant application form contemplated the generation of a total of 260 employment positions, providing the Company with the right to distribute them between direct employment by the Company and permanent employment generated by the long-term contractors (which would depend on whether or not the excavation work would be carried out directly by the Company or by contractors). The excavation work is being carried out by long-term contractors, who have employed more than 110 permanent workers since 1998. As a result, the Company made a request on December 2000 to modify the employment requirement from 260 to 165 direct employment positions (the difference being the employment positions created by the contractors). A request has been filed with the Spanish Ministry of Industry and Energy to modify that commitment. The Company has met all of its obligations and the guarantees for the anticipated collection are expected to be released on June 30, 2003.

The history of the account receivable balances relating to these incentives is as follows:

OFICO Grant [1]

Year	Balance at 1/1 €	Granted €	Collected €	Balance at 12/31 €	Balance at 12/31 [2] $
1996	-	1,997,400	-	1,997,400	2,562,400
1997	1,997,400	7,919,300	5,108,600	4,808,100	5,273,500
1998	4,808,100	3,606,100	6,563,100	1,851,100	2,168,100
1999	1,851,100	901,500	2,752,600	-	-

Notes: (1) The grants to be collected or advanced, as indicated in the above table, do not directly correspond to amounts shown as grants receivable. Grants receivable include amounts for which the necessary expenditures have been made, but amounts have not yet been received from the grantor. RNGM, S.A. can use the guarantee of future grants payments by the government to obtain short-term loans with the banks. When the grants are received, the letters of credit are then repaid. As a result the Company can have in certain instances both a grant receivable and a loan payable recorded on the books.

(2) Grants are denominated in Euros and reported in US dollars at the year-end exchange rate for each of the years reported in the above table.

To summarize, the OFICO and IFR grants cover qualified capital expenditures incurred to December 31, 1999 and March 31, 2001 respectively. Accumulated OFICO and IFR grants received by the Company amounted to €14.4 million and €14.6 million, respectively ($15.1 million and $15.3 million at the exchange rate ruling as of December 31, 2002), and all of them have been collected as of December 31, 2002.

3. From 1994 to 2002, the Company has received and collected other grants amounting to a total of €3.1 million ($3.3 million at the exchange rate ruling as of December 31, 2002) for exploration, production processes and environmental programs. Of such amount $0.3 and $0.5 million were received in 2002 and 2001, respectively.

C.   Organizational Structure

The Company has four wholly-owned subsidiaries: Rio Narcea Gold Mines, S.A. ("RNGM, S.A."), Naraval Gold, SRL ("Naraval"), Rio Narcea Recursos, S.A. ("RNR, S.A.") and Rio Narcea Recursos, Ltd. ("RNR Ltd."). RNR Ltd. is organized under the laws of Ontario, and the other three subsidiaries are organized under the laws of Spain.

D.   Property, Plant and Equipment

Overview

The Company has substantially increased its property position in northern Spain and Portugal since the acquisition of the Rio Narcea Gold Property, which hosts the El Valle and Carlés gold mines, by acquiring mineral rights throughout the region. Through its wholly-owned subsidiaries, the Company controls 7,068 square kilometers of mineral rights in Spain and Portugal.

The El Valle and Carlés gold mines are located on the southern end of the Rio Narcea gold belt. This zone of gold mineralization is the easternmost of the Asturian gold belts. The Company controls 85 square kilometers that cover a 17 kilometer length of the belt, which also includes the Godán and La Brueva gold deposits and three prospect areas under various stages of exploration.

A bankable feasibility study was completed in July 2002 for the open-pit portion at the Aguablanca Ni-Cu-PGM project located in southwestern Spain. The Company is also permitting the Corcoesto gold project located in Galicia, Spain, for which a bankable feasibility study is in progress. Other exploration properties include Penedono, Campo Maior, and Beja in Portugal and Rio Malo in Spain.

The Company has recently entered into an agreement with Outokumpu Mining Sucursal Espana to acquire up to a 70% interest in the Lugo properties located in northern Spain. The Lugo JV properties cover 387 square kilometers in the regions of Galicia and Leon in northwestern Spain. For further details regarding the terms of the agreement see "Item 4-A. Recent Developments – Agreement Signed with Outokumpu".

The Company has also recently acquired a major exploration license in southern Portugal, see "Item 4-A. Recent Developments – Acquisition of Exploration License in Southern Portugal."

Figure 1. Property location map



Title to Properties

The mineral rights for the Company's Spanish properties consist of leases, options to purchase or freehold interests in exploration permits, investigation permits, and exploitation concessions. For a detailed discussion of the differences between exploration permits, investigation permits, and exploitation concessions, see "Item 4-B. Business Overview – Permits Concessions and Fees." The conversion of an Investigation Permit into a Mining Concession is regulated by the Mining Law (Article 67-74 of Law 22/1973 and Article 88-97 of Royal Decree 2857/1987). The procedure established by the Mining Law is not discretionary. The upgrade must be granted by the authorities when the investigation results prove the existence of a mineral resource; provided that the upgrade is requested within the period of validity of the Investigation Permit (a total of 9 years). The application is accompanied by the following documents:

a) Technical report on the nature and characteristics of the deposit, description of the investigation carried out and results obtained, and classification of resources and reserves; and

b) Feasibility Study.

The application is then reviewed and approved by the mining authorities. In the exceptional case where an application is not approved, the authorities will grant exceptional extensions of the validity of the Investigation Permit by a further period of 3 years in order to complete the investigation and be able to convert such Investigation Permit into a Mining Concession. The Company does not anticipate any difficulty in upgrading its investigation permits to exploitation concessions if a deposit is discovered.

With respect to the Company's Portuguese properties, licenses granted by Portuguese authorities are negotiated initially as prospecting and exploration contracts that are often granted for a period of three years and can be renewed for an additional period of three years with a 50% reduction in area. During their life they may be converted into a mining contract, the duration of which is stipulated on the basis of the estimated duration of the resources under normal operating conditions in accordance with the geological report, preliminary pre-feasibility study and mining plan submitted together with the application. In Portugal, the exploration contract and the mining law provide the basis for an upgrade into a mining concession. Upon fulfillment of the conditions, the mining contract is granted by the authorities. The Company does not anticipate any difficulty in upgrading its exploration contract to a mining contract if a deposit is discovered.

All mineral rights relating to the Company's properties are held free and clear of encumbrances and liens other than (i) the rights of certain owners of the mineral rights to investigate and exploit industrial minerals and (ii) the mortgages with financial institutions to secure the financing facilities. None of the Company's properties pertaining to the El Valle and Carlés mines are subject to any royalty interests. Net smelter return ("NSR") royalties of 0.5% to 2.0% are applicable to deposits, not yet found, in some of the concessions of the Navelgas, Oscos, and Rio Narcea belts.

For the Aguablanca project and any other within the State Reserve, the State will retain a royalty equal to a percent of the NSR to be paid annually at the start of the first year of commercial production in relation to the average annual nickel price according to the following scale:

Average Annual Nickel Price ($/tonne)

Minimum	Maximum	NSR
0	4,945	0.5%
4,945	6,235	1.0%
6,235	7,740	1.5%
>7,740		2.0%

In addition, the Company will pay a royalty to Atlantic Copper, S.A. ("AC") (a wholly-owned subsidiary of Freeport-McMoRan Copper & Gold Inc.) at the start of the second year of commercial production, according to the appropriate formulas detailed below, based on the yearly average prices for copper ("Cu") and nickel ("Ni").

✍ If (Ni + (Cu price/3)) = <$7,700/Mt, the amount to be paid shall be $0

✍ If $7,700/Mt (Ni price + (Cu price/3)) = $8,000/Mt, the amount to be paid shall be equal to: ($110.25*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

✍ If $8,000/Mt<(Ni price + (Cu price/3)) = <$8,500 Mt, the amount to be paid shall be equal to: ($220.50*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

✍ If $8,500/Mt<(Ni price + (Cu price/3)) = <$9,000 Mt, the amount to be paid shall be equal to: ($330.75*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

? If (Ni price + (Cu price/3)) = <$9,000 Mt, the amount to be paid shall be equal to:
   ($441*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

This royalty can range between a 0.0% and 3.5% NSR, depending on nickel and copper prices. RNR, S.A. has the right to buy back at any time the above mentioned royalty by paying $6 million to AC.

Outside the boundaries of the Aguablanca deposits but within the perimeters of the State Reserve, (see "Item 4-B. Business Overview – Reserve Areas" for the definition of State Reserve) if a new deposit is found, the royalties at the start of the second year of commercial production of this new deposit, would be 1% NSR, payable to AC.

Classification of Mineral Reserves

The following table summarizes the Company's mineral reserves as of December 31, 2001:

GOLD OPERATIONS

	Category	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Mineral Reserves[1,2]				
El Valle	Proven	1,559	6.89	345
	Probable	462	5.53	82
	Total	**2,021**	**6.58**	**427**
Carlés	Proven	806	4.62	120
	Probable	215	4.29	30
	Total	**1,020**	**4.55**	**149**
Total reserves		**3,042**	**5.90**	**577**

BASE METAL PROJECT

	Category	Tonnes (000's)	Ni (%)	Cu (%)	Combined PGM (g/t)	Au (ppm)
Mineral Reserves[3]						
Aguablanca	Proven	13,600	.66	.47	.48	.13
	Probable	2,100	.62	.44	.45	.12
Total reserves		**15,700**	**.66**	**.46**	**.47**	**.13**

(1) Mineral reserves for El Valle and Carlés have been estimated using an appropriate cut-off grade based upon a gold price of $280/oz and an exchange rate of €1.07/$. Grade Cutoff: 1.5 g/t open pit; 3.0-5.0 g/t underground (depending on rock type). Grade Caps: site specific 15-100 g/t (depending on rock type).
(2) Reserves are stated after mining recovery and dilution have been taken into account. Contained ounces figures are before mill recovery factors are applied.
(3) Mineral reserves for the Aguablanca project are based upon the July 2002 Feasibility Study Report. The estimates of mineral reserves were calculated using a €8.23/tonne NSR (equals to 0.256% Ni equivalent cut-off grade).

Exploration History of the Rio Narcea Gold Belt

Workings of the Roman era trace the length of the Rio Narcea gold belt. Some of the larger workings include pits at Godán, Carlés, La Brueva, Pepito, Antoñana, Villaverde, Caunedo, El Valle, and Boinás. The El Valle and Boinás Roman pits occur at both ends of the El Valle gold deposit and mineralized outcrops exposed in the pit walls were important in the discovery of the deposit. Just north of the village of El Valle, the Romans moved approximately 400,000 cubic meters of material. One kilometer to the southwest, near the village of Boinás, the volume of moved material is estimated at 700,000 cubic meters.

Although minor amounts of gold continued to be extracted from the region through simple panning methods, little is known about the history of metal mining in the Rio Narcea belt from the time the Romans abandoned the area near the end of the second century until the 19th century. Some of the earliest of modern mining interest in the belt is documented in public records as permits granted for iron exploration in the late 1800s. At the end of the 19th century and beginning of the 20th century, small copper mines were exploited at Carlés, Boinás, and El Valle. During World War II, arsenopyrite was mined near Carlés.

Modern exploration of the Rio Narcea gold belt began in the 1970s by Spanish subsidiaries of multinational mining companies. In 1971 and 1972, while exploring the Salave Gold deposit 60 kilometers to the northwest near the coastal village of Tapia, Gold Fields Española, S.A. ("Gold Fields") conducted preliminary reconnaissance of the area near Salas and mapped the Carlés skarn. Gold Fields' work included soil and outcrop sampling, geochemical analyses and a surface magnetometer survey. Boliden Minerals A.B. ("Boliden") came to the Rio Narcea belt through the Salave route in 1981. Focusing on the La Ortosa granodiorite, just south of Salas, Boliden conducted detailed geological mapping, and soil geochemical and geophysical surveys on a 600 meter by 500 meter grid prior to completing a seven hole, 1,085 meter core drilling program on the La Ortosa intrusive. Boliden was followed by Exploraciones Mineras del Cantábrico, S.A. ("Exploraciones") in 1985. Exploraciones continued exploration in the area and drilled an additional three core holes for a total of 624 meters at La Ortosa and one hole to a depth of 346 meters at Godán.

Anglo American Corporation ("Anglo") initiated the first systematic program of gold exploration on Rio Narcea gold belt in 1985. Focusing on skarn related gold mineralization, Anglo concentrated their initial work in the vicinity of the Carlés intrusive while conducting exploration along the belt. The first phase of exploration at Carlés included 1:6,000 and 1:25,000 scale aerial photography, photo geologic and outcrop mapping at a scale of 1:1,000, collection and geochemical analysis of 253 outcrop samples and 240 soil samples, completion of 1,292 meters of percussion drilling in 25 holes and 13,147 meters of core drilling in 58 holes with mineralized intercepts assayed for gold, silver, copper and arsenic. Anglo's work also included geotechnical (Rock Quality Designation-RQD) studies and preliminary bench metallurgical test work.

By the end of 1990, Anglo, through a joint venture with Hullas del Coto Cortés, S.A. ("HCC"), a Spanish coal mining company, had developed 910 meters of decline at Carlés for access to +70 meter, +40 meter, and +18 meter levels and driven 200 meters of ore drives and 80 meters of raises. The underground sampling work included the collection of 600 panel samples, 189 channel samples, and 140 muck pile samples to determine the extent and continuity of the skarn mineralization in the deposit. A total of 90 samples weighing 36 tonnes were sent to Anglo American Research Laboratories in Johannesburg, South Africa, for large-scale metallurgical testwork. The underground drilling program included a total of 6,012 meters in 108 core holes. A feasibility study completed by Anglo in 1991 concluded that Carlés was technically feasible.

Along with its work on the Carlés project, Anglo expanded the exploration program in the Rio Narcea gold belt. During the Carlés exploration and predevelopment programs, Anglo and the Anglo/HCC joint venture mapped, at a 1:1,000 scale, several of the Roman pits on the belt, collected 858 samples for analysis, conducted magnetometer and soil geochemical surveys at El Valle, Boinás East, and Godán, and initiated the first exploration drilling program to test these areas. By 1991, the joint venture had completed a total of 8,932 meters of core drilling in 43 holes including 4,555 meters in 26 holes at Boinás East, 3,474 meters in 13 core holes at El Valle and 903 meters in four core holes at Godán.

Drawn by the work done by Anglo and HCC, Concord Services Inc. ("Concord") a mining company from Denver, Colorado, U.S.A. established the wholly-owned Spanish subsidiary, Concord Minera Asturiana ("CMA"), in April 1992 and joined Anglo and HCC to continue work on the project as operator for the joint venture. CMA began exploratory drilling on the Rio Narcea project in January 1993 after the completion of detailed geologic mapping between La Brueva and Boinás and trenching programs in Santa Marina, Villaverde, and La Brueva. By August 1993, CMA had completed the first round of drilling at El Valle and defined a zone of high-grade gold mineralization in the West Breccia over a strike length of 250 meters. At this time, CMA and HCC acquired Anglo's remaining interest in the joint venture and formed Rio Narcea, A.I.E., a company registered in Spain, to hold their interest in the properties and continue exploration on the Rio Narcea gold belt.

By the time of the Company's public listing in July of 1994, Rio Narcea A.I.E. and the precursor CMA/Anglo/HCC joint venture had completed an additional 9,727 meters of drilling in 50 holes on the Rio Narcea gold belt. The exploration program included 7,090 meters in 32 holes in the El Valle deposit, 371 meters in three holes at Pontigo, 577 meters in three holes at Villaverde, 541 meters in four holes at Antoñana, and 1,148 meters in eight holes at La Brueva. Following its public listing, the Company commenced an advanced exploration drilling program at the El Valle deposit (now considered to include Boinás) while continuing exploratory drilling for additional deposits along the belt.

The Company expanded its exploration drilling program through the remainder of 1994 and 1995 on the Rio Narcea gold belt to advance the delineation of mineralization at El Valle while continuing to test targets at Villaverde, Antoñana, Millara and La Brueva. In August 1995, infill drilling commenced in the West El Valle zone. Metallurgical, hydrological, geotechnical, and sterilization drilling was completed on the El Valle deposit in the second quarter of 1996 with infill drilling continuing into the third quarter to delineate yet another zone of copper and gold mineralization referred to as the Black Skarn below the planned Boinás East open pit. Infill drilling for the feasibility study was completed in the West Breccia zone, the Boinás West zone and within the planned open of the Boinás East zone at the end of August 1996. The feasibility

study on the El Valle project was completed in October 1996 by MinCorp Engineers & Constructors, a division of MinCorp Ltd. ("MinCorp"), based in Denver, Colorado. Infill drilling was initiated later in the year at Carlés, completing an additional 16,283 meters in 96 holes. By the end of 1997, drill spacing on the Carlés deposit was closed to approximately 25 meters to a depth of 100 meters below surface and a spacing of 50 meters to a depth of approximately 200 meters below surface. Contemporaneous with this program, mineralized material in the form of a gold skarn was identified at Godán where an additional 5,656 meters were drilled in 17 holes prior to the end of 1998.

GOLD OPERATIONS

El Valle Mine

Location

Most of the Company's resources have been devoted to the evaluation, development, and construction of a mine and production plant at the El Valle gold deposit located within the municipality of Belmonte de Miranda. The El Valle mine is about 40 kilometers southwest of Oviedo, Spain. The mine area is located along the west flank of the Sierra de Begega mountain range. Access is by paved roads from many directions and internally by a series of improved dirt roads. The Company has acquired all land necessary for mining operations at El Valle.

Fig. 2. El Valle Mine location map



Gold deposits
Town
Property Boundaries
Au Mineralization
Salas
Field Office
Godán
Carlés
Mine
Villanueva
Coreshed
La Brueva
Antoñana
Villaverde
Santa Marína
Mari Luz
EL VALLE
MINE
0
5 km
Scale

Geology

Gold mineralization at El Valle was initially deposited as copper-gold skarns near the margins of intrusive igneous rocks where in contact with limestone or dolomite. After extensive erosion, a northeast-trending fracture zone provided conduits for the subsequent emplacement of igneous dikes and related hydrothermal alteration that crosscut the skarn. The later events produced gold mineralized quartz veins, clays, and jasperoid breccias.

The El Valle deposit has been defined by 135,300 meters of drilling in 689 holes. The deposit consists of six major zones of gold mineralization within a radius of 750 meters that form a single northeast oriented mineralized system around the Boinás intrusive. The geometry of the zones reflects the various phases of mineralization that constitute the deposit. Along the intrusive contact, the shape is strongly influenced by the lens-like geometry of the igneous body where skarn mineralization is dominant. Where the orebody consists of gold mineralization from the epithermal overprint, the zones have larger bulk dimensions and are parallel to the northeast trending fracture system. The mineralizing events at El Valle have resulted in a mineralized system that has more geometric complexity than many sedimentary hosted epithermal deposits, but a simpler geometry than is usually associated with skarn deposits.

Mineral Reserves

The Company's December 31, 2001 mineral reserve estimate for the El Valle mine is 427,434 ounces of gold in 2.0 million tonnes of material with an average grade of 6.58 grams per tonne gold.

El Valle Mine - Reserves as at December 31, 2001

	Tonnes (000's)	Grade (g/t)	Gold Ounces (000's)
Proven reserves	1,559	6.89	345
Probable reserves	462	5.53	82
Total reserves[1]	2,021	6.58	427

Note

(1): Gold Price: $280/ounce
       Euro exchange rate: $1.00 = €1.0698
       Average copper grades for the El Valle mine are .25% copper. In areas with low copper (<.15%), no attempt will be made at flotation recovery. A 60% recovery is expected for higher grade copper mineralization within the reserves.
       Reserves are stated after mining recovery and dilution have been taken into account.

As at December 31, 2000

	Tonnes (000's)	Grade (g/t)	Gold Ounces (000's)
Proven reserves	1,778	7.18	410
Probable reserves	1,052	5.56	188
Total reserves	2,830	6.58	598

Mining

The El Valle mine is being exploited using conventional, open pit methods. The original mine plan was for mining to proceed sequentially through the three pits starting with the Boinás West pit, followed by the Boinás East pit and finishing with the El Valle pit. Mining of the Boinás West and Boinás East pits were completed in the second quarter of 1999 and January 2002, respectively. Pits were designed based on slope parameters provided by the geotechnical consultants, and economic and process parameters provided by the Company.[3]

Recommendations for safe pit slopes are based on the assumption that the limestone formation at the footwall of the El Valle pit will by fully de-watered, and slopes are reviewed constantly with new mapping and mining experience, including periodic reviews by outside consultants. An adit approximately 1,100 meters long was driven beneath the El Valle pit to achieve the necessary dewatering by gravity discharge. Initial pit optimization was done using conventional floating cone methods followed by manual design to smooth the floating cone contours, to add roads, and to further optimize the pit outlines. Two independent contractors, under the supervision of the Company's staff, are employed for all mining and pre-stripping activities. Grade control is carefully managed through the Company's system of computerized controls with bar-coded data entry for the lithology, position and assays of each reserve block. The mining plan is reviewed and revised periodically based on mining experience.

The overall project stripping ratio is 23:1 (waste:ore). The Company adopted a new mine plan at mid-year 2000 in order to maximize near-term cash flow from the operation. The new mine plan permits the access of high-grade ore earlier than projected to maximize production and reduce operating costs through an accelerated waste removal program. Mining of the Sienna zone of the Boinás East pit started in the second quarter of 2001 and was completed in early January 2002. Access to the high-grade Charnela zone of the El Valle pit was achieved in March 2002 and is the major source of mine production. If no further underground resources are developed, the open pit mine life will be completed by mid-2005. The Company is currently excavating an underground access ramp that together with the drainage adits totals 3.9 kilometers in length. The underground access ramp is being used for infill drilling below the mined out Boinás East pit. Built to production size and specifications, the ramp can provide access for possible future underground mining. The Company expects that new underground mineral reserves will be defined and when combined with the open pit reserves will extend the open pit mine life of the El Valle operation.

Metallurgy

Metallurgically, the El Valle ore is relatively complex being a copper-gold ore from both oxidized and primary sulfide environments exhibiting not only variability with respect to gold and copper provenance but also in physical terms i.e. grindability. The copper in the oxidized zones is mainly native copper, recoverable by gravity concentration as well as froth flotation, whereas the

---

[3] Before the operation started, the original geotechnical studies for all the pits were developed by Steffen, Robertson & Kirsten (UK office) ("SRK"). Follow-up studies of the early mining phases were made jointly by SRK and a Company geotechnical expert (trained by SRK). Further ongoing controls and designs have continued using external consultants that periodically visit the property and work with experts from the Company.

sulfide zones contain copper mainly as chalcopyrite, recoverable by flotation only. Gold is substantially liberated but with relatively fine grain sizes. The metallurgical flowsheet therefore requires gravity concentration for gold and native copper recovery, and froth flotation for copper recovery to achieve low enough residual copper levels for feeding a conventional cyanide gold leaching circuit.

Process Plant

The processing plant at El Valle, constructed and designed by Fluor Daniel-Signet, was designed in accordance with the metallurgy described above to process 600,000 tonnes of ore per year to produce doré and copper gravity and flotation concentrates. Overall recovery of the remaining El Valle copper is expected to average 35%. The plant was designed to permit expansion of capacity to 750,000 tonnes per year. At present, a rate of almost 800,000 tonnes per year has been achieved. Although the quantities of doré and concentrate may fluctuate depending on the source of the ore being processed, the annual production rate averages approximately 2,600 kilograms per year of doré, containing up to 1,950 kilograms of gold, and 5,000-10,000 tonnes per year of copper concentrate, with variable gold content. The products are sold separately.

Following the successful expansion to the gravity circuit in 1999, a further expansion took place in the last half of 2000 involving an additional Knelson Concentrator and more spirals, together with improvements to the shaking table circuit. As a result, the recovery of gold to high-grade gravity concentrates with superior smelting terms has been significantly increased. In anticipation of higher copper levels in the ore feed, further plant modifications were made to increase the capacity and the flexibility of the flotation circuit to maximize recovery ahead of CIL and improve concentrate grades.

In addition, extensive work has been carried out to investigate various options for copper removal and cyanide regeneration from the tailings with a view to reduce operating costs. Although a technically feasible process flowsheet has been developed, economic analysis indicates the capital payback period to be unacceptably long and, therefore, at this stage the project will not pursued.

During 2002 laboratory testwork was carried out on the feasibility of performing an intensive cyanide leach on selected streams of high grade concentrate from the gravity circuit with the objective of converting it into doré and obtaining improved net smelter return as well as better payment terms. The testwork gave positive, economically viable results and hence an intensive cyanide leaching circuit plus separate electrowinning facility was designed, installed and commissioned in the fourth quarter of 2002. By year end, it was performing according to design specifications producing approximately 100 kilogram gold as doré per month and has become a part of the normal flowsheet.

Permits

The Company has all the necessary permits required for mining operations at El Valle. By resolution dated August 23, 1996, the Asturian mining and environmental authorities approved the final production, reclamation and environmental impact plans for the El Valle Deposit. The permits include plans for three open pits, a treatment plant, waste dump, and all necessary facilities for the project.

Production Forecast

The El Valle plant produced 177,225 ounces of gold in 2002 at a cash operating cost of approximately $143 per ounce, which includes processing approximately 118,000 tonnes of ore from the Carlés mine. The El Valle plant is forecast to produce approximately 155,000 ounces of gold in 2003 at a cash operating cost of less than $130 per ounce. With the implementation of the new mine plan, the average cash operating cost, including stripping costs, over the remaining open pit mine life, is estimated at approximately $130 per ounce.

Contracts for Sale of Products

The Company sells three types of products: high-grade gold concentrates, low to medium-grade copper concentrates and gold doré. The first is sold to refineries in Belgium through long-term and spot contracts. The second, produced by gravity and flotation, is sold to smelters in Canada through long-term contracts revised each year. In the past, low to medium-grade copper concentrates have also been sold to other locations in Europe and Japan. The bullion is sold to a refinery in Switzerland.

Environment

The Company's priority is to minimize the impact of its operations through application of its Environmental Monitoring Plan, which exceeds the requirements necessary to comply with local, regional and national regulations.

Both surface and ground waters are valuable resources. Protection of their quality is a priority for the Company as it strives to prevent any negative impact by our mining activities. Its operations are designed with a zero-discharge water recovery system. Air quality standards are continually monitored and controlled to minimize their impact on adjacent villages and communities.

The Company has conducted ongoing recontouring, soil replacement, seeding and planting activities since 1997. The overall goal of the Company's reclamation activities is to restore the land to its natural ecosystem and return to the community a superior environment for their traditional agricultural and cattle grazing uses.

El Valle Exploration Potential

The Company is focusing on the underground exploration and development of the El Valle mine. Currently, surface drilling has defined the underground portion of the El Valle deposit to contain 1.37 million tonnes of mineralized material grading 6.49 grams per tonne. Thus far, approximately 3.9 kilometers of underground access for exploration and development have been completed on the project. In 2002, Rio Narcea completed 12,000 meters of drilling to confirm

the continuity and style of the underground mineralization and to explore for new zones around the margins of the open pits.

Carlés Mine

The Carlés mine is located ten kilometers north of the El Valle mine on the Rio Narcea gold belt. The Company commenced mining operations at Carlés in the fall of 2000.

Figure 3. Carlés Mine Location Map.



Gold deposits
Town
Property Boundaries
Au Mineralization
Salas
Field Office
CARLES
MINE
Godán
Villanueva
Coreshed
La Brueva
Antoñana
Villaverde
Santa Marína
Mari Luz
El Valle Mine
0
5 km
Scale

The Carlés gold deposit is defined by approximately 37,000 meters of core drilling in 331 holes and includes 1.5 kilometers of underground decline and strike drives for future underground production. Gold mineralization is associated with copper sulfide-magnetite bands found in garnet and pyroxene skarn that is metallurgically distinct from the oxide gold mineralization found at El Valle, but quite similar to the sulfide skarn mineralization.

From 1986 to 1991, Durandel (a wholly-owned subsidiary of "Anglo") and HCC carried out 20,732 meters of core drilling in a total of 193 holes and completed 1.5 kilometers of underground decline and strike drives at the Carlés deposit. A positive feasibility study for mining the Carlés deposit was completed in February 1991. However, Concord Minera Asturiana, S.A. ("CMA"), a company controlled by Benton and part of the Concord group of companies ("Concord"), concluded that approximately two-thirds of the investigated zone required additional drilling to prove continuity of the mineralized envelope. During 1997, Rio Narcea completed an infill drilling program comprising 16,300 meters in 134 holes, focusing on near-

surface mineralization of the North zone, to confirm the Anglo findings and to establish continuity in the ore zones.[4] See "Item 4-D. Drilling and Sampling Procedures".

Development of the Carlés deposit began in 1998 with construction of a by pass for the highway to provide an access area for mining and surface infrastructures. In 1999, the Company continued development work of the Carlés project by advancing permitting and the purchase of surface rights. In July 2000, the Company obtained final approval and all necessary permits for the commencement of mining operations. Open pit production from the Carlés deposit commenced in the fall of 2000.

Open pit production is scheduled at approximately 10,000 to 20,000 ounces of gold per year with the ore trucked to the El Valle plant for processing. The waste from the pit is either being used for nearby road construction at no cost to Rio Narcea or part of the waste is sold to a nearby quarry. The Company is also investigating the market demand for raw blocks of marble and limestone being recovered during the mining operation. It now has contracts in place for profitable sale of these by-products thus reducing operating cash costs of the Carlés mine and thereby contributing to lower costs at the El Valle operations.

At year-end 2001, proven and probable reserves at Carlés were estimated at 149,205 ounces in 1.02 million tonnes of material with an average gold grade of 4.55 grams per tonne. Of this amount, 74,460 ounces are contained within the open pit and the stockpiled ore. The deposit remains open for extension at depth. The open pit mining planned for the next three years will be followed by underground mining using the existing underground ramp and crosscuts excavated by Anglo American in 1990. A study made by the University of Oviedo, Spain updated the economic assumptions made in the 1991 Anglo American feasibility study using current metal and material prices.

Underground development started in November 2002 with the excavation of a ventilation rise. Access to the underground ramp is being re-established and pumping has started. The Company plans to re-estimate the mineralized material for projected underground development that would use the application of narrow-vein mining methods to extract the ore at optimal efficiency and minimal operating costs.

The addition of the Carlés ore is expected to extend the El Valle mine life and contribute significantly to the Company's annual gold production.

---

[4]   The average drill spacing for the various categories of reserve and mineralized material is discussed in the "Drilling and Sampling Procedures" section at the end of Item 2 below. The Company also provides the following additional disclosure with respect to the Carlés deposit: Because of the multiple gold host rock types, gold interpolation distances for proven reserves ranged from 7 to 11 meters along strike, 5.6 to 10 meters up and down dip, and 1.4 to 2.2 meters perpendicular to strike. Probable reserves distances ranged from 20 to 25 meters along strike, 20 meters up and down dip, and 4.4 to 5 meters perpendicular to strike. In all cases, interpolation was restricted by a hard geologic boundary. Dilution resulting from averaging the original 1x1x1 model blocks into the SMU of 3x3x4 resulted in ore losses of 14% in the north orebody with a dilution of 10%, and ore losses for the east orebody at 8% with a dilution of 6%. The reserve figures reflect that dilution. The in place copper grade of the reserve is .57%. Copper interpolation distances were very similar, but slightly larger than for gold. Copper recoveries are planned at 92%, based upon bulk metallurgical testing completed by Anglo American during their feasibility study concluded in 1991. The resulting copper concentrate to be produced is expected to contain 30% copper, based upon the Anglo study and upon Rio Narcea's experience at skarn processing.

Carlés Mine - Reserves
As at December 31, 2001

	Tonnes (000's)	Grade (g/t)	Gold Ounces (000's)
Proven reserves	806	4.62	120
Probable reserves	215	4.29	30
Total reserves[1]	1,020	4.55	149

Note

(1): Gold Price: $280/ounce
Euro exchange rate: $1.00 = €1.0698
Average copper grades for the Carlés mine are .57%.
Copper recoveries are planned at 92%.
Reserves are stated after mining recovery and dilution have been taken into account.

As at December 31, 2000

	Tonnes (000's)	Grade (g/t)	Gold Ounces (000's)
Proven reserves	731	4.56	107
Probable reserves	491	3.68	58
Total reserves	1,222	4.21	165

Annual production rate of ore, average ore grade mined, and annual production by mine for the years 2002, 2001, 2000 and 1999 is as follows:

	2002	2001	2000	1999
El Valle Mine				
Plant throughput (Tonnes)	635,657	598,518	710,344	670,046
Average grade (grams/tonne)	8.3	6.7	4.6	5.4
Recovery	94.3%	91.2%	89.7%	90.1%
Gold production (ounces)	160,129	117,237	95,259	103,785
Carlés Mine				
Plant throughput (Tonnes)	117,754	50,631	13,244	-
Average grade (grams/tonne)	4.8	4.8	4.6	-
Recovery	94.3%	91.2%	89.7%	-
Gold production (ounces)	17,096	7,126	1,757	-

GOLD EXPLORATION PROPERTIES ON THE RIO NARCEA BELT

Godán Project

The Godán deposit consists of a mineralized envelope of gold skarn located 2.5 kilometers northwest of the Carlés mine. A total of 1,994 meters drilled in nine holes by the Company in 1998 targeted the margins of the intrusive. The drilling program discovered a new zone of gold

mineralization, referred to as "Ortosa West," which ranges between 5 and 10 meters in thickness. The zone has an average grade of 11.0 grams per tonne gold over 6.4 meters at a depth of approximately 250 meters. The skarn mineralization occurs at the same stratigraphic horizon which hosts the "Ortosa East" zone located one kilometer to the east. Drill hole data from the two zones indicate a tight stratigraphic control for mineralization around the intrusive. Both zones remain open for a possible extension that could connect the two zones over a possible strike of 1,200 meters and a width between 50 and 200 meters. Results to date indicate that the deposit could potentially be mined underground with the ore trucked to the El Valle operation.

The Godán project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. No exploration was conducted on the Godán deposit during 2000, 2001 and 2002.

La Brueva Project

The La Brueva deposit is located three kilometers south of the Carlés deposit near the crest of the Sierra de Begega mountain range. An oxidized, silica-rich, quartzite breccia with partially oxidized veins of arsenopyrite is prominently displayed in a large Roman pit at the deposit. The Company has drilled 1,861 meters in 12 holes testing a northeast plunging breccia pipe. The mineralized breccia is at the west edge of a gabbro intrusive that forms skarn mineralization. Skarn mineralization is also evident in pyroxene hornfels developed 500 meters to the southeast in a sandstone near the intrusive contact where surface magnetic highs correspond to a soil gold anomaly.

In 2000, the Rio Narcea/Barrick JV drilled 520 meters in three holes testing the down dip extension to mineralization in the mineralized breccia pipe and the strike extension to mineralization along the east-west trending structure. The drilling program identified a new northeast trending mineralized structure and better defined the geometry of the deposit. No exploration work was conducted in 2001 and 2002. The upper portion of the deposit could potentially be mined by open pit methods. The higher grade intercepts are open at depth and further definition drilling is necessary to evaluate the underground potential.

The La Brueva project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

Santa Marina Prospect

The Santa Marina prospect, located just two kilometers north of the El Valle mine, was discovered in the last phases of the Rio Narcea/Barrick JV program in 2000. Hole SM-5 penetrated a 100-meter thick, near vertical zone of breccia that closely resembles the style of mineralization at El Valle. The hole intercepted a total grade thickness of 90 grams x meters / tonne in a breccia with three intervals including 1.0 meter assaying 22 grams per tonne, 2.5 meters assaying 16.1 grams per tonne and 8.2 meters assaying 2.0 grams per tonne gold between 170 and

210 meters below surface. Although found after deep drilling tested the stratigraphy below the thrust plate to the east, the Santa Marina structure lies to the west of the thrust and below less than 40 meters of Tertiary sediments. It now has a strike length of 500 meters. Data from holes SM-2 and SM-4 suggest that a significant envelope of high-grade gold mineralization could be expected to the north and at depth.

The Santa Marina prospect is one of three mineralized fault breccias defined by the joint venture program on the Rio Narcea gold belt. Ranging from 50 to 100 meters in thickness and extending up to 750 meters in length, similar mineralized breccias were discovered along an east-west orientation at La Brueva and, most significantly, along a north-south orientation to the south of Villaverde. These targets, together with a wealth of information provided by the joint venture, have provided Rio Narcea with important tools to discover the future gold deposits of northern Spain.

The Santa Marina prospect is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

OTHER GOLD PROJECTS

Corcoesto Project

The Corcoesto project is near the coast of Galicia in northwest Spain where numerous gold occurrences and Roman workings form an arcuate belt that extends 70 kilometers along the Malpica shear structure. The north to northeast trending structure dissects a metamorphic sequence of schist, gneiss, and quartzite providing zones of weakness for a complex evolution of mineralizing events. Gold mineralization occurs in a well-developed system of sheeted quartz veins forming large silica-rich envelopes within altered metamorphic rocks.

In 1998, the Company expanded its property position to include the Corcoesto project in the western region of Galicia and the Penedono project in north central Portugal. Both areas contain ample evidence of ancient mining activity dating back to Roman time. Corcoesto contains more than 60 Roman workings. Attracted to the area in 1895, Sagasta Gold Mines Ltd. constructed, via a 70 meter main shaft, 3,000 meters of adits and produced 6.75 kilograms of gold from 12 quartz veins before selling the property in 1910 to the Aurifera Gallega Company. Rio Tinto Patino acquired the property in 1972 and sold the project to Gold Fields in 1975 who continued exploration in the area with systematic surface channel sampling. Between 1983 and 1990, Exploraciones Mineras del Cantabrico and Rio Tinto Minera ("RTM") drilled 9,621 meters in 47 holes looking for higher grade structures at depth.

The Company acquired the Corcoesto property following detailed surface mapping and a review of previous exploration in the area. The study revealed that much of the previous exploration had focused on the potential of deeper high-grade structures, but the shallow mineralization was largely undefined.

From 1998 to 2000, the Company completed 16.3 kilometers of trenching and 3,734 meters of drilling in 58 holes at Corcoesto. Together with 11,747 meters drilled in 69 holes during previous programs, the work defined five zones of gold mineralization within an area of three square kilometers. Mineralized material totaled 3.9 million tonnes of material averaging 1.54 grams per tonne gold.

In May 2002, the Company awarded the feasibility study of this project to Metallurgical Design and Management (Pty) Ltd. ("MDM") of South Africa that completed in July 2002 the bankable feasibility study of Rio Narcea's Aguablanca project in southwestern Spain. As part of the feasibility study, the Company is currently conducting a 10,000-meter infill drilling program. The area does not have any foreseeable constraints from the environmental and permitting point of view and has very good infrastructure.

Penedono Project

The Penedono exploration license covers 110 square kilometers of mineral rights in northern Portugal. Past mining activity at Penedono include small Roman pits and more recent exploitation attempts beginning in the 1950s that resulted in the development of 4 kilometers of underground adits and surface installations including antiquated milling, flotation and roasting circuits and a tailings dump of approximately 300,000 tonnes at approximately 1.5 grams per tonne. In the 1970s, an attempt to restart operations included the addition of a cyanidation circuit, resulting in the treatment of 3,500 tonnes or ore to extract 50 kilograms of gold. As in previous attempts, the operation failed principally due to the lack of funding, poor equipment and lack of experience in mining and processing. The Penedono project remains largely under-explored outside of the immediate mining vicinity.

Gold mineralization at the Penedono prospect, located three kilometers to the west of the village of Penedono, occurs in a parallel series of 0.5 to 2.2 meter wide vertical quartz veins with high grade (>6 grams per tonne) gold mineralization in relation to arsenopyrite, pyrite and minor chalcopyrite. Underground channel sampling on the prospect defined a near vertical zone assaying 30.0 grams per tonne gold over a strike length of 72 meters with an average width of 1.56 meters. The high-grade zone forms part of an interval assaying 18.4 grams per tonne over a strike length of 128.5 meters with an average width of 1.68 meters. The mineralization is non-refractory as indicated by metallurgical testing contracted by the Company prior to acquisition of the property. Recoveries ranging from 85 to 95 percent of the gold can be achieved through flotation and leaching.

Reconnaissance work in 2000 identified an unusual occurrence of intrusive-hosted gold mineralization in relation to tungsten in old workings ten kilometers to the west of the village of Penedono. Channel sampling of greisen exposed in the shallow Turgueira tungsten workings defined a true width of 23.6 meters averaging 1.9 grams per tonne gold, including 12.9 meters averaging 3.1 grams per tonne gold. Subsequent trenching 50 meters to the south of the Turgueira adit intercepted 23 meters averaging 1.9 grams per tonne gold including 5.2 meters averaging 6.2 grams per tonne gold. Three holes drilled in 2001 failed to encounter significant mineralization. The soil geochemical survey succeeded in defining significant gold anomalies that extend over a strike length of two kilometers with samples containing up to 3.0 grams per tonne gold.

The Penedono project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

BASE METAL DEVELOPMENT PROJECT

Aguablanca Deposit

Location, Access and Climate

The Aguablanca nickel sulfide deposit is located in the province of Badajoz, in the municipality of Monesterio, five kilometers west of the village of El Real de la Jara. The Aguablanca deposit is approximately three kilometers from the Seville-Mérida national highway, currently being updated to a four lane highway, and 80 kilometers by road to Seville and 140 kilometers from a major seaport at Huelva. There is ready access to power, telephone lines, and domestic water, and industrial water can be obtained from the Rivera de Cala river, which runs about 800 meters from the deposit, or one of its effluents.

Figure – Aguablanca Location Map



ViaMichelin
Sierra de Tudia
Tentudia
Arroyomolinos de Leon
Castillo
Venta de Culebrin
Morena
Hoya de Sta María
AGUABLANCA
La Bastiana
Jabata
Minas de Cala
El Real de la Jara
Picos de Aroche
Almaden de la Plata
El Borrocal
Costalinero
55
35
N 630
© Michelin 2002
FRANCE
ANDORRA
La Coruña
Vigo
León
Valladolid
Zaragoza
Barcelona
Tarragona
PORT.
MADRID
Valencia
Alicante
Córdoba
Huelva
Sevilla
Málaga
Cartagena
Cádiz
Gibraltar
Ceuta
Melilla
Mediterranean Sea
ALGERIA
MOROCCO
North Atlantic Ocean

Roads in the area are relatively undeveloped. A new bitumen road by-passing the town will be constructed. This will ensure that heavy vehicles associated with the mine development, and operations thereafter, do not disturb or disrupt the local community.

The Aguablanca deposit is at an elevation of 450 to 500 meters above sea level, and comprises low hills with moderate relief. Rock outcrops are rare. High voltage power will be provided.

The Aguablanca deposit is part of the Ossa Morena project which includes mineral rights in the provinces of Badajoz, Cordoba, Sevilla, and Huelva. The mineral rights consist of leases, options to purchase or freehold interests in registered exploration permits, surveyed investigation permits, and state mineral reserves covering a total surface area of approximately 4,555 square kilometers.

Mineral Rights for the Aguablanca Project

Permit Name	Regist. Number	Type	Minerals	Province
Posadilla 1ª fracción	12,853	P.I.	Sección C - All minerals	BADAJOZ
Posadilla 2ª fracción	12.853 bis	P.I.	Sección C - All minerals	BADAJOZ
Almenara	7,631	P.I.	Sección C - All minerals	BADAJOZ, SEVILLA
Cabrera	12,282	P.I.	Cr, Ni,Cu	BADAJOZ
LA REMONTA	272	Reserve	Pb, Zn. Sn, W, Bi, Pt, Nb, Cr, Ni, Co. Ph	BADAJOZ, HUELVA, SEVILLA
LA MONAGUERA	207	Reserve	Fe, Cu, Au, Ag	BADAJOZ, HUELVA, SEVILLA
LA MONAGUERA II	380	Reserve	Pl, Os, Rh, Ir, PGE	BADAJOZ, HUELVA, SEVILLA
Granja	12,595	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ, CORDOBA
Hinchona	12,593	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
Hoya de Santa María	12,592	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
Jerez	12,591	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
Las Torres	12,590	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
Montemolín	12,589	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
Piedra Aguda	12,588	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
Valverde	12,594	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
SUDBURY	12,528	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
GULI	12,529	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ, HUELVA
POGO	12,530	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ, HUELVA
NORILSK	12,531	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ, SEVILLA
VIRCHA	14,823	PE	Au, Ni, Pt, Pd, Others	HUELVA
ANIMALITO	7761	PE	Au, Ni, Pt, Pd, Others	SEVILLA
KAMBALDA	14,825	P.I.	Sección C - All minerals	HUELVA
AGUAROCK	12538	P.I.	Ornamental, Aggregate	BADAJOZ
MILA	12,362	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
ALBERTO	12,349	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
ACEBO	12,363	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
ENCINA	12,361	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
ENEBRO I	12,315	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
ENEBRO II	12,316	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
ENEBRO III	12,401	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ
ENEBRO I-A	12.315-A	C.E.	Au, Ni, Pt, Pd, Others	BADAJOZ
ENEBRO II-A	12.316-A	C.E.	Au, Ni, Pt, Pd, Others	BADAJOZ
RESACAS	12,569	P.I.	Au, Ni, Pt, Pd, Others	BADAJOZ

Once the geological potential of the Exploration Permits has been assessed, the Company will transform the areas of interest into Investigation Permits (PI).

Bankable Feasibility Study

In October 2001, Rio Narcea engaged Metallurgical Design and Management (Pty) Ltd ("MDM") of South Africa, a company having worldwide project experience in the design and construction of metallurgical milling and flotation plants, to manage the Aguablanca bankable feasibility study ("BFS"). Completed in July 2002, the BFS contains all of the required technical, engineering, capital and operating cost data, produced and compiled by MDM, as well as detailed environmental, geo-technical, mining, metallurgical and tailings studies/reports completed by others. Using this data, MDM has established that the project is technically feasible and economically viable. The following technical information relating to the Aguablanca project is derived from the BFS.

The Base Case financial model shows that the Aguablanca project is viable under the conditions specified in the BFS. With a capital cost, estimated to an accuracy of +/- 10%, of $64.1 million, the Project's IRR is 30.1% and NPV is $82.4 million (July 2002) when net cash flow, inclusive of tax, depreciation, depletion allowance and interest expense, is discounted at 5% per annum over 10.5 years. An exchange rate of 1$=1Euro is used throughout the BFS. The above figures assume a nickel price of $6,600 /tonne ($2.99/lb) and a copper price of $1,600/t ($0.73/lb). Platinum and palladium prices are both assumed at $400/oz. See "Item 2-D. Aguablanca Project -- Capital Cost Estimate".

Permits

Approximately 700 ha of land will be acquired by RNR, S.A., on a compensation basis, from the local landowners for the development of the Aguablanca Project. The small number of land owners involved have all shown interest in the compensation basis proposed. However, should negotiated positions fail to materialize, Spanish mining law allows the mining companies to expropriate the surface land, giving no rights to landowners in relation to mineral rights. The land will be used for the development and operation of the mine complex (i.e. access roads, waste dumps, mine pit, plant facilities and tailings deposition facility.)

International practice requires applications to be lodged for various permits relating to the development and operation of new mining and processing facilities. Typically, permits are for water draw from local drainage systems, mining, tailings deposition and environmental activities. For the Aguablanca Project, once RNR, S.A. has demonstrated that the Environmental Management Program ("EMP") requirements can be met, a license encompassing all other permit/license requirements would be issued. The EMP requirements are the measures to be taken as part of the restoration plan and that are usually included in the environmental impact statement.

Geology

The Aguablanca Nickel-Copper (Ni-Cu) deposit is located in the southeastern part of the west-northwest trending Ossa-Morena lithostructural Zone, which extends into Portugal and covers an area 120 kilometers by 240 kilometers. It is situated along the southeast border of the Olivenza-Monesterio Antiform ("OMA"). The regional geology provides evidence of a least two orogenic events, separated by a period of extension characterized by early Paleozoic rifting and a passive margin phase during Ordovician – Devonian time. This extensional event is believed to be critical to the formation of nickel sulfide mineralization at Aguablanca and to the potential for new discoveries along the OMA.

The deposit is hosted by the Aguablanca gabbroic stock, approximately 2.3 square kilometers, along the northern contact of the Santa Olalla plutonic complex. The northern and southern limits of the plutonic complex are sites of major fault zones. Parallel, post mineral, N40E trending, strike slip fault system that dips 75° to 80° to the SE dismembers and represent the lateral limits of the mineralization.

From north to south the rock types observed in the deposit area are marble and skarn, endoskarn and various facies of gabbro. A layer of gossanous material with irregular thickness covers the above rock types and a 10 to 15 meter thick overburden is present throughout the area.

Mineralization

The Aguablanca deposit represents a typical magmatic nickel-copper sulfide mineralization hosted by various facies of gabbro. Ultramafic rocks such as pyroxenite and peridotite have also been intersected in diamond drill holes. Sulfide mineralization consists predominantly of pyrrhotite, pentlandite, chalcopyrite and pyrite with minor marcasite and covellite. Magnetite is commonly present and lesser amounts of platinum group minerals ("PGM") and gold are associated with the sulfide minerals. Three main types of sulfide mineralization have been recognized. These are: Type 1 - Massive to semi-massive mineralization; Type 2 - Disseminated mineralization; and Type 3 - Irregular mineralization in patches, lenses etc. Type 1 mineralization is associated with magmatic breccia, which consists of subangular gabbroic fragments in a matrix of semi-massive sulfides. Type 2 mineralization is characterized by sulfides interstitial to the silicates (pyroxene, amphibole and plagioclase) and generally associated with the mineralized gabbroic unit. Type 3 mineralization contains variable amounts of sulfides in patches, lenses, aggregates or bands. It is typical of the distal parts of the deposit and represents the transition zone from the disseminated mineralization to the barren lithologies.

Exploration History

Exploration for nickel and copper deposits in the OMA area of southwest Spain has been carried out since the mid-1980's. In 1986, the areas known as "La Monaguera" and "La Remonta", which cover a total area of 620,800 ha in the Provinces of Huelva and Badajoz, were declared a State Reserve for Mineral Investigation, and the investigation rights were awarded to Presur, the State Corporation.

Presur carried out stream sediment geo-chemical sampling and in 1989 reduced the size of the State Reserve to 460,300 ha. In 1993, the Presur-Rio Tinto Minera ("RTM") Joint Venture identified the Aguablanca target by further geochemical stream sediment and soil sampling, and in 1994 discovered the Aguablanca deposit by diamond drilling. The RTM interest was later transferred to Atlantic Copper, S.A. ("AC") which, in 1996, decided not to continue with exploration in the area.

By March 1997, the State Reserves had been reduced in total area to 133,400 ha, with 41,000 ha categorized as a "Priority Area" in which AC and Presur each had a 50% interest, with the remaining 92,400 ha categorized as "Secondary Area" in which Presur had 100% interest. Under the terms of the Joint Venture agreement, AC had the option to include areas within the "Secondary Area" in the "Priority Area", thereby giving AC the right for a 50% interest.

From 1993 to 1996, RTM carried out some 33,000 meters of diamond drilling, completed a 65-meter long adit for bulk sampling and a pre-feasibility study on an open pit.

In March 2001, the Company signed an option agreement with AC to acquire a 50% interest in the Aguablanca project. Rio Narcea conducted an extensive due diligence study that included metallurgical tests, mine plan review and optimization, 513 meters of drilling, detailed geotechnical studies, re-logging of 5,600 meters of core and re-assaying 40% of the samples from 33,000 meters of drilling by the previous owners. With positive results obtained from the due diligence study, the Company exercised its option to acquire 100% of the Aguablanca project from AC and the Spanish Government on July 5, 2001. See **"Item 4-A. Recent Developments -- Acquisition of the Aguablanca Project"**.

Currently, the main exploration database consists of drill hole data from the previous operators who drilled almost 33,000 meters within the area of interest. As part of the bankable feasibility study, completed by MDM and Rio Narcea, two geotechnical core holes, three metallurgical holes, and 53 core holes totaling 12,360 meters) were drilled at Aguablanca to infill the drill hole spacing to 25 meters. Core size has been HQ (PQ for the metallurgical holes), and assay intervals were generally two meters, but adjusted locally for geologic changes of interest.

Rio Narcea completed a program to re-open and re-survey all holes possible. A total of 11,999 meters in 55 old drill holes were resurveyed and results were used in the new geological interpretation and model building. Under the supervision of an independent consultant, Mike Page of Exploration Services International based in Denver, Colorado, to date, Rio Narcea has re-logged 17,000 meters of core from the previous drilling programs. Eight mapable lithologies within the mineralized zone and four principal lithologies in waste were identified. Additionally, down-hole and surface geophysics were conducted by International Geophysical Technology (IGT) of Madrid, Spain and interpreted by Kenco Minerals of Colorado, USA, to aid in locating additional drilling targets within the Aguablanca project area and in interpreting the drilling results within the deposit. Detailed geologic mapping and regional studies are also part of the ongoing work.

Mineral Reserves

The Aguablanca deposit consists of two parts: (1) The Main Mineralized Body (the "Main Zone"), approximately 300 meters long by 50 to 100 meters wide trends east-northeast; and (2) The Northern Body (the "North Zone"), 25 to 50 meters wide, traced for about 150 meters along strike and 160 meters below the surface. Both mineralized bodies are cut by northeast and northwest trending faults.

The mineral reserves and resources estimates are based on two evaluations. The first is based on assay data from RTM's early results and the Company's preliminary drilling results. The second consists of a re-evaluation of the early data, as well as the results of RNR, S.A.'s in-fill drilling program. The estimates are based upon the use of both sets of data, or both evaluations.

Assays and independent check assays were carried out in Spain, Canada and the UK. The drill hole assay database consists of data from the Company and RTM. The Company has reported that there is a minor positive bias in Ni and Cu values obtained in the check assay program.

The proven and probable reserves of the Aguablanca project, as estimated by Ore Reserves Engineering ("ORE") from Denver, are reported as 15.7 million tonnes at an average grade of 0.66% Ni, 0.46% Cu, 0.47 g/t PGM (combined), and 0.13 g/t Au.

		Tonnes (000's)	Ni (%)	Cu (%)	Combined PGM (g/t)	Au (ppm)
	Category					
Mineral Reserves						
Aguablanca	Proven	13,600	.66	.47	.48	.13
	Probable	2.100	.62	.44	.45	.12
	Total	**15,700**	**.66**	**.46**	**.47**	**.13**

Mining

The BFS evaluation is based upon contract mining. Pit design is based upon conservative geo-technical and economical considerations, the latter consistent with contract mining. Final pit limits have been examined by determining Net Present Value ("NPV") for different scenarios at various metal prices. Larger and deeper pits than that considered for the Base Case are possible, but do not show additional yield to justify the higher risk involved.

Pit design was based in floating cone analysis to evaluate the economic limits of the pit. Predicted operating cost, smelter terms and metal recoveries were used for the evaluation. Variable slopes for different sections of the pit were used and costs were escalated towards the bottom to reflect depth. Two pit designs were refined with roads and berms resulting in a "base case" pit containing proven and probable mineral reserves of 15.7 million tonnes of ore with a waste to ore ratio of 5.44:1.

A cut-off of $8.23/tonne NSR (equal to approximately 0.256% Ni equivalent) was selected for mill ore feed. A marginal cut-off of 0.24% Ni was estimated to cover process and general costs of $6.6/tonne. Ore production was set at 1,500,000 tonnes per annum. During the first three months of operation the costs could be capitalized but were not capitalized for the BFS economic evaluation.

The production and treatment schedule assumes mining for 10.5 years. However, pre-production activities, including mine overburden removal and plant construction, and post-production site rehabilitation work will extend the overall program to approximately 13 years. After that, if no additional reserves are found, marginal stockpiles may be processed, although oxidation may result in lower recoveries. Due to the existing drilling information beneath the base of the planned pit, it appears reasonable to assume that some of these resources could be exploited by underground methods before reaching the bottom of the planned pit.

The mine plan assumes excavation of three staged push-backs to minimize initial capital. During the year of pre-production and first year of operation, 10.36 million tonnes of waste and oxidized ore (to be stockpiled) will be excavated to provide enough stockpiled ore, to expose adequate ore for treatment and to provide construction material for the tailings pond. The waste produced will be used for the construction of starter dams at the tailings storage area, as well as for the construction of several clear water ponds.

Mine Plan Summary

	Ore Tonnes (000's)	%Ni	%Cu	Ppm Pt	Ppm Pd	%Co	Ppm Au	Waste Tonnes (000's)	Stripping Ratio
Phase 1	5,450	0.632	0.443	0.237	0.226	0.017	0.122	14,000	
Phase 2	5,050	0.616	0.441	0.232	0.222	0.016	0.122	26,350	
Phase 3	5,200	0.716	0.502	0.260	0.249	0.019	0.135	45,100	
Total	15,700	0.655	0.462	0.243	0.232	0.017	0.126	85,450	5.44

Metallurgy

Ore consists of semi-massive breccia sulfide and the disseminated sulfide ores, both bearing nickel and copper values. The nickel is present mostly as pentlandite and the copper only as chalcopyrite; minor nickel is contained in pyrrhotite. Most of the gangue is composed of silicates (amphibole, pyroxene) and pyrrhotite.

Test work confirmed that Aguablanca ore is suitable for two stage milling using via semi-autogenous and ball milling. Overall Ni recovery is estimated at 84 - 80% for the bulk concentrate production, with 85% for Cu and 75% for Pt, Pd and Co, concentrate grades will be 8-9% Ni with 4-5% Cu, 5-8 g/t Pt/Pd and 1500-2000 ppm Co.

Acid base accounting showed that Aguablanca flotation tailings have a strong potential to generate acidic drainage but also have significant neutralizing potential. Aguablanca waste rock has significant neutralizing potential. Leachate testing showed that for both tailings and waste rock samples, very low levels of metals were detected, none of which were present at concentrations greater than the World Bank Environmental Guidelines for Mining and Milling Operations.

Process Plant

RNR, S.A. is planning to produce mineral concentrates of nickel and copper, containing platinum group metals, cobalt and gold, by conventional open pit mining and processing, (milling and flotation) of mineral ores from the Aguablanca ore-body. The Aguablanca process plant has been designed to produce a bulk copper/nickel/PGM concentrate. However, the plant has the flexibility to produce separate copper and nickel concentrates with minimal loss of nickel to the copper concentrate.

The Aguablanca process plant has been designed to produce a bulk copper/nickel/PGM concentrate, with the flexibility to produce separate copper and nickel concentrates with minimal loss of nickel to the copper concentrate. This is achieved by exploitation of the different flotation rates of fast floating copper and nickel. The plan can also produce an MgO-rich gangue concentrate for control of MgO grade in final concentrate.

Based upon the results of all testwork conducted, the Aguablanca plant has been designed to treat 125,000 tonnes per month of ore mined from an open pit. The plant will be located northeast of the pit and will work 360 days per year and 24 hours per day.

Tailings Management

Knight Piésold Limited was commissioned in January 2002 by RNR, S.A. to prepare a study for the surface containment of tailings produced from the Aguablanca project. The BFS addresses the tailings and water management systems for the project.

The feasibility level design has been completed in accordance with the recommendations of the International Commission on Large Dams and other International standards, to be robust, suit the mine and process plant planned operational methods, meet the environmental requirements for a safe and secure facility within Spain and to provide flexibility for future expansion of the tailings management facility ("TMF"). Three potential sites were identified for the construction of the TMF. The site selected complies with storage capacity requirements, minimizes operation costs for the facility due to its proximity to the plant site and minimizes potential liabilities both during operation and after closure.

Environmental

An environmental study was carried out for the proposed Aguablanca project mining and processing plant operations in the municipality of Monesterio, Badajoz, Spain.

The environmental study was carried out to guarantee the project is environmentally robust in terms of environmental monitoring and control, and to ensure that an optimal environmental strategy is adopted for the project's implementation. The study confirmed that the impact to be caused as a result of the opening, mining and closing of the Aguablanca project will be compatible with the normal development of the environmental processes produced in the project's surroundings. The study was carried out within the guidelines of current European, national, regional and local legislation.

An environmental analysis of the project has also identified the detrimental environmental impacts that will result from operational activities. Preventative measures to minimize or eliminate such impacts have been established. The environmental evaluation examined the existence, concentration and effects of the various units (flora, fauna, landscape) in the project location in order to ensure that these measures can be effectively applied at appropriate levels throughout the project and that the area can be restored to its original state at the end of the project life.

Capital Cost Estimate

Based on the Base Case financial model the estimated capital requirements associated with the project will be approximately $64.1 million, estimated to an accuracy of +/- 10%. A summary of the capital requirements is presented below.

Summary of Capital Requirements

Description	$M
Initial Capital (Plant, tailings facility, infrastructure & land acquisition)	41.9
Working Capital	9.4
Owners Pre-Production costs	4.2
Mine Pre-Stripping cost	2.1
VAT During Construction	6.7
Grants (Pre-Production)	(0.2)
Total	**$64.1**

Operating Cost Estimate

A breakdown of the calculated overall operating cost per tonne of ore treated, using contractor mining, is shown in the table below.

General Operating costs

Category	$/t Treated	
	1st Full year	Average over mine life
Mining Costs	4.66	5.35
Processing Costs	6.48	6.58
Gen. and Admin.	0.52	0.56
Total	**11.66**	**12.43**

Contract mining costs were sourced from local mining contractors, and variable costs will average $0.657/tonne for ore and $0.643/tonne for waste. Mining and Process costs are based upon current RNR, S.A. personnel operating practice and unit supply price quotations. All labor costs include social security costs based upon similar rates from the Company's experience.

Financial Evaluation

Assuming a nickel price of $6,600/tonne ($2.99/lb), copper price of $1,600/tonne ($0.73/lb), and $400/oz for platinum and palladium, the internal rate of return ("IRR") of the Base Case scenario is 30.1% over a 10.5 years mine life, in constant money terms. An exchange rate of 1$ = 1 € was used throughout the BFS.

Total revenues over the project life in constant money terms and at fixed metal prices are $420 million, with an operating income of $218 million. Payback period is 2.45 years and Net Present Value ("NPV") at 5% discount is $82.4 million. Cash costs vary with metal prices and are $1.82/lb for the Base Case and go down to $1.79/lb at $5,000/tonnes Ni.

At different nickel prices the IRR's, payback periods and NPV's, discounted at 5% and keeping other variables unchanged, are presented in the following table.

Nickel Price Sensitivities

Nickel price ($/t)	IRR (%)	Payback (years)	NPV ($M)
5,000	7.7	8.4	7.89
6,000	22.9	3.2	56.1
7,000	34.0	2.2	98.0
8,000	40.4	1.8	123.2

The cash flow from which the above results are derived is based upon full equity financing and new, as opposed to second hand, equipment. Several cases with different levels of debt financing, or gearing, have been studied. The potential use of some second hand plant and equipment will be reported if and when final offers for such plant items are accepted. These items, located reasonably close to the Aguablanca site, are relatively new.

MDM found that the largely controllable technical risks associated with the project are low or acceptable. Non-controllable risks are higher than controllable risks, although still quite acceptable. The highest risk is related to the price of nickel, a market factor. The conditions within RNR, S.A.'s proposed smelter contract and the ability to sell concentrate forward at current price levels should reduce this risk considerably. The proposed power supply and mining contracts will reduce overall project risk. Negotiations on the major contracts referred to here are at an advanced stage. Generally, the overall project risk appears to be low by comparison with the returns anticipated.

DRILLING AND SAMPLING PROCEDURES

As of December 31, 2002, Rio Narcea has drilled a total of 187,036 meters in 1,008 holes on its various properties in Spain and Portugal since listing on the TSX in July 1994. The Company has full data sets and most of the remaining core from an additional 95,769 meters drilled in 624 holes by previous companies exploring Rio Narcea's properties. Since inception of exploration at the El Valle deposit, the Company's main asset, a total of 135,308 meters have been drilled in 689 holes. The total drilling at Aguablanca is 47,888 meters in 265 holes.

An estimated 85% of all drilling on the Company's property is core drilling. All mineralized zones below the water table on Rio Narcea's property are cored with HQ diameter (63.5 mm) or larger core. Spacing of the drill holes for reserve calculation and mine planning has been designed by geostatistical consultant, Alan Noble, of Ore Reserve Engineering (ORE). Although site specific, all proven and probable reserves as well as mineralized material have been drilled with a maximum spacing that ranges from 24 to 50 meters. Drill hole spacing in selected high-grade zones and in underground reserves is 12.5 meters or less. Core recovery in the mineralized zone averages greater than 90%. The Company maintains strict contractual requirements that specify a hole must be redrilled at contractors expense if core recovery is less than 85%, but offers a significant premium if recovery is greater than 90%.

All drill hole surface coordinates are surveyed by a total station or differential GPS and hole deviation is measured by modern down hole gyro equipment (giving a precise down hole position regardless of the rocks magnetic characteristics) and recorded directly into an onboard computer. The core is photographed, measured for density and rock quality (RQD), and meticulously logged by trained geologists under a system incorporating check logging to ensure consistency of interpretation. Detailed petrographic studies are routinely conducted through the University of Oviedo and include microscopic thin section analysis, fluid inclusion studies, and potassium-argon age dating. Finally, all coded lithologies, core recovery, survey coordinates, density measurements, and geotechnical measurements are entered into the Company's computer data base with geochemical assays. Drill hole and geologic information is plotted on computer digitized topographic maps and cross sections and entered with surface and airborne geophysical data and soil geochemical data into GIS program for storage and further analysis. In house reserves are calculated using Datamine and Whittle 4D pit optimization software. All publicly released mineral reserve estimates are prepared by certified independent consultants meeting the "Qualified Person" requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects, which became effective on February 1, 2001 in Canada.

SAMPLE PREPARATION AND ASSAYING

Gold Projects

All sample preparation is carried out on site to maintain the highest standards in cleanliness, quality and consistency. Sample protocol is strict and specifically designed for the project by ORE, after extensive studies of heterogeneity, screen size analysis, and particle size distribution to determine sample error.

Mineralized core is diamond sawed into halves and prepared using LM1 and LM5 pulverizers and ESSA automatic splitters to achieve larger sample weights and smaller particle sizes for splitting. Half cores, rejects, and sample splits are archived in clean, well organized storage facilities at the El Valle mine site. An elaborate ventilation system, specially designed hoods, vacuums, clean quartz sand between sample crushing, and constant supervision for possible contaminants are part of a continuing effort to eliminate errors due to sample contamination.

Gold assays are conducted on two-assay-ton samples using fire assay with gravimetric or AA finish (depending on grade) routinely include an 8 and 11 atomic absorption trace element analysis. Prior to the startup of production at El Valle all sample pulps were air freighted to Barringer (now Rocky Mountain) Laboratories in Reno, Nevada USA for assaying with a rigorous system of check assays through competitor Chemex Laboratories also of Reno, Nevada. Approximately 30% of all mineralized drill intercepts in the El Valle deposit have been check assayed.

With the startup of the Company's laboratory facilities, grade control assays are done in house with check assays sent to both Barringer (now Rocky Mountain) Laboratories (Reno, Nevada, USA) and ITMA Laboratories (Oviedo, Spain), which duplicate procedures used by the Company. Initially all samples were re-assayed at least once either by Rocky Mountain or ITMA with the percentage of re-assays being reduced 50% and finally to 10% to verify accuracy and precision as well as consistency of assay results. One duplicate, one blank, and one standard are routinely used for quality assurance. Finally to minimize data entry error, the geochemical data is downloaded into the Company's data base, through a modem or email directly from the laboratory and periodically checked with hard copies of all data that is kept in drill hole files in Rio Narcea's office in Salas, Spain.

Base Metal Projects

For the Aguablanca project, Rio Tinto assays were obtained from core holes through zones of interest for Ni, Cu, Pt, Pd, Cr, Co, Cu, and S. Assays were done on two meter intervals for Ni and Cu, and on 10 meter composites for Au, Ag, Co, Cr, Pt and Pd.

Core from drill holes by Rio Tinto had a diameter of HQ (2 1/2" or 6.35 cm) and NQ (1 7/8" or 4.76 cm), and occasionally BQ (1 7/16" or 3.66 cm), with all samples being taken on two-meter intervals on one-half the core, cut with a diamond saw.

For the metallurgical testing, material from each blast of the underground development was crushed to 9 millimeters in Cala (nearby) and sampled at the end of the conveyor belt (1 sample of 25 kilograms from each 2.5 metric tonne of crushed material). The samples were analyzed by Rio Tinto and Presur. Thereafter, the material was sent to the pilot plant to check for plant grades.

Rio Tinto also conducted internal testing of their assay results, sending 5% of their two-meter samples to outside laboratories for Ni and Cu assays. Comparisons against results from A. Stewart, Knight, and Griffith laboratories, showed good correlation, although the RTM Ni assays were slightly lower than those reported by the commercial laboratories, as summarized below:

	RTM	A. Stewart	RTM	Knight	RTM	Griffith
%Ni	0.87	0.89	0.96	1.02	0.87	0.91
%Cu	0.6	0.6	0.65	0.64	0.6	0.59

Rio Narcea has re-assayed from original core, three holes drilled by Rio Tinto and 775 rejects representing 24 intervals from the main mineralized zone. The core re-assays of Ni and Cu were erratic and considered unreliable because of the poor core conditions rather than the assay reliability. Comparison of the Ni and Cu taken from the rejects was good overall, with Rio Narcea assays generally being higher. Rio Narcea assays were conducted by Inspectorate Laboratories in Nevada, USA. Comparisons of the reject assays are summarized below.

	RNGM	RTM
%Ni	0.88	0.8
%Cu	0.57	0.55

Pt and Pd were re-assayed by Rio Narcea from 622 samples from the two meter rejects, with results composited to 10 meters for comparison to RTM data. RNGM assays were done by Inspectorate, Nevada, USA. Differences in analytical procedures (lead fire assay with ICP finish for Rio Tinto and Ni sulfide collection with AA finish for RNGM) showed a wider range of differences between individual composites than was seen in the Ni and Cu assays, although the overall results were considered acceptable for the preliminary study. A summary follows:

	RNGM	RTM
Pt ppm	298	296
Pd ppm	301	290

Sample preparation on the current Rio Narcea drill holes (and during the data verification stage) has been completed by in-house personnel following standardized samples procedures. Assays, including check assays were done by Inspectorate of Nevada, USA, ITMA of Oviedo, Spain, and Actlabs of Ontario, Canada, all professional commercial laboratories certified to do such work.

Rio Narcea's sample protocol requires data verification and quality control by re-assaying 5% of the mineralized intervals at an independent laboratory to check the accuracy and precision of the data from the ongoing work. Assay data is electronically entered into the Company database and periodically compared to hardcopies of the data. Intercepts are routinely inspected for anomalous results in comparison to nearest neighbor intercepts.

All drill core from the project has been collected and stored into a clean and organized core shed near the exploration office in Monesterio. Approximately 30,000 meters of existing core from earlier drilling programs are being re-logged in detail to incorporate the older drilling information into the Company's database. Drill core from the current program is photographed and half splits, rejects and duplicates are archived in storage facilities. Detailed fracture analysis and RQD studies on oriented geotechnical core are entered into the drill hole files together with core recoveries, lithologic descriptions, density measurements, drill hole orientation and surface locations to develop an accurate geological model for the deposit. Drill hole collar locations are surveyed and field checked against hard copies for accuracy. Down-hole gyro surveys of holes are routinely inspected for unusual orientations and periodically re-surveyed to detect both operator and machine error.

Sample preparation is periodically reviewed for adherence to protocol and checked for cleanliness and possible contaminants by the sample preparation supervisor from the Company's gold operations.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Foreign Currency Translation

The United States dollar is the reporting currency of the Company. As of January 1, 1999, the official currency in Spain is the Euro. The official exchange rate is 166.386 Pesetas per Euro. Since 1998, corresponding with commencement of gold production by RNGM, S.A., the Company utilizes the current rate method for translating Euros (formerly Spanish Pesetas) to U.S. dollars. Prior to 1998, the Company used the temporal method for translation as RNGM, S.A. was considered an integrated subsidiary due to the lack of gold production causing RNGM, S.A. to be financially interdependent with the Company. Under the current rate method, assets and liabilities reported in the Company's balance sheet are translated at current exchange rate as of the balance sheet date. Shareholders' equity is translated at historical exchange rates. Revenues, expenses, gains, and losses reported in the Company's consolidated statements of operations are translated at the current exchange rate as of the date on which they were recognized. In the Company's financial statements, filed herewith, an appropriately weighted average exchange rate for the period has been used to approximate the results of translating each transaction separately at the current exchange rate on the date it is recognized.

A.   Operating Results

The following discussion of the operating results and financial position of the Company should be read in conjunction with the re-stated 2001 financial statements of the Company and related notes along with consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999. This financial information was prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Reference should be made to note 16 of the re-stated 2001 financial statements for a reconciliation of Canadian GAAP and U.S. generally accepted accounting principles ("U.S. GAAP"). All amounts are in U.S. dollars unless otherwise indicated.

For Year Ended December 31, 2001

Key Highlights

- Record gold production in 2001 of 124,363 ounces at a cash cost[a] of $219 per ounce
- Option exercised in July 2001 to acquire the right to a 100% interest in the Aguablanca Ni-Cu-PGM project in southwestern Spain
- A positive bankable feasibility study completed on the Aguablanca deposit in July 2002
- Key landholdings in the Aguablanca region expanded during 2001
- Application for operating permits at Corcoesto heap leach gold project submitted in April 2001 and feasibility study in progress

(a) See "Non-GAAP measures" section.

Restatement and Change in Accounting Policies (see note 2)

The Company previously issued to its shareholders the 2001 annual audited consolidated financial statements (the "2001 financial statements"), consisting of consolidated balance sheets as at December 31, 2001 and 2000 and consolidated statements of operations and deficit and cash flows for the years then ended, in the 2001 Annual Report. The 2001 financial statements were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("U.S. GAAP"). The 2001 financial statements were audited by the Company's former auditors, Arthur Andersen LLP, who expressed an unqualified opinion on those statements in their report dated March 30, 2002.

(1) Put and call contracts: The Company recorded a gain of $5.2 million on settlement of its then existing put and call options on gold in its consolidated statements of operations for the year ended December 31, 2000. As the put and call contracts qualified for hedge accounting, the Company has restated its financial statements for the years ended December 31, 2001 and 2000 to defer the $5.2 million gain originally recorded in income on settlement of the put and call options and to record the deferred gain in income at the time the formerly hedged gold production is recognized in earnings. The effect of this change is an increase in net losses for the year 2000 of $4.6 million or $0.07 per share (net effect of an increase in gold sales of $0.6 million and an increase in financial losses of $5.2 million) that will be brought into income through Gold sales in 2001 and 2002 ($2.3 million each year).

(2) Revenue recognition: Under Canadian GAAP, the Company previously recorded gold poured and gold in copper concentrate, in transit and at refineries, at net realizable value and recorded the resulting adjustments in Gold sales. The Company has changed its accounting policy for revenue recognition such that final products are recorded at cost to conform with U.S. GAAP. Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer. This change caused inventories to be reduced by $0.2 million and $0.5 million as at December 31, 2001 and 2000, respectively. The effect of this change is a reduction of net loss of $0.3 and $0.2 million in 2001 and 2000, respectively ($0.00 per share in both years) and an increase of net loss of $0.2 million in 1999 ($0.00 per share). Future effects of the new policy will depend on the level of final products held by the Company, which are not expected to be significant.

(3) Exploration costs: In compliance with Canadian GAAP, the Company previously capitalized exploration costs based on management's intent to pursue further exploration work. The Company has changed its accounting policy for exploration costs on a retroactive basis and has adopted a policy of charging exploration costs against earnings as incurred to conform with U.S. GAAP. As a result of adopting this change in accounting policy, the Company increased its opening deficit as at January 1, 1999 by $17.5 million. The impact of this new policy on the balance sheet is a reduction in mineral properties of $18.7 million as at December 31, 2001 (2000 - $16.6 million), and an increase in Deficit of $23.5 million (2000 - $20.5 million) and a reduction

in Cumulative foreign exchange translation adjustment of $4.8 million (2000 - $3.9 million). The effect on the consolidated statements of operations is an increase in Operating expenses and an increase in net loss of $3.0 million or $0.05 per share in year 2001 (2000 - $1.9 million or $0.03 per share; 1999 - $1.1 million or $0.02 per share). Future impact from this policy will be a reduction of Depreciation and amortization expenses in an accumulated amount of $18.7 million.

(4) Foreign currency translation: The Company adopted the December 2001 amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650") with retroactive restatement. Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity but instead, such gains and losses are recognized in income as incurred. This accounting policy change conforms the Company's accounting for foreign currency translation to U.S. GAAP. As a result of adopting the amendments to CICA 1650, the Company decreased its opening deficit as at January 1, 1999 by $0.9 million. Net loss was increased by $1.5 million or $0.02 per share, reduced by $3.8 million or $0.06 per share and increased by $1.9 million or $0.04 per share for the years ended December 31, 2001, 2000 and 1999, respectively. The future impact of this policy will depend on exchange rates, more specifically on the $/Euro exchange rate.

(5) Other items in the consolidated financial statements have been reclassified from statements previously presented in order to conform to the presentation of the 2001 consolidated financial statements. Of particular note is a) the classification of net losses from foreign exchange hedging contracts ($1.8, $3.8 and $3.9 million in 2001, 2000 and 1999, respectively) as a component of Operating revenues instead of Financial revenues and expenses in the consolidated statements of operations, b) the deferred financing fees on bank loans are now classified as Other assets in the consolidated balance sheet instead of Mineral properties ($1.2 million and $1.3 million as at December 31, 2001 and 2000, respectively), c) the Company has recalculated the translation of cash flows in Euros to cash flows in US$ for purposes of the preparation of the consolidated statements of cash flows, applying average exchange rates which approximate the rates in effect on the date the transaction occurred, d) the Company previously recorded expenditures on deferred stripping, net, as investing activities. The Company has reclassified expenditures on deferred stripping, net, to operating activities, which conforms the Company's classification to U.S. GAAP, e) the changes in restricted cash have been now classified as a component of investing cash flows instead of operating cash flows, and f) the Company has allocated to stockpiled ore an attributable amount of mining overheads related to mineral properties; previously, only direct costs were allocated.

A summary of all the adjustments on net income, as described above, is as follows for December 31:

	2001	2000	1999
Net income (loss), as originally reported	(1,841,000)	(4,786,100)	(2,178,600)
Adjustments:			
Put and call contracts (1)	2,307,200	(4,614,400)	---
Revenue recognition (2)	272,000	160,000	(186,000)
Exploration costs (3)	(2,985,900)	(1,918,500)	(1,143,200)
Foreign currency translation (4)	(1,466,800)	3,751,500	(1,900,100)
Other comparative amounts (5)	---	---	---
Net income (loss), as restated	(3,714,500)	(7,407,500)	(5,407,900)

Results of Operations

For the fiscal year ended December 31, 2001, Rio Narcea recorded a net loss of $3,714,500 ($0.06 per share) compared to a loss of $7,407,500 and $5,407,900 ($0.11 and $0.10 per share) in 2000 and 1999, respectively.

Revenues

Total revenue generated was $33,921,800 in 2001 compared to $24,276,400 and $26,399,100 in 2000 and 1999, respectively. Gold revenues increased 40% over last year as a result of higher production and higher realized gold price; the increase over 1999 is 28%. The Company achieved record gold production of 124,363 ounces in 2001, a 28% increase over gold production of 97,016 ounces in 2000 and a 20% increase over 1999. The average realized gold price, including the gold and foreign exchange cash hedging effect, increased to $263 per ounce in 2001 from $247 per ounce in 2000 and $254 per ounce in 1999 due to the combined impact of lower losses from the foreign exchange hedging and the gold hedging program in place as part of the loan restructuring in October 2000, offset by a lower average gold price. The average spot price in 2001 was $271 per ounce versus $279 in 2000 and 1999.

A reconciliation of gold sales before giving effect to hedging transactions to Gold sales in the consolidated statements of operations and deficit is as follows:

	2001 (restated)		2000 (restated)		1999 (restated)	
	$000	$/oz	$000	$/oz	$000	$/oz
Gold sales before hedging	33,782	272	26,338	271	28,780	277
Cash gold hedging effect	724	6	1,350	14	1,503	14
Cash foreign exchange hedging effect	(1,756)	(15)	(3,750)	(38)	(3,884)	(37)
Realized gold sales	32,750	263	23,938	247	26,399	254
Non-cash gold hedging effect	1,172	10	338	3	-	-
Gold sales	33,922	273	24,276	250	26,399	254
Average spot price		271		279		279
Production (oz)		124,363		97,016		103,785

As at December 31, 2001, the remaining foreign exchange hedging will expire in January and February 2002, its fair value being negative $255,200.

Operating Expenses

Operating expenses totaled $33,330,200 in 2001 compared to $29,824,700 and $28,871,100 in 2000 and 1999, respectively. Cash operating costs decreased to $219 per ounce in 2001 compared to $295 per ounce in 2000 ($228 in 1999) as a result of increased production and improved operating efficiencies. Production in 2001 was slightly hampered in June and July by ore from the Boinas East pit, which contained unexpectedly high copper grades and certain impurities. This resulted in increased copper concentrate treatment charges and the stockpiling of approximately 100,000 tonnes of high-grade ore containing 7 to 8 g/t gold and up to 3% copper. This ore will be blended with lower copper grade ore and processed during the first half of 2002.

Total operating cost per ounce amounted to $268 in 2001 compared to $307 in 2000 ($278 in 1999), a reduction of $39 per ounce. The positive effect of by-products sales on the calculation of operating costs per ounce was $20 in 2001 ($27 in 2000; $31 in 1999).

Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open-pit mines ("overburden removal"), commonly referred to as "deferred stripping costs" are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold, in current operating mines (proven and probable mineral reserves). Amortization is charged to operating costs as gold is produced and sold, using a stripping ratio calculated as the ratio of total cubic meters to be moved to total gold ounces to be recovered over the life of mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic meter. The average cost per cubic meter is calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic meters of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of mine as gold is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

The stripping ratio for 2001, 2000 and 1999 in cubic meters per tonne of overburden to proven and probable ounces of gold was approximately 56:1, 51:1 and 55:1, respectively. The deferred stripping cost per ounce of gold produced in 2001, 2000 and 1999 was $90, $87 and $108, respectively. The cost per ounce of gold produced in the local operations functional currency was €101, €94 and €101, respectively. Differences, from year to year, in the stripping ratio and the average cost per cubic meter originate from variations in proven and probable reserves, changes in pit design, changes in the cost of waste moved in a year, and variations in the estimate of waste to be moved over the life of the mine. The Company does not expect significant variations in these factors in the future. An increase in the stripping ratio, year over year, results in more amortization recorded in the statement of operations and a decrease in the stripping ratio, year over year, results in the opposite effect.

The amount of deferred stripping costs expensed during the year was approximately $11,239,700 (2000 - $8,444,600; 1999 - $11,215,500). These amounts are included in mining expenses on the consolidated statement of operations and deficit.

Some mining companies expense stripping costs as incurred, which, if followed by the Company would result in greater volatility in year-to-year results of operations. During 2001, 2000 and 1999, there were more stripping costs capitalized than amortized, due to the ratio of cubic meters of waste removed to total cubic meters to be removed over the life of the mine being higher than the ratio of ounces of gold produced to total ounces of gold to be produced over the life of the mine. Therefore, operating costs are lower than they would have been if actual stripping costs were expensed in the year they were incurred. Had stripping costs been expensed as incurred, operating costs would have increased by $3,315,900 in 2001 (2000 - $6,890,900; 1999 - $353,900).

The deferred stripping accounting described above, does not give rise to an increase or a decrease in ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized.

Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties – (vi) Property evaluations in the 2001 Financial Statements.

Depreciation and Amortization

Depreciation and amortization expenses in 2001 were $5,142,400 and $3,654,600 in 2000 and 1999, respectively. On a per ounce of gold produced basis, depreciation and amortization was $41 per ounce in 2001, $35 per ounce in 2000 and 1999.

Administrative and Corporate Expenses

Administrative and corporate expenses decreased by 13% to $1,703,500 in 2001 from $1,957,200 in 2000 ($1,816,900 in 1999) due primarily to a reduction in legal expenses. This reduction is mainly due to higher costs incurred in 2000 relating to the new credit agreement entered into with Deutsche Bank in that year.

Financial Revenues and Expenses

Financial revenues and expenses amounted to net expenses of $4,340,300 in 2001 compared to $1,988,100 and $4,172,100 in 2000 and 1999, respectively.

Interest expense amounted to $3,266,000 in 2001 compared to $2,776,200 in 2000 and $2,122,200 in 1999. As a result of lower U.S. interest rates in 2001, the Company's interest expense increased only marginally even though its long and short-term debt had increased by $4,733,300 compared to 2000 ($8,350,300 compared to 1999).

In 2001, the Company had foreign currency exchange losses of $1,105,500, gains of $663,500 in 2000 and losses of $2,256,500 in 1999.

Interest income amounted to $31,200 in 2001 compared to $124,600 and $206,600 in 2000 and 1999, respectively, corresponding to lower cash balances.

B.   Liquidity and Capital Resources

As at December 31, 2001, the Company had cash of $1,805,100 compared to $2,162,000 in 2000. The Company ended 2001 with a working capital deficit of $9,995,400 ($2,551,900 in 2000). The working capital deficit resulted primarily from the following factors: (i) the capital expenditures necessary to accelerate waste removal at El Valle in accordance with the revised mine plan implemented in mid-year 2000, and (ii) the inclusion of the short-term portion of the long-term debt with Deutsche Bank, amounting to $4,750,000, as a current liability.

Operating cash flows are expected to increase significantly in 2002 and future years as the Company benefits from reduced stripping costs and develops the higher grade ore in the lower levels of the El Valle pit, resulting in higher gold production.

Operating Activities

Cash flow from operating activities totaled negative $916,900 in 2001 compared to negative $8,006,700 in 2000 ($1,693,500 in 1999). Before changes in components of working capital, operating cash flow amounted to negative $884,400 in 2001 compared to negative $10,681,100 in 2000 and negative $184,600 in 1999. The increase in cash flow in 2001 with respect to 2000 is mainly attributable to an increase in gold production and lower production costs. In 1999, operating cash flow before changes in components of working capital had been higher due to $1,470,300 lower exploration costs incurred.

The increase in accounts payable is mainly the result of the renegotiation of the payment terms with the contractors from 90 to 180 days.

Investing Activities

Capital expenditures totaled $6,372,200 in 2001 compared to $5,213,600 in 2000 and $5,718,200 in 1999. Of this amount, approximately $4,125,900 was for mine development ($2,745,800 in 2000; $3,743,700 in 1999), of which $1,500,000 in 2001 is associated with the acquisition of the Aguablanca project from Atlantic Copper and $2,246,300 ($2,467,800 in 2000; $1,974,500 in 1999) was for buildings, equipment and underground development.

During 2001, the Company collected a total of $474,100 in grants compared to $3,915,300 in 2000 and $4,649,500 in 1999.

Financing Activities

Net cash provided by financing activities, excluding the issue of Common Shares, during 2001 was $5,829,500 compared to $3,788,500 in 2000 and net cash used in 1999 of $10,427,500. As of December 31, 2001, the Company had drawn down $3,000,000 from its credit facility of $4,000,000 and $1,500,000 from its working capital facility with Deutsche Bank. Additionally, the Company obtained loans with other banks totaling $1,758,400. Debt repayments with respect to existing loan facilities amounted to $188,100.

The credit facility, discussed above, granted in June 2001 was used to finance the acquisition, feasibility study and exploration of the Aguablanca project.

In 2001, the Company recorded net proceeds of $184,200 ($2,018,500 in 2000) from the issue to Barrick Gold Corporation of 128,507 (1,345,000 in 2000) Common Shares of the Company at a price of Cdn.$2.25 (Cdn.$2.25 in 2000) per share pursuant to the January 25, 2000 Naraval exploration agreement.

Financial Instruments Used by the Company

Loan agreements schedule at December 31, 2001:

| | Currency | Maturity | US$ Outstanding | |
			Short-term $	Long-term $
Project finance/mortgage loans				
Deutsche Bank (3)	US$	October 31, 2006	6,250,000	18,812,900
Deutsche Bank	Euros	(see (1) below)	325,500	--
Industrial and Technological Development Center (2)	Euros	May 31, 2006	14,900	111,200
Ministry of Science and Technology (2)	Euros	October 31, 2011	--	105,900
Bankinter	Euros	(see (1) below)	1,092,800	--
Caja Rural de Almeria y Málaga	Euros	(see (1) below)	583,900	--
Caja Castilla la Mancha	Euros	(see (1) below)	838,300	--
Bansaleasing	Euros	November 4, 2004	77,100	147,700
Banco Bilbao Vizcaya Argentaria, S.A.	Euros	July 5, 2004	35,000	50,300
Accrued interest payable	Euros		397,200	--
			9,614,700	19,228,000

Except for the loans from the Industrial and Technological Development Center ("CDTI") and the Ministry of Science and Technology, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 0.5% to 2.20%.

(1) These loans mature upon the collection of VAT or grants.
(2) These loans are used to finance research projects to be performed by the Company.
(3) The short-term portion of this debt includes $4,750,000, which is the current portion of long-term debt and the standby working capital facility amount of $1,500,000 included in Short term bank indebtedness.

The Company has another credit facility granted by Caja Castilla La Mancha with a limit of $2,118,700 that was not drawn down as at December 31, 2001. If this credit facility is drawn down, it will mature upon the collection of VAT.

On October 26, 2000, the Company entered into a credit agreement with Deutsche Bank and settled the remaining balance of the loans arranged in 1997 and 1998 with Standard Chartered Bank and several Spanish institutions. In addition, the Company settled the put/call options arranged on August 1, 1997, which resulted in a gain of $5.2 million. The gain is being brought into income at the same time the gold production, which was being hedged is recognized in income (*see notes 2 and 16*).

Within the credit agreement arranged with Deutsche Bank, the Company has the following facilities:

(a) Term Loan Facility - $19,000,000

This facility is broken into two tranches. Tranche I, being up to $11,306,000, was applied by RNGM, S.A., to repay the then outstanding loans granted by Standard Chartered Bank. Tranche II, being up to $7,694,000, of which $4,013,200 was applied by the Company towards the prepayment of the then outstanding loans granted to the Company by several Spanish banks. The remaining amount of $3,680,800 was applied to develop the El Valle and Carlés properties.

The interest rates for the advances are as follows: Tranche I - LIBOR US$ (London interbank offering rate) + 1.7% per annum and Tranche II - LIBOR US$ + 1.95% per annum for the period ending October 31, 2002, and LIBOR US$ + 2.93% per annum, thereafter.

The term facility is to be repaid as follows: 12.5% semi-annually (April and October), starting April 30, 2002, with the final payment on October 31, 2005. As at December 31, 2001, the amount payable in 2002 under this facility ($4,750,000) was included under current liabilities in the consolidated balance sheet.

(b) Term Loan Facility - $3,500,000

This facility represents advances to the Company to a limit of $3,500,000, to finance the expansion of the El Valle and Carlés projects. The interest rate for these advances is LIBOR US$ + 2.2% per annum. As at December 31, 2001, the full amount of the facility had been drawn down.

The Company is to make two instalment payments: $1,750,000 is due on October 31, 2005, and the remaining amount of $1,750,000 is due on October 31, 2006.

As part of the consideration for the term loan facility, the Company issued to Deutsche Bank 3,500 series A common share purchase options ("A Call Options") and 3,500 series B common share purchase options ("B Call Options"). Each Call Option entitles Deutsche Bank to subscribe for 500 common shares of the Company at an exercise price of US$1.00 per share.

The options are not to be listed on any stock exchange and are not being made available to the public for subscription.

The expiration date of the options is the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) in the case of the A Call Options and B Call Options, October 31, 2005 and 2006, respectively.

The proceeds of this facility were allocated between long-term debt and the A and B Call Options. The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 6.7% and average maturity of 5.5 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2001, calculated using the effective interest rate method, was $183,700 (2000 – nil).

(c) Current account credit facility - $4,000,000

On June 28, 2001, Deutsche Bank granted a new current account credit facility with a limit of $4,000,000 at an interest rate, which is tied to the 3-month LIBOR US$ + 2.20%. The amount drawn down against this facility amounted to $3,000,000 as at December 31, 2001. This credit facility is to be repaid in two equal instalments on October 31, 2005 and 2006. This credit facility was used to finance the acquisition and exploration of the mineral properties of the Aguablanca project.

As part of the consideration for the current account credit facility, the Company issued to Deutsche Bank 2,912 series A common share purchase options ("A Options") and 2,912 series B common share purchase options ("B Options"), and one exceptional A common share purchase option and one exceptional B common share purchase option. Each A and B Option entitles Deutsche Bank to subscribe for 1,000 common shares of the Company and the exceptional options allow for the subscription of 905 and 904 common shares, respectively. The exercise price in each case is US$0.687 per share. The other terms are the same as those prevailing for the options assigned to the $3,500,000 term loan facility.

The proceeds of this facility were allocated between long-term debt and the A and B Options. The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equalled the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 5.7% and average maturity of 4.8 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2001, calculated using the effective interest rate method, was $112,200.

On July 5, 2002, options issued to Deutsche Bank under the facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the options exercise, the Company repaid the principal amount owing under the facility.

(d) Standby Working Capital Facility - $1,500,000

Working capital advances shall be made to the Company by Deutsche Bank, to a limit of $1,500,000, at any time during the loan commitment period, when requested by the Company by means of a drawdown notice. The advance shall be a minimum amount of $1,000,000 with additional amounts in multiples of $100,000. The interest rate for the advances is LIBOR US$ + 1.8% per annum.

Amounts shall be repaid in full on the last day of the interest period relating to each standby working capital advance. This loan is renewable on a revolving basis with a final maturity on October 26, 2004. As at December 31, 2001, $1,500,000 had been drawn down on this loan.

(e) Guarantee Facility

The Company has been provided two guarantees: (1) the IFR Guarantee, and (2) the Hedging Guarantee.

The IFR Guarantee, in the maximum amount of €2,319,906, was to be used to secure/discharge obligations of the Company to the "Direction General de Politica Sectorial" of the Spanish Ministry of Economy in relation to the IFR subsidy. This guarantee was cancelled in December 2001 as the Company complied with the conditions established for the granting of this subsidy.

The Hedging Guarantee (provided by Deutsche Bank in relation to the hedging program contracted with its subsidiary Deutsche Bank A.G. London), in the maximum amount of $30,000,000, shall guarantee certain of the liabilities of the Company under the put/call program, on terms and subject to conditions set out therein.

Under this credit agreement, the Company is required to fulfill certain obligations, which are summarized below:
- The Company is required to submit information to Deutsche Bank, including most notably operating forecasts, financial reports and details of investments made.
- The Company is required to comply with current legislation in force and arrange of adequate risk hedging on a timely basis.

- There is a commitment by the Company not to undertake, without prior approval, actions such as changing its corporate purpose, granting loans to third parties or abandoning areas being mined.
- The Company is required to comply, at certain times throughout the years, with agreements and financial ratios, mainly associated with the debt and interest coverage. This is to be done through the cash flows generated by the Company over the lives of the El Valle and Carlés properties, and of minimum proven and probable reserves of gold ounces relating to these mines.

As at December 31, 2001, it is the Company's understanding that all these obligations have been fulfilled.

All the financing granted by Deutsche Bank is secured by the assets and shares of RNGM, S.A. (gold assets) and specifically secured by mortgages on the El Valle and Carlés mineral properties.

Material Capital Investments

The capital invested in the last fiscal year, recorded at the average exchange rate of the year, is as follows.

	2002
Mine development:	$3,055,300
Land, buildings and equipment	2,702,200
Restricted cash and long-term deposits and restricted investments	(80,400)
Grants received	(1,966,700)
Total[1]	$3,710,400

Notes:
(1) In addition, the Company incurred exploration costs of $2,737,700 in 2002.

The Company's planned principal capital expenditures for 2003 are as follows:

	2003
Mine development:	$6,910,000
Land, buildings and equipment[2]	46,494,000
Restricted cash and long-term deposits and restricted investments	287,900
Grants received	(367,000)
Total[1]	$53,324,900

Notes:
(1) In addition, the Company expects to incur exploration costs of $2,336,000 in 2003.
(2) Includes $46,133,000 related to the construction of the Aguablanca project.

Balance Sheet

Assets

Total current assets increased to $14,677,400 in 2001 from $12,718,900 in 2000, principally as a result of higher production, which increased trade receivables by $1,361,400. The value of mineral properties, net of depreciation, increased to $28,881,200 in 2001 from $27,898,300 in 2000, primarily as a result of the investment in the Aguablanca project. At December 31, 2001, Rio Narcea's total assets were recorded at $75,721,100 compared to $72,356,300 in 2000.

Liabilities

Current liabilities amounted to $24,672,800 in 2001 compared to $15,270,800 in 2000. This increase reflects the renegotiation of payment terms with the mining contractors and the reclassification to current liabilities of $4,877,000 of the short-term portion of long-term debt. At the end of 2001, the long-term portion debt was $19,228,000 compared to $21,770,800 in 2000. As of December 31, 2001, the Company had drawn down facilities with Deutsche Bank amounting to $25,388,400 ($21,527,100 in 2000) and additional loans primarily with Spanish banks amounting to $3,454,300 ($2,582,300 in 2000).

Shareholders' Equity

Shareholders' Equity decreased to $28,515,900 in 2001 from $32,617,100 in 2000. This decrease reflects the combination of the net loss of $3,714,500 for the year, the increase of $1,831,000 in the negative foreign currency translation adjustment due to the depreciation of the Euro in relation to the US$, both partially offset by the Common Share purchase options of $1,260,100 granted in 2001 in relation with the $4.0 million Deutsche Bank credit facility, and the $184,200 proceeds recorded in respect of the issue of 128,507 Common Shares to Barrick Gold Corporation.

Critical Accounting Policies

The preparation of the Company's financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of proven and probable reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value), the potential impairment of long-lived assets and the ability to realize income tax benefits. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to income. As noted below in Risks and Uncertainties, commodity prices significantly affect the Company's profitability and cash flow. In addition, management estimates costs associated with reclamation of mining properties as well as remedial costs for inactive properties. On an ongoing basis,

81

management evaluates its estimates and assumptions, however, actual amounts could differ from those based on such estimates and assumptions.

Risk and Uncertainties

The El Valle and Carlés gold mines are the Company's main operating assets. The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its reserves. In addition, fluctuations in commodity prices, primarily gold, and currency exchange rates and other unforeseeable events impact the Company's ability to continue to finance and develop its projects.

In order to protect the Company against declining gold prices, the Company uses gold forward sales and a combination of gold puts purchased and gold calls sold to hedge production. The gold put/call program implemented pursuant to the loan arrangement with Deutsche Bank provides downside protection for the sale of approximately 72% of Rio Narcea's planned production with puts at $280 and €300 per ounce. As part of this facility, the Company sold call options on approximately 50% of the planned production at an average price of $365 and €405 per ounce. This gold hedging program is not subject to margin requirements and was entered into pursuant to the Company's obligations with Deutsche Bank while still providing the Company with significant leverage to future gold price increases.

In May 2002, the Company purchased $365 calls with maturity in 2003 and subsequent years. The acquisition cost of these calls was $1.1 million. On February 14, 2003, the Company purchased a portion of its €405 per ounce ($437 per ounce) gold call options, which mature in and subsequent to mid-2005 and represent 82,736 ounces at an aggregate price of $2.84 million.

While revenues from mining operations are received in U.S. dollars since prices for the metals that Rio Narcea sells are quoted in U.S. dollars, the majority of operating and capital costs are paid in Euros, which can give rise to significant foreign currency transaction exposure. Rio Narcea has gold calls denominated in Euros to partially mitigate this risk. The Company has also employed foreign currency hedging transactions, which have expired as of February 2002.

Hedging position at December 31, 2001:

Gold

Year	Type of Contract	Ounces	Price per Ounce
2002-2006	Put	111,094	US$280
		362,024	€300
	Call	79,022	US$365
		248,944	€405
2002-2006	Forward	14,255	US$300.98

U.S. Dollar

Year	Type of Contract	Amount	Exchange Rate
2002	Put	$3,000,000	1.0398 €/US$
2002	Call	$3,000,000	1.0142 €/US$

Although the Company has received a positive bankable feasibility study for the development of the open-pit portion of the Aguablanca project, there is no assurance at this time that the Company will be able to obtain third party financing to further advance the Aguablanca project towards the commencement of commercial production.

The Company believes it will be able to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company. However, the Company could seek a partnership or an alternative arrangement to advance its mineral properties.

Outlook

Gold production for 2002 is expected to be over 175,000 ounces. There are no major capital expenditures budgeted at El Valle during 2002 other than the continuation of the underground development below the Boinás East pit and expansion of the tailings facilities. Rio Narcea's exploration efforts will focus primarily on increasing mineral reserves and resources at the El Valle operation and regional exploration around the Aguablanca deposit.

The bankable feasibility study for the open pit portion of the Aguablanca Ni-Cu-PGM deposit in southwestern Spain was completed in July 2002 with positive results. The Company anticipates that construction of the project would commence immediately, once a smelter off-take agreement and financing have been arranged. The study contemplates a nickel mine capable of producing approximately 20 million pounds of nickel in concentrate per year.

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 special warrants at a price of Cdn.$0.80 per special warrant for gross proceeds of Cdn.$7,200,000, of which Cdn.$2,667,000 was initially escrowed pending receipt for the final prospectus, and finally collected on August 12, 2002 together with the accrued interest. Each special warrant entitles the holder to acquire, without further payment, one Common Share of the Company at any time prior to March 22, 2003. As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002 due to the requirement to restate and re-audit its financial statements for the three years ended December 31, 2001, as discussed above, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that is equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that have not been retracted, 1.1 Common Shares in lieu of one Common Share. All holders of the special warrants elected to receive 1.1 Common Shares in lieu of retraction and, as a result, 900,000 further Common Shares will be issuable upon exercise of the special warrants. The proceeds of the financing were used to pay down corporate debt and reduce the Company's working capital deficit.

On July 5, 2002, the Company pre-paid the principal amount owing under the $4.0 million current account credit facility in respect of the Aguablanca project arranged with Deutsche Bank. Coincident with the repayment, share purchase options that had been previously issued to Deutsche Bank under the facility were exercised into 5,825,809 Common Shares for gross proceeds to the Company of $4.0 million.

On December 10, 2002, the Company entered into certain financing arrangements for the Aguablanca project.

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2001 (restated)		2000 (restated)		1999 (restated)	
	$000	$/ounce	$ 000	$/ounce	$ 000	$/ounce
Mine expenses	13,947	112	11,515	119	14,218	137
Plant expenses	7,996	64	8,342	86	8,769	84
Smelting, refining and transportation	4,720	38	4,729	49	3,791	37
Sale of by-products	(2,521)	(20)	(2,665)	(27)	(3,266)	(31)
Adjustments:						
Reclamation costs	(227)	(2)	(192)	(3)	(191)	(2)
Stripping	3,316	27	6,891	71	354	3
Cash production cost[(a)]	**27,231**	**219**	**28,620**	**295**	**23,675**	**228**
Depreciation and amortization expenses	5,142	41	3,389	34	3,655	34
Administrative and corporate expenses	1,704	14	1,957	20	1,817	18
Adjustments	(3,091)	(25)	(6,700)	(69)	(165)	(1)
Production cost	**30,986**	**249**	**27,266**	**280**	**28,982**	**279**
Exploration costs	2,343	19	2,576	27	1,106	11
Other income (expenses)	1	0	(17)	0	(1,217)	(12)
Operating cost	**33,330**	**268**	**29,825**	**307**	**28,871**	**278**
Production (oz)		124,363		97,016		103,785

(a) Cash operating cost per ounce data is calculated in accordance with The Gold Institute Production Cost Standard. The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to other similarly titled data presented by other companies.

New Accounting Standards

Canadian GAAP standards

In September 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

In November 2001, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" ("CICA 3870"). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for stock-based compensation paid to employees and to directors in their capacity as directors. For all employee and director option plans not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is required. The new standard only applies to stock-based awards granted on or after January 1, 2002.

U.S. GAAP Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". These standards reflect the same accounting requirements as CICA 1581 and CICA 3062, respectively.

During 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143") and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144").

In addition, in July 2002, FASB issued Statement 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146").

FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002. Although the Company is currently reviewing FAS 143, the impact, if any, of this pronouncement on its 2001 Financial Statements has not been determined.

FAS 144, which supercedes FAS 121, is effective for fiscal years beginning after December 15, 2001. FAS 144 provides guidance on differentiating between assets held for sale and held for disposal other than by sale. Consistent with FAS 121, FAS 144 continues to require the same approach for recognizing and measuring the impairment of assets to be held and used.

FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)." The principal difference between this Statement and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for exit costs as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. There is no significant impact of this statement on the Company's 2001 Financial Statements.

C.   Research and Development, Patents and Licenses

As the Company is a mineral exploration and production company, the information required by this section is inapplicable.

D.   Trend Information

The El Valle and Carlés gold mines are the Company's main operating assets. The Company's success is ultimately dependent upon the ability of the Company to continue the development of and to economically exploit its reserves. In addition, fluctuations in commodity prices, primarily gold, and currency exchange rates and other unforeseeable events impact the Company's ability to continue to finance and develop its projects. In order to protect the Company against declining gold prices, the Company has entered into gold option contracts, which do not exceed 70% of the planned annual gold production up to the year 2006. The Company has also entered into forward currency contracts in order to mitigate currency fluctuations. The gold put/call program implemented, pursuant to the loan arrangement with Deutsche Bank S.A.E., is designed to minimize the Company's exposure to fluctuations in the price of gold and currency exchange rates. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth the names and business addresses of directors and officers of the Company, their positions and offices with the Company, their principal occupations and their terms of office.

Name and Business Address	Present Principal Occupation/ Term of Office/ Directorship Position	Position with the Company/ Term of Office
Juan Herrero Abelló Madrid, Spain	**Managing Director of PRISA Internacional** (Spanish media group) - October 2001 to present	**Director of the Company -** February 5, 2002 to present
Stanley M.D. Beck Toronto, Canada	**President of Granville Arbitrations, Ltd.** (Arbitration and mediation services) - 1993 to present Director, Philex Gold Inc. - 1997 to present Chairman, 407 International Inc. (toll highway owner and operator in Toronto, ON) - 2000 to present Director, Pet Value Inc. (pet food retail stores) - 2002 to present Director, Diversinet Inc (security system software developer) - 2002 to present	**Director of the Company -** December 3, 1997 to present

Name and Business Address	Present Principal Occupation/ Term of Office/ Directorship Position	Position with the Company/ Term of Office
Anthony H. Bloom London, England	**Director/Officer of the following companies:** Chairman, Rockridge Consolidated Ltd. (UK Investment company) - March 1988 to present Director, United Trust (PTY) Ltd. (South African Investment company) - August 1964 to present Director, Cine-UK Ltd. (UK multiplex cinemas) - April 1995 to present Director, Power Measurement Ltd. (US power equipment) - June 1996 to present Director, Ashtour Ltd. (UK golf ranges) - May 1998 to present Director, Caminus Corporation (US power equipment) - May 1998 to present Director, Cherokee International (US power equipment) - May 1999 to present Director, Ortho World Plc (UK orthodontics) - July 1999 to present Director, Afri-Can Marine Minerals Inc. - May 2000 to present Director, Xantrex Technology Inc. (Canada power equipment) - August 2000 to present	**Director of the Company -** March 1, 1995 to present
Chris I. von Christierson London, England	**Director of the following companies** Director, Southern Prospecting (UK) Ltd. - March 1995 to present Director, Gold Fields Ltd. - May 1999 to present Chairman, Afri-Can Marine Minerals Inc. - March 2000 to present	**Director and Chairman of the Company -** February 22, 1994 to present
Javier Colilla Madrid, Spain		**Senior Vice President, Corporate -** February 2001 to present **(Appointed VP, Administration and CFO in 1999; VP, Administration and Business Development in 1994)**
John H. Craig Toronto, Canada	**Lawyer and Partner, Cassels Brock & Blackwell LLP** Director, Consolidated HCI Holdings Corp. (real estate development company) - March 1987 to present Director, Consolidated Stanford Corp. (Investment company) - February 1987 to present Director, International Curator Resources Inc. - July 1995 to present Director, International Uranium Corp. - May 1997 to present Director, Tenke Mining Corp. - April 1987 to present	**Corporate Secretary -** September 25, 2000 to present
Omar Gomez Salas, Spain		**Chief Financial Officer -** June 6, 2002 to present (Joined Rio Narcea on November 26, 2001 as Manager of Finance)
John W.W. Hick Toronto, Canada	**President and CEO of Geomaque Explorations Ltd.** - December 2001 to present Director, Cambior Inc. - June 2000 to present	**Director -** December 3, 1997 to present
Alberto Lavandeira Salas, Spain		**Director, President and CEO -** June 19, 2000 to present (Appointed CFO in 2001; CEO in 1999; President and COO in 1997)

Name and Business Address	Present Principal Occupation/ Term of Office/ Directorship Position	Position with the Company/ Term of Office
David N. Murray Johannesburg, South Africa	**Chief Executive Officer and Director, Angloval Mining Limited –** June 2002 to present Director, Avgold Ltd - Feb 2000 to present Director, Assmang Ltd. - June 2002 to present	**Director of the Company** -November 2002 to present
Alan Riles Belmonte de Miranda, Spain		**Chief Operating Officer** March 28, 2001 to present
Hugh R. Snyder Toronto, Canada	**President, H.R. Snyder Consultants** Chairman, Fronteer Development Group Inc. - March 2001 to present Director, Afri-Can Marine Minerals Inc. - August 1998 to present Director, Eastmain Resources Inc. - June 1995 to present Director, Southern Cross Resources Inc. - June 1995 to present	**Director** - February 22, 1994 to present
Eugene D. Spiering Salas, Spain		**Vice President, Exploration -** February 1994 to present

Note:

A description of the principal business of each company mentioned is provided only for non-resource companies.

All directors have held the above positions throughout the past five years, other than: Juan Herrero Abelló, who from April 1996 to October 2001, was Chief Executive Officer and Director of Arjil & Cie. Espana; John W.W. Hick, who from July 1993 until May 1997 was a senior executive (President from July 1993 through September 1996 and thereafter Vice-Chairman) of TVX Gold Inc, from 1998 to 1999 was Chairman of the Board of Rayrock Resources Inc., and since December 2001 is President and CEO of Geomaque Explorations Inc. Mr. Hick has also been President of John W.W. Hick Consultants, Inc. since 1977; Mr. Snyder, who was Chairman of Greenstone Resources Ltd. from 1993 until May 1997; Mr. Lavandeira, who prior to 1999 was President and COO of the Company, Mr. Murray, who from 2000 to July 2002 was Chief Executive Officer of Argold Limited and from 1997 to 1999 was President and Chief Operating Officer of TVX Gold Inc.; and Mr. Gómez, who prior to November 2001, was with Arthur Anderson.

The individuals named above are not related by blood or marriage.

Additional Information Regarding Certain Directors and Officers

Chris I. von Christierson - Chairman of the Board

Mr. von Christierson has over 30 years of business experience in the resources industry. He was Chairman and CEO of Rio Narcea from 1994 to early 1999. Mr. von Christierson was instrumental in establishing Rio Narcea as the European Union's largest gold mining company. He also serves as a member of the board of directors of Gold Fields Limited (since May 1999) and Southern Prospecting (UK) Ltd. (since March 1995), and is Chairman of Afri-Can Marine Minerals Corporation since March 2000.

Alberto Lavandeira - President & CEO

Mr. Lavandeira is a mining engineer with 24 years of experience in development and operation of mining properties. He joined Rio Narcea in 1995 as Vice President, Operations and played a key role in the development of the El Valle mine. Previously, he held senior management positions with the following mining companies: RTZ (1992-95), Anglo American (1988–92) and Cominco (1980-88).

Omar Gómez - Chief Financial Officer

Mr. G?mez, is a certified public accountant with seven years of experience in accounting, auditing and finance. He joined Rio Narcea in the fall of 2001 as Manager of Finance. He started his career with Arthur Andersen (now Deloitte & Touche, professional services organization providing assurance and advisory, tax, and consulting services) in Oviedo, Spain since 1995 and was promoted to the senior management team in 2001.

Javier Colilla - Senior Vice President, Corporate

Mr. Colilla is a lawyer and economist with over 20 years of professional experience. He joined Rio Narcea in 1994 as Vice President, Administration and Business Development. Mr. Colilla is fully experienced with all aspects of mining finance, legal counsel, grants, mineral rights tenure, permitting and taxation.   He held senior management positions at Anglo American Corporation of South Africa Ltd. (1986-94), Drill Sure España, S.A. (multinational drilling company) (1983-86), La Union y El Fenix Español, S.A. (Spanish insurance company) (1982-83), and KMG (Klynveld Main Goerdeler, now KPMG- professional advisory firm) (1979-82).

Alan Riles - Chief Operating Officer

Mr. Riles is a professional metallurgist with 25 years of experience in mining and processing of base metals, gold and mineral sands in Australia, New Zealand, South America and Europe. He was closely involved in the commissioning of the El Valle project in 1997-98 and returned in March 2001 as Chief Operating Officer, responsible for the mining and processing operations of Rio Narcea in Spain. Prior to joining the Company, Mr. Riles held senior management positions with Western Metals Resources Ltd. (1999-2001), Niugini Mining (Pty) Ltd. (1995-97), Consolidated Rutile Ltd. (1994-95), and RGC Tin & Minerals Sands Division (1980-92).

Eugene D. Spiering - Vice President, Exploration

Mr. Spiering is an exploration geologist with 23 years of international experience in mineral exploration and project management in the Western United States, South America, and Europe.   As Vice President Exploration of Concord Minera Asturiana, S.A. (1992-94) Mr. Spiering managed the exploration team responsible for the discovery of the El Valle gold deposit and currently heads up Rio Narcea's exploration team in Spain and Portugal. Previously, he held senior technical positions with Centurion Mines Corporation (1991-92) and Energy Fuels

Nuclear, Inc. (1985-90) and worked independently as an exploration consultant to the energy and mineral industries from 1977 to 1985.

B. Compensation

Summary Compensation Table

The Summary Compensation Table below shows certain compensation information regarding Chris I. von Christierson, Alberto Lavandeira, Javier Collila, Eugene D. Spiering and Alan Riles, in their capacities as officers of the Company. No other executive officer received compensation exceeding $100,000 during the fiscal year ended December 31, 2001.

Name and Principal Position	Annual Compensation			Long-Term Compensation	All Other Compensation
	Year	Salary ($)	Other Annual Compensation	Securities Under Options Granted(#)	
Chris I. von Christierson Chairman	2001	100,000 [1]	17,750	75,000	nil
	2000	101,000 [1]	16,000	nil	nil
	1999	110,100 [1]	nil	nil	nil
	1998	173,000 [1]	nil	nil	nil
Alberto Lavandeira President, Chief Executive Officer and Chief Financial Officer	2001	118,306	13,000	170,000	nil
	2000	121,800	6,500	nil	nil
	1999	108,800	nil	50,000	nil
	1998	113,800	40,200	nil	nil
Javier Colilla Senior Vice-President, Corporate	2001	129,062	nil	80,000	nil
	2000	132,900 [1]	nil	nil	nil
	1999	153,650 [1]	nil	nil	nil
	1998	200,000 [1]	nil	nil	nil
Eugene D. Spiering Vice-President – Exploration	2001	80,664	nil	80,000	nil
	2000	80,300	nil	nil	nil
	1999	89,600	nil	nil	nil
	1998	93,700	10,000	nil	nil
Alan Riles Chief Operating Officer	2001	71,532 [1]	nil	120,000	nil

(1) Chris I. von Christierson is paid for his services to the Company through a management company called Southern Prospecting (UK) Ltd., Javier Colilla is paid for his services to the Company through a management company called Beralt Espana S.A. and Alan Riles is paid for part of his services to the Company ($29,731 in 2001) through a management company called Alan Riles Integrated Resource Management Pty Ltd (amount represents partial year).

Option Grants During the Most Recently Completed Fiscal Year

The stock options granted to the officers identified in the table above under the terms of the Company's Employee Stock Option Plan during the fiscal year ended December 31, 2001 are the following:

Name	Number of Options	Vesting Date	Expiry Date	Exercise Price
Chris I. von Christierson	75,000	1/3 June 11, 2001/2002/2003	June 11, 2006	Cdn. $0.79
Alberto Lavandeira	170,000	1/3 April 3, 2001/2002/2003	April 3, 2006	Cdn. $0.62
Javier Colilla	80,000	1/3 April 3, 2001/2002/2003	April 3, 2006	Cdn. $0.62
Eugene D. Spiering	80,000	1/3 April 3, 2001/2002/2003	April 3, 2006	Cdn. $0.62
Alan Riles	120,000	1/3 February 6, 2001/2002/2003	February 6, 2006	Cdn. $0.64

Options Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End
Option Values

The following table summarizes the number of underlying Common Shares acquired by Chris I. von Christierson, Alberto Lavandeira, Javier Colilla, Eugene D. Spiering and Alan Riles in their capacities as officers of the Company, pursuant to exercises of stock options during the 12-month period ended December 31, 2001, the aggregate value realized upon exercise and the number of Common Shares of the Company covered by unexercised options as at December 31, 2001. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise or base price of the option. Value of unexercised in-the-money options at fiscal year-end is the difference between the exercise or base price of the options and the fair market value of the underlying stock on December 31, 2001, which was Cdn. $0.45 per Common Share. Dollar amounts are in Canadian dollars.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn.$)	Unexercised Options at December 31, 2001		Value of Unexercised in-the-money Options at December 31, 2001	
			Exercisable (#)	Unexercisable (#)	Exercisable (Cdn.$)	Unexercisable (Cdn.$)
Chris I. von Christierson	-	-	371,300	50,000	-	-
Alberto Lavandeira	-	-	706,667	113,333	-	-
Javier Colilla	-	-	326,667	53,333	-	-
Eugene D. Spiering	-	-	326,667	53,333	-	-
Alan Riles	-	-	40,000	80,000	-	-

Compensation of Directors

During 2001, each Director was paid an annual retainer of $5,000 together with meeting fees on the basis of $1,000 for each board meeting attended. Additionally, each director who was a member of a Board Committee received an annual retainer of $1,000 and an attendance fee of $750 per meeting.

Pension and Retirement Benefits

Neither the Company nor its subsidiaries has set aside or accrued any amounts to provide pension, retirement or similar benefits.

C.   Board Practices

Tenure of Board of Directors

The members of the Board of Directors are elected for one-year terms, which expire at the next following annual general meeting of shareholders of the Company.

Directors' Service Contracts

No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment.

Audit Committee

The Company's Audit Committee presently consists of three directors, all of whom are independent directors. The current members of the Committee are: John W.W. Hick (Chairman), Stanley M.D. Beck and Anthony Bloom. The Committee is responsible for assisting the directors, in the discharge of their duties relating to the Company's accounting principles, reporting practices and internal controls, including reviewing the Company's audited and unaudited financial statements, and meetings with Company management and auditors to review the financial statements and related matters.

Compensation and Corporate Governance Committee

The Company's Compensation and Corporate Governance Committee presently consists of three directors, a majority of whom are independent directors. The current members of the Committee are: Stanley M.D. Beck (Chairman), Juan Herrero Abelló and Anthony Bloom. The Committee makes determinations on behalf of the Board of Directors with respect to cash and incentive compensation of the Company's executive officers. The Committee is responsible for ensuring that the Company's compensation practices and philosophies, including allocation of equity-based compensation, are consistent with the objective of enhancing shareholder value. The Committee has general responsibility for developing and implementing the Company's corporate governance guidelines.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee presently consists of two directors, both of whom are independent Directors. The current members of the Committee are: Hugh R. Snyder (Chairman) and John W.W. Hick. The Chief Executive Officer and the Chief Operating Officer of the Company are *ex-officio* members. It ensures the integrity of the Company's systems for environmental controls and compliance and employee health and safety and oversees environmental audits and independent reviews of the Company's environmental compliance practices.

D. Employees

The average number of employees during the Company's last three fiscal years, classified by categories, is as follows:

	2000	2001	2002
Managers	7	6	6
Technicians	38	43	55
Clerical Staff	11	12	11
Manual Workers	113	132	138
Total	**169**	**193**	**210**

The number of temporary workers included in the above table is 19, 25 and 49 for the years 2000, 2001, and 2002, respectively.

E. Share Ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.A and 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons as of December 31, 2002:

Name	Number of Common Shares	Number of Common Shares Subject to Option	Beneficial Ownership Percentage[1]	Purchase Price (if any)	Exercise Price	Expiry Date
Juan Herrero Abelló Director	nil	100,000	*	-	Cdn.$0.68	Feb. 5, 2007
Stanley M.D. Beck Director	nil	100,000 60,000 55,000	*	- - -	Cdn.$2.00 Cdn.$2.00 Cdn.$0.79	Dec. 18, 2007 Dec. 2, 2008 Jun. 11, 2006
Anthony H. Bloom Director	nil	100,000 50,000 50,000 55,000	*	- - - -	Cdn.$2.00 Cdn.$2.00 Cdn.$2.00 Cdn.$0.79	Apr. 3, 2005 Nov. 5, 2006 Dec. 2, 2008 Jun. 11, 2006
Chris I. von Christierson Chairman & Director	nil	136,300 150,000 60,000 75,000	*	- - - -	Cdn.$1.15 Cdn.$2.00 Cdn.$2.00 Cdn.$0.79	Jul. 8, 2004 Nov. 5, 2006 Dec. 2, 2008 Jun. 11, 2006
Javier Colilla Senior Vice President, Corporate	257,000	100,000 50,000 150,000 80,000	*	- - - -	Cdn.$1.15 Cdn.$2.00 Cdn.$2.00 Cdn.$0.62	Jul. 8, 2004 Apr. 3, 2005 Nov. 5, 2006 Apr. 3, 2006
Omar Gomez Chief Financial Officer	nil	75,000 45,000	*	- -	Cdn.$0.55 Cdn.$1.76	Nov. 21, 2006 Sep. 12, 2007
John W.W. Hick Director	nil	100,000 60,000 55,000	*	- - -	Cdn.$2.00 Cdn.$2.00 Cdn.$0.79	Dec. 18, 2007 Dec. 2, 2008 Jun. 11, 2006

Name	Number of Common Shares	Number of Common Shares Subject to Option	Beneficial Ownership Percentage[1]	Purchase Price (if any)	Exercise Price	Expiry Date
Alberto Lavandeira President, Chief Executive Officer & Director	250,000	100,000 500,000 50,000 170,000	1.4%	- - - -	Cdn.$1.95 Cdn.$2.00 Cdn.$1.00 Cdn.$0.62	Jul. 8, 2004 Mar. 18, 2006 Mar. 11, 2009 Apr. 3, 2006
David N. Murray Director	nil	nil	n/a	n/a	n/a	n/a
Alan Riles Chief Operating Officer	75,000	80,000	*	-	Cdn.$0.64	Feb. 6, 2006
Hugh R. Snyder Director	228,800	30,000 100,000 60,000 55,000	*	- - - -	Cdn.$1.15 Cdn.$2.00 Cdn.$2.00 Cdn.$0.79	Jul. 8, 2004 Nov. 5, 2006 Dec. 2, 2008 Jun. 11, 2006
Eugene D. Spiering Vice President, Exploration	40,000	75,000 60,000 115,000 80,000	*	- - - -	Cdn.$1.15 Cdn.$2.00 Cdn.$2.00 Cdn.$0.62	Jul. 8, 2004 Apr. 3, 2005 Nov. 5, 2006 Apr. 3, 2006

Notes:

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2002, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 71,729,626 Common Shares outstanding as of December 31, 2002.

* Less than 1%.

The Company has a Stock Option Plan that currently provides for authorization of options to purchase up to 7.0 million shares of the Company's Common Shares.

The Company's Stock Option Plan, as amended in 2001, provides for grants of incentive stock options (to employees only) and non-statutory stock options (to employees, directors and consultants). The purposes of the Plan are to attract and retain the best possible personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of the Company's business. The total number of shares which may be granted to any optionee may not exceed 5% of the number of issued and outstanding Common Shares at the time of such grant.

Option grant restrictions applicable to insiders include:

(i)   the number of shares reserved for issuance pursuant to options granted under the Plan may not exceed 10% of the outstanding shares (as determined based on the number of shares outstanding prior to the share issuance in question, excluding shares issued pursuant to any share compensation arrangements over the preceding year);

(ii) the number of shares issuable pursuant to options granted under the Plan to Insiders within a one-year period may not exceed 10% of the outstanding issue; and

(iii) the number of shares issuable pursuant to options granted under the Plan to any one insider and such insider's associates within a one-year period may not exceed 5% of the outstanding issue.

The exercise price of options granted must be at least equal to the fair market value per share at the grant date, except that in the case of incentive or non-statutory options granted to persons owning more than 10% of the voting power of the Company's outstanding stock at the time of grant, the exercise price must be at least equal to 110% of the fair market value per share at the grant date.

The term of each option may not exceed 10 years, except that, in the case of incentive or non-statutory options granted to persons owning more than 10% of the voting power of the Company's outstanding stock at the time of grant, the term of such option may not exceed 5 years.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth the names of each person who, to the knowledge of management of the Company as of December 31, 2002, beneficially owns more than 5% of any class of the Company's voting securities. Ownership is based on information furnished to the Company by nominees holding securities for such persons.

Name and Address	Number of Common Shares	Percentage of Class
NTC Liquidating Trust	4,860,158	6.78%
CMTC Nominee NV	4,472,495	6.24%
RN Inversiones S.A.	4,320,362	6.02%
Sart Securities Ltd.	4,163,705	5.80%

The Common Shares held by the NTC Liquidating Trust (the "Trust") were formerly owned by Benton and were transferred pursuant to the terms of the Second Amended Plan of Reorganization for the Jointly Administered Debtors, confirmed by the United States Bankruptcy Court for the District of Colorado (the "Plan"). The Plan became effective on August 31, 1997.

The Trust has agreed with Sart Securities Ltd. ("Sart") and Chita International Securities,

Ltd. ("Chita") that until Sart and Chita together cease to own at least 50% of their current holding of Common Shares as at May 11, 2000, the Trust will vote its Common Shares in favor of the slate of directors proposed by Sart.

Sart owns 4,163,705 (5.8%) Common Shares and Chita owns no Common Shares. Both Sart and Chita are trusts, the beneficiaries of which are members of the family of Chris I. Von Christierson, the Chairman of the Company.

The following significant changes in ownership of Common Shares by any of the majority shareholders occurred within the past three years: (i) Hullas del Coto Cortes, S.A. ("HCC") decreased its Common Share holdings from 12,828,996 (19.8%) Common Shares in May 2001 to (6.7%) 4,376,999 Common Shares in January 2002, and to 1,473,507 (2.2%) Common Shares as of March 21, 2002; (ii) Lignitos de Meirama decreased its Common Share holdings from 3,997,074 (7.4%) Common Shares in April 1999 to 9,695,261 (14.9%) Common Shares in May 2001, and owns no Common Shares as of May 1, 2002; and (iii) in January 2002, an investor group, which included but was not limited to RN Inversiones S.A. (a trust associated with the family of Mr. Chris von Christierson, Chairman of Rio Narcea) and CMTC Nominee NV, purchased a total of 12,851,996 Common Shares of the Company, from Hullas del Coto Cortes, S.A. and Lignitos de Meirama. As of December 31, 2002, RN Inversiones S.A. owns 4,320,362 (6.02%) Common Shares and CMTC Nominee NV 4,472,495 (6.24%) Common Shares.

As at December 31, 2002, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 1.2% of the outstanding Common Shares of the Company. The information as to shares beneficially owned or over which control is exercised, not being within the control of the Company, has been furnished by the directors and senior officers directly.

None of the above shareholders have any special rights with respect to its Common Shares beyond those rights accorded all shareholders of the Company's Common Shares.

On December 31, 2002, 18,610,803 Common Shares were held by 27 registered holders in the United States (of which 4,860,158 shares are held by NTC Liquidating Trust, as indicated above). The Company is not listed for trading on any securities exchange in the United States.

To the best of its knowledge, the Company is not directly or indirectly controlled by a foreign government and no stockholder owns more than five percent (5%) of its voting stock except as set forth above. The Company knows of no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.   Related Party Transactions

The only material transactions between the Company or any of its subsidiaries and any director, senior officer, principal shareholder or any associates or affiliates of the foregoing, within the past three years, are as follows:

Certain directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction. See "Item 3-D. Key Information -- Risk Factors -- Conflicts of Interest of Officers and Directors."

As noted in "Item 7-A Major Shareholders" above, 4,860,158 Common Shares (as at December 31, 2002) of the Company, which are held by the NTC Liquidating Trust (the "Trust"), were formerly owned by Oren L. Benton and were transferred pursuant to the terms of the Second Amended Plan of Reorganization for the Jointly Administered Debtors, confirmed by the United States Bankruptcy Court for the District of Colorado (the "Plan"). The Plan became effective on August 31, 1997. The Trust has agreed with Sart Securities Ltd. ("Sart") and Chita International Securities, Ltd. ("Chita") that until Sart and Chita together cease to own at least 50% of their current holding of Common Shares as at May 11, 2000, the Trust will vote its Common Shares in favor of the slate of directors proposed by Sart. Sart owns 4,163,705 (5.8%) Common Shares and Chita owns no Common Shares. Both Sart and Chita are trusts, the beneficiaries of which are members of the family of Chris I. Von Christierson, the Chairman of the Company.

During 1998-99, the Board approved the purchase of the mineral rights of Estalaya Gold Mines, a company in which the only shareholders were the Trust, HCC, and Sart. Estalaya Gold Mines is a company whose sole asset is an investigation permit covering the Estalaya-Carracedo (Elena) project in Palencia. An independent valuation was used to set the terms of the transaction, which was formalized on November 2, 1999. The independent valuation was made by Watts, Griffis & McOuat Ltd. of Toronto, Ontario. The valuation was made on September 22, 1995. The initial approved price by Rio Narcea's Board of Directors was Cdn.$480,000 (120,000 shares of Rio Narcea at Cdn.$4.00) on February 23, 1998. Later, due to declining gold prices, the transaction price was reduced to Cdn.$180,000 (120,000 shares of Rio Narcea at Cdn.$1.50) on June 15, 2000.

No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal years ended December 31, 2002, 2001, or 2000.

C.   Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8   FINANCIAL INFORMATION

A.   **Consolidated Statements and Other Financial Information**

This Annual Report contains the Restated Audited Consolidated Financial Statements of the Company for the Three Years Ended December 31, 2001 (the "Restated 2001 Financial Statements").

The following comprise the Restated 2001 Financial Statements: Auditors' Report, dated October 25, 2002; Consolidated Balance Sheets as at December 31, 2001 and 2000; Consolidated Statements of Operations and Deficit for the years ended December 31, 2001, 2000 and 1999; Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999; and Notes to the Restated 2001 Financial Statements for the years ended December 31, 2001 and 2000. The Company's Restated 2001 Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 16 to the Restated Financial Statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

No material legal proceedings are pending to which the Company is a party or of which any of its properties is the subject.

As noted in "Item 4-A. Acquisition of Rio Narcea Property" above, Oren Benton ("Benton"), who held 4,860,158 shares of the Company as at December 31, 2002, is presently in Chapter 11 bankruptcy proceedings in the United States of America. Pursuant to the amended plan of reorganization for the jointly administered debtors, confirmed by the United States Bankruptcy Court for the District of Colorado, which became effective on August 31, 1997, Benton's shares of the Company were transferred to and are held by the NTC Liquidating Trust.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no dividend policy with respect to the payment of dividends.

B.   **Significant Changes**

Other than as disclosed herein, no significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9   THE OFFER AND THE LISTING

A.   **Offer and Listing Details**

The Common Shares of the Company are listed and posted for trading on the TSX under the symbol "RNG". The Common Shares began trading on the TSX on July 8, 1994. The Common Shares are also quoted on the over the counter market of the Berlin and Frankfurt Stock Exchanges under the symbol "RNG".

The following table sets out the annual high and low market prices of the Common Shares on the TSX during the last five fiscal years:

	High (Cdn. $)	Low (Cdn. $)
1998	5.45	1.75
1999	2.65	0.44
2000	1.91	0.40
2001	1.05	0.45
2002	2.33	0.46

The following table sets out the market price range of the Common Shares on the TSX for the last two years by fiscal quarter:

	High (Cdn. $)	Low (Cdn. $)	Volume (Common Shares)
Fiscal 2001			
First Quarter	0.80	0.46	1,483,822
Second Quarter	1.05	0.50	2,218,840
Third Quarter	0.83	0.50	2,078,141
Fourth Quarter	0.72	0.45	2,475,698
Fiscal 2002			
First Quarter	1.20	0.46	11,375,572
Second Quarter	2.05	0.80	14,733,716
Third Quarter	1.90	0.95	11,312,643
Fourth Quarter	2.33	1.21	9,902,217

The following table sets out the high and low market prices of the Common Shares on the TSX for the last six months:

	High (Cdn. $)	Low (Cdn. $)
October 2002	1.60	1.21
November 2002	1.70	1.41
December 2002	2.33	1.48
January 2003	2.50	1.97
February 2003	2.40	2.05
March 2003	2.36	1.90

On April 7, 2003, the closing price of the Common Shares on the TSX was Cdn. $2.03.

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.   Markets

The Common Shares of the Company are listed and posted for trading on the TSX under the symbol "RNG". The Common Shares began trading on the TSX on July 8, 1994. The Common Shares are also quoted on the over the counter market of the Berlin and Frankfurt Stock Exchanges under the symbol "RNG".

D.   Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.   Dilution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.   Expenses of the Issue

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10   ADDITIONAL INFORMATION

A.   Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

B.   Memorandum and Articles of Association

1. Registor and Entry Number; Company's objects and purposes as set forth in its Articles and By-laws: The Corporation's articles of incorporation are dated February 22, 1994, and the corporation number is 3009211. The Articles are silent as to the Company's objects and purposes. The By-laws provide that there are no restrictions on the business that the Company may carry on.

2. Matters relating to Directors of the Company:

(a) Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

The Company's By-laws provide that a director who is a party to or who has any material interest in a material contract with the Company must fully disclose the nature of that interest and refrain from voting on that contract.

(b) The Company's Articles are silent as to directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Section 3.01 of the Company's By-law No. A-1 provides that the Board of Directors may from time to time:

(i)   borrow money upon the credit of the Company;

(ii)   issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured;

(iii)   give guarantees on behalf of the Company to secure performance of an obligation of any person; and

(iv)   mortgage, hypothecate, pledge or otherwise create an interest in or charge upon all or any property (including the undertaking and rights) of the Company, owned or subsequently acquired, to secure any obligation of the Company.

(d) The Company's By-laws are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

(e) Number of shares, if any, required for qualification:

Directors are not required to be shareholders of the Company in order to hold office as a director.

3. <u>Rights, preferences and restrictions attaching to each class of shares</u>:

(a) Dividend rights, including time limit after which dividend entitlement lapses

The Company's shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors.

(b) Voting rights; staggered re-election intervals; cumulative voting

Each Common Share in the capital of the Company entitles its holder to one vote at any annual or special meting of the Company's shareholders. The Company has no provision for staggered re-election intervals for its directors. Shareholders of the Company do not have cumulative voting.

(c) Rights to share in surplus in event of liquidation

In the event of liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities.

(d) Other

Holders of Common Shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company's Common Shares. Common shareholders have no liability as to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of Common Shares of the Company as a result of such shareholder owning a substantial number of Common Shares.

Holders of Common Shares do not have pre-emptive rights.

4. <u>Actions necessary to change the rights of holders of the Company's stock</u>:

In order to change the rights of holders of a class of the Company's stock, a vote of at least 2/3 of the votes cast at a meeting of such class of shareholders called to consider such matter is required.

5. <u>Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission</u>:

Under corporate and securities laws applicable to the Company the following are the rules for calling any annual and/or special meeting of shareholders:

The By-laws of the Company provide that the Board of Directors, the Chairman of the Board or the President may call an annual or a special meeting of shareholders.

All common shareholders are entitled to written notice of an annual or special meeting which notice is to be sent to the last address of each shareholder shown on the records of the registrar and transfer agent of the Company maintained for that purpose. As the Company is a public company the notice must be accompanied by a proxy and management information circular.

The Company must fix a record date for shareholders entitled to receive notice of the meeting which record date shall not be fewer that 30 days and not more than 50 days prior to the date of the meeting.

The notice and related materials are to be delivered to the intermediaries no later than three business days prior to 21 days before the date of the meeting to allow the intermediaries to mail the materials to shareholders no later than 21 days before the date of the meeting.

All registered shareholders are entitled to attend the meeting in person or by proxy and to vote at the meeting. In addition, all directors and the auditors are entitled to be present at the meeting. All others are entitled to attend the meeting only at the invitation of the Chairman of the meeting or with the consent of the meeting.

The By-laws of the Company provide that notice of all meetings of shareholders shall be provided to shareholders not less than 21 days and not more than 50 days before the date of the meeting.

6. <u>Limitations on rights to own securities of the Company</u>:

The Investment Canada Act (the "ICA"), requires prior notification to the Government of Canada on the "acquisition of control" of a Canadian business or the establishment of a new Canadian business by non-Canadians, as defined in the ICA. In addition, certain acquisitions of control, discussed below, are required to be reviewed by the Government of Canada, prior to closing.

The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the investor will not acquire "control in fact" of the corporation.

Where the investor is not a "WTO investor" (discussed below), an investment that results in the acquisition of control of a Canadian business requires review if the investment involves the direct acquisition of a Canadian businesses with assets of Cdn.$5 million or more or the indirect acquisition of a Canadian businesses with assets of more than Cdn.$50 million.

The ICA includes special review thresholds for investors from members of the World Trade Organization ("WTO"). Under the ICA, "WTO investor" means: (a) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member; (b) governments of WTO members; and (c) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2003 WTO Review Threshold is Cdn.$223 million.

Even if the investor is a WTO investor, the WTO Review Threshold does not apply to the acquisition of control of certain types of Canadian businesses. Where the business: (a) engages in the production of uranium and owns an interest in a producing uranium property in Canada; (b) provides any financial service; (c) provides any transportation service; or (d) is a cultural business (see below), the generally-applicable thresholds of Cdn.$5 million (for a direct acquisition) and Cdn.$50 million (for an indirect acquisition) apply. The ICA defines a "cultural business" as one that carries on any of the following activities, namely,

(i)   the publication, distribution or sale of books, magazines, periodicals or newspapers in print or machine readable form, other than the sole activity of printing or typesetting of books, magazines, periodicals or newspapers,

(ii)   the production, distribution, sale or exhibition of film or video recordings,

(iii)   the production, distribution, sale or exhibition of audio or video music recordings,

(iv)   the publication, distribution or sale of music in print or machine readable form, or

(v)   radio communication in which the transmissions are intended for direct reception by the general public, any radio, television and cable television broadcasting undertakings and any satellite programming and broadcast network services.

In addition, the acquisition of control or the establishment of a new business related to "Canada's cultural heritage or national identity" may be reviewed, regardless of asset value, so long as an ICA review is recommended by the Minister of Canadian Heritage and confirmed by an Order-in-Council issued by the federal cabinet. Regulations under the ICA provide that the following activities are capable of being deemed to be related to "Canada's cultural heritage or national identity": (a) publication, distribution or sale of books, magazines, periodicals or newspapers in print or machine readable form; (b) production, distribution or sale or exhibition of film or video products; (c) production, distribution or sale or exhibition of audio or video music recordings; or (d) publication, distribution or sale of music in print or machine readable form.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company includes a prescribed type of business activity such that the investment is subject to review, the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

If an investment is reviewable, an application for review in the form prescribed by the regulations is required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed and the Minister (a person designated as such under the ICA) has determined that the investment is likely to be of "net benefit to Canada". There are, however, certain exceptions. The Minister may permit an investment to be consummated prior to completion of the review, if the Minister is satisfied that delay would cause undue hardship to the investor or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application for review to the Minister, together with any other information or written undertakings given by the investor and any representations submitted to the Director by a province that is likely to be significantly affected by the investment.

In conducting a review to determine whether the investment is likely to be of net benefit to Canada, the ICA specifies that certain factors be considered, where relevant, as follows:

(a)   the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)   the effect of the investment on exports from Canada;

(c)   the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)   the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)   the effect of the investment on competition within any industry or industries in Canada;

(f)   the compatibility of the investment with national industrial, economical and cultural policies;

(g)   the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)   the contribution of the investment to Canada's ability to compete in world markets.

The ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application for review has been received, the Minister must notify the investor that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete the review (unless the investor agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada. Where no such notice is provided to the investor, the Minister is deemed to have been satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of net benefit to Canada, the investor has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the investor that he is satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the investor may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

7. _Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:_

There are no limitations in the Company's Articles or By-laws that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

8. _Provisions governing the ownership threshold above which shareholder ownership must be disclosed:_

Under applicable securities laws in Canada, shareholders acquiring 10% or more of the outstanding shares of the Company must file insider trading reports and must disclose by press release and subsequent regulatory filings the acquisition of 10% of such shares, and must disclose by press release and subsequent regulatory filings subsequent acquisitions aggregating 2%.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the Canadian securities laws. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

9. _Significant differences between law applicable to the Company and law of the United States._ See 8, above.

10. _Conditions governing changes in the capital:_

There are no conditions imposed by the Company's Articles or By-Laws governing changes in capital, where such conditions are more stringent than is required by law.

C. Material Contracts

Following is a summary of each material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years:

1. _Credit Agreement, dated October 26, 2000, between the Company and Deutsche Bank S.A.E._ This is discussed above in "Item 4. Information on the Company -- A. History and Development of the Company -- Recent Developments -- Credit Agreement."

2. _Agreement, dated February 8, 2001, between the Company and Atlantic Copper, S.A., concerning option to acquire 50% of Aguablanca Project._ This is discussed above in "Item 4. Information on the Company -- A. History and Development of the Company -- Recent Developments -- Acquisition of the Aguablanca Project."

3.   Agreement, dated July 5, 2001, between the Company and Atlantic Copper, S.A., concerning the acquisition of a 50% interest in a Consortium with the Spanish Central Government and the option to acquire the remaining 50% from the Spanish Central Government. This is discussed above in "Item 4. Information on the Company -- A. History and Development of the Company -- Recent Developments -- Acquisition of the Aguablanca Project."

4.   Mandate Letter, dated December 10, 2002, among the Company, Investec Bank (UK) Ltd. and Maquarie Bank Ltd. concerning a proposed financing facility for the construction of the Aguablanca Project. This is discussed above in "Item 4 – Information on the Company –A. History and Development of the Company – Recent Developments – Financing Arrangements for Aguablanca Project."

5.   Off-take Agreement, dated January 14, 2003, between the Company and Glencore International AG. This is discussed above in "Item 4. Information on the Company -- A. History and Development of the Company -- Recent Developments – Off-take Agreement signed for Aguablanca Project."

6.   Other Loan Agreements. See discussion above in "Item 5. Operating and Financial Review and Prospects -- B. Capital Resources and Liquidity -- Year Ended December 31, 2001 -- Financial Instruments Used by the Company."

D.   Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

E.   Taxation

Material Canadian Federal Income Tax Considerations

The following is a summary of material Canadian federal income tax considerations generally applicable in respect of the Common Shares. The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their Common Shares as capital property and will not use or hold the Common Shares in carrying on business in Canada.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Company belonged to the non-resident, persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length. Shares of the Company would also be taxable Canadian property if they were acquired in exchange for taxable Canadian property in an amalgamation.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. Holders and prospective holders are recommended to consult with their own tax advisors with respect to their particular circumstances. This discussion covers only material tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of the Company are recommended to consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

<u>U.S. Holders</u>

As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

<u>Distributions on Shares of the Company</u>

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company are recommended to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to $3,000 a year ($1,500 in the case of a married individual filing separately). For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company's tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising *inter alia* from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each U.S. Holder is recommended to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code) of the Company. Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in "excess passive" assets (as defined by the Code). In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The Company believes that it has not been classified as any of the entities described in this section in the past fiscal year, and does not anticipate being classified as any of the entities during the next fiscal year.

F. Dividends and Paying Agents

The Company has not declared or paid any dividends on its Common Shares since inception and has no dividend policy with respect to the payment of dividends. The decision to pay dividends and the amount thereof is at the discretion of the Company's Board of Directors and is governed by such factors as earnings, capital requirements and the operating and financial condition of the Company. There can be no assurances that the Company will pay dividends in the future and it is not anticipated that any will be paid in the foreseeable future.

G. Statement by Experts

The financial statements of the Company appearing as Exhibit 12.6 to this Annual Report have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon also appearing in Exhibit 12.6 to this Annual Report, and such financial statements are included in reliance upon such report given upon the authority of such firm as an expert in accounting and auditing.

Alan C. Noble of ORE Reserves Engineering, located at 12254 Applewood Knolls Drive, Lakewood, Colorado 80215, has consented to being named in connection with and has authorized the contents of the matters set forth in Item 4-A. Recent Developments – Off-Take Agreement Signed for Aguablanca Project, and in Item 4-D. Property, Plant and Equipment – Drilling and Sampling Procedures in relation to the designing of the spacing of the drill holes for reserve estimation and mine planning at El Valle.

Metallurgical Design and Management (Pty) Ltd. ("MDM"), located at 10 Hunter Street, Randburg, P.O. Box 3088, Cresta, South Africa 2118, has consented to being named in connection with and has authorized the contents of the matters set forth in Item 4-A. Recent Developments – Off-Take Agreement Signed for Aguablanca Project, and Item 4-D. Property, Plant and Equipment– Base Metal Development Project – Aguablanca Project, in connection with the inclusion of a summary of the Technical Report entitled "Summary – Feasibility Study Aguablanca Project" and dated July 2002 in this Annual Report.

Both Alan C. Noble and MDM are "Qualified Persons" as defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

H.   Documents on Display

Copies of the Company's exhibits and documents are available for inspection at the Company's registered office located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.

I.   Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES
    ABOUT MARKET RISK

QUANTITATIVE DISCLOSURE

Summary

The Company is exposed in its current operating activities to fluctuations in the price of gold and other commodity prices, exchange rates and interest rates.

Hedging Activities and Policy

The Company does not have a formal hedge policy. The Company's hedging activities are limited to reducing gold price and foreign exchange risks, in accordance with the requirements of its lenders (currently Deutsche Bank and, formerly, Standard Charter Bank). Occasionally, the board of directors will approve some additional hedging transactions to reduce the gold price and foreign exchange risk arising from existing written gold calls. As all of the Company's hedging transactions arise from the requirements of its lenders, no specific internal controls are needed to control limits on hedging. The Company has no specific future plans for commodity hedging with respect to its gold projects. It does, however, expect that commodity hedging will be required by the Company's lenders in connection with the Aguablanca project. The Company has not traded and does not expect to trade on its own account in connection with its hedging activities. The Company's long term policy with respect to managing its hedge position is that it will continue to commodity hedge in accordance with the requirements of its lenders.

The Company usually uses a combination of purchased puts and written calls, and forward sales to cover the gold price and foreign exchange risks. Hedging contracts were entered into at the same time that loans were granted to the Company and they have not been changed except in respect of the following events:

In October 2000, when the Company settled the remaining balance of the loans arranged with Standard Chartered Bank and entered into a new credit agreement with Deutsche Bank. In conjunction with the settlement of the loan, the Company was required to close out its then existing gold hedging and contract a new put/call structure with Deutsche Bank. Cash from settlement of the gold hedging position, amounting to $5.2 million, was applied to the new hedging structure with Deutsche Bank.

Additionally, in May 2002, the Company purchased $365 calls with maturities in 2003 and subsequent years, with an acquisition cost to Company of $1.1 million. This acquisition does not affect gold price risk coverage in case of a reduction in gold prices, while permits higher revenues in case of an increase in gold prices.

The Company does not cover any other market risks it may be exposed to.

Mark-to-market valuation of the hedging contracts as of December 31, 2001 is as follows:

	Gold price risk			Foreign exchange risk	
	Put and call options	Forward sales	Sum	Put and call options	SUM
December 31, 2001					
Book value	3,532,500	-	3,532,500	-	3,532,500
Fair value	2,464,000	(125,200)	2,338,800	(255,200)	2,083,600
Difference	(1,068,500)	(125,200)	(1,193,700)	(255,200)	(1,448,900)

As of December 31, 2001, sensitivity of mark-to-market valuations to gold price, interest rates, exchange rate, time and volatility are as follows:

Fair value sensitivity to gold price

	Gold price hedging				
	Put and call options	Forward sales	Sum	Inventories	SUM
Fair value-					
$276.50/oz	2,464,200	(125,200)	2,339,000	503,000	2,842,000
$250	8,742,100	226,300	8,968,400	454,800	9,423,200
$300	(1,659,600)	(436,900)	(2,096,500)	545,700	(1,550,800)
$350	(10,776,800)	(1,100,200)	(11,877,000)	636,700	(11,240,300)
$400	(22,727,000)	(1,763,400)	(24,490,400)	727,600	(23,762,800)

Fair value sensitivity to $/Euro exchange rate

	Gold price hedging				
	Put and call options	Forward sales	Sum	Inventories	SUM
Fair value-					
$0.8839/Euro	2,464,200	(125,200)	2,339,000	503,000	2,842,000
$0.7000/Euro	(5,680,500)	(125,200)	(5,805,700)	503,000	(5,302,700)
$0.8000/Euro	(1,045,500)	(125,200)	(1,170,700)	503,000	(667,700)
$1.0000/Euro	9,095,000	(125,200)	8,969,800	503,000	9,472,800
$1.1000/Euro	16,305,700	(125,200)	16,180,500	503,000	16,683,500

Fair value sensitivity to gold price volatility

	Gold price hedging				
	Put and call options	Forward sales	Sum	Inventories	SUM
Fair value-					
13.5% (average)	2,464,200	(125,200)	2,339,000	503,000	2,842,000
5% (average)	411,700	(125,200)	286,500	503,000	789,500
10% (average)	1,616,800	(125,200)	1,491,600	503,000	1,994,600
20% (average)	3,813,500	(125,200)	3,688,300	503,000	4,191,300
25% (average)	4,702,200	(125,200)	4,577,000	503,000	5,080,000

Fair value sensitivity to $ interest rates

	Gold price hedging				
	Put and call options	Forward sales	Sum	Inventories	SUM
Fair value-					
4.0% (average)	2,464,200	(125,200)	2,339,000	503,000	2,842,000
2.0% (average)	6,046,400	222,000	6,268,400	503,000	6,771,400
3.0% (average)	4,129,200	38,000	4,167,200	503,000	4,670,200
5.0% (average)	693,000	(300,500)	392,500	503,000	895,500
6.0% (average)	(885,800)	(456,000)	(1,341,800)	503,000	(838,800)

Fair value sensitivity to time

| | Gold price hedging | | | | |
	Put and call options	Forward sales	Sum	Inventories	SUM
Fair value-					
Current	2,464,200	(125,200)	2,339,000	503,000	2,842,000
Plus 3 months	2,514,400	(100,000	2,414,400	503,000	2,917,400
Plus 6 months	2,419,200	(74,000)	2,345,200	503,000	2,848,200
Plus 9 months	2,415,700	(47,300)	2,368,400	503,000	2,871,400
Plus 12 months	2,239,900	(35,700)	2,204,200	503,000	2,707,200

The amount of total committed ounces, scheduled production and the ratio of committed ounces to scheduled production by year are as follows as at December 31, 2001:

| | Ounces of Gold | | | | | |
	2002	2003	2004	2005	2006	Sum
Budgeted production	175,232	159,532	153,587	125,570	102,775	716,696
Committed ounces-						
Put options purchased	125,676	93,232	61,320	96,510	96,380	473,118
Committed / production (%)	72%	58%	40%	77%	94%	66%
Call options sold	(75,568)	(60,812) (4)	(67,006) (3)	(58,450) (2)	(66,130) (1)	(327,966)
Committed / production (%)	43%	38%	44%	47%	64%	46%
Forward sold	608	1,216	1,216	3,464	7,751	14,255
Committed / production (%)	0%	1%	1%	3%	8%	2%

(1) 66,130 call options (64% of budgeted production) were purchased in May 2002 and February 2003.
(2) 37,068 call options (30% of budgeted production) were purchased in May 2002 and February 2003.
(3) 23,050 call options (15% of budgeted production) were purchased in May 2002.
(4) 14,732 call options (9% of budgeted production) were purchased in May 2002.

The Company has no delivery commitments that are not covered by scheduled production.

Gold Price Fluctuations

The details by maturity year of Rio Narcea's gold put and call options (European Style) and forward sales contracts as of December 31, 2001 are as follows:

	2002	2003	2004	2005	2006	Sum
Purchase of $/oz put options-						
Ounces	34,554	22,586	21,094	25,900	6,960	111,094
Exercise price	$280/oz	$280/oz	$280/oz	$280/oz	$280/oz	$280/oz
Book value per ounce ($/oz)	16.38	16.38	16.38	16.38	16.38	16.38
Book value ($)	565,900	369,900	345,400	424,100	114,000	1,819,300
Fair value per ounce ($/oz)	9.98	14.58	15.13	14.40	13.28	13.13
Fair value ($)	344,900	329,400	319,200	372,800	92,400	1,458,700
Purchase of €/oz put options-						
Ounces	91,122	70,646	40,226	70,610	89,420	362,024
Exercise price	€300/oz	€300/oz	€300/oz	€300/oz	€300/oz	€300/oz
Book value per ounce ($/oz)	15.28	15.28	15.28	15.28	15.28	15.28
Book value ($)	1,392,100	1,079,300	614,500	1,078,700	1,366,100	5,530,700
Fair value per ounce ($/oz)	4.54	9.85	12.07	12.92	13.05	10.15
Fair value ($)	413,500	695,700	485,700	912,200	1,166,500	3,673,600
Sale of $/oz call options-						
Ounces	20,778	14,732	23,050	15,686	4,776	79,022
Exercise price	$365/oz	$365/oz	$365/oz	$365/oz	$365/oz	$365/oz
Book value per ounce ($/oz)	(6.34)	(6.34)	(6.34)	(6.34)	(6.34)	(6.34)
Book value ($)	(131,800)	(93,500)	(146,200)	(99,500)	(30,300)	(501,300)
Fair value per ounce ($/oz)	(0.29)	(2.41)	(6.50)	(11.60)	(17.03)	(5.76)
Fair value ($)	(6,000)	(35,600)	(149,800)	(182,100)	(81,300)	(454,800)
Sale of €/oz call options-						
Ounces	54,790	46,080	43,956	42,764	61,354	248,944
Exercise price	€405/oz	€405/oz	€405/oz	€405/oz	€405/oz	€405/oz
Book value per ounce ($/oz)	(13.32)	(13.32)	(13.32)	(13.32)	(13.32)	(13.32)
Book value ($)	(729,900)	(613,800)	(585,500)	(569,700)	(817,300)	(3,316,200)
Fair value per ounce ($/oz)	(0.58)	(3.69)	(8.18)	(13.03)	(17.85)	(8.89)
Fair value ($)	(31,600)	(169,900)	(359,700)	(557,400)	(1,094,900)	(2,213,500)
Sale of $/oz forward-						
Ounces	608	1,216	1,216	3,464	7,751	14,255
Exercise price	$301/oz	$301/oz	$301/oz	$301/oz	$301/oz	$301/oz
Book value per ounce ($/oz)	-	-	-	-	-	-
Book value ($)	-	-	-	-	-	-
Fair value per ounce ($/oz)	19.37	14.58	5.02	(7.14)	(17.56)	(8.78)
Fair value ($)	11,800	17,700	6,100	(24,700)	(136,100)	(125,200)

In addition, as at December 31, 2001, the Company has deferred revenues related to the hedging contracts settled in 2000 amounting to $2,307,200 that will be accounted into income in 2002.

The Company's gold options and forwards do not have any margin requirements and do not include any unusual feature that can materially affect the fair value of a category of contract. None of the contracts gives either party, individually or with the consent of the counterparty, the option to roll it forward rather than make or take delivery. All hedging contracts as of December 31, 2001 are settled by a net cash payment at maturity.

As of December 31, 2001 the counterparties of the Company's hedging contracts were as follows:

Contract	December 31, 2001
Gold hedging	
$280/ounce put options	Deutsche Bank
€300/ounce put options	Deutsche Bank
$365/ounce call options	Deutsche Bank
$365/ounce call options bought back	n/a
€405/ounce call options	Deutsche Bank
Forward sales	Deutsche Bank
Foreign exchange hedging	BNP Paribas

The Company has not experienced any non-performance by any of its counterparties. None of them are related parties to the Company. Deutsche Bank and BNP Paribas do not control a significant share of the gold hedge market.

Commodity hedging experience of the Company since 1999 is as follows:

Counterparty	Deutsche Bank						Gerald Metals	
Year	**2002**		**2001**		**2000**			**1999**
Currency	$/oz	€/oz	$/oz	€/oz	$/oz	€/oz	$/oz	$/oz
Purchased puts expired	17,277	45,561	60,882	46,858	1,657	25,711	37,500	50,000
Exercise price	$280/oz	€300/oz	$280/oz	€300/oz	$280/oz	€300/oz	$315/oz	$315/oz
Gain/(Loss) at settlement ($) (*)	OM	OM	638,800	85,100	19,000	OM	1,330,600	1,502,500
Sold calls expired	10,389	27,395	35,814	27,564	975	15,124	25,500	34,000
Exercise price	$365/oz	€405/oz	$365/oz	€405/oz	$365/oz	€405/oz	$395/oz	$395/oz
Gain/(Loss) at	OM	OM	OM	OM	OM	OM	OM	OM

settlement ($) (*)								

(*) OM - Options expired out of the money.

The Company has never had any gold loan interest rate hedges.

Exchange Rate Sensitivity

The table below provides information about the Company's foreign exchange derivative financial instruments and presents such information in U.S. dollar equivalents, the Company's reporting currency. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements, put and call options and Euro denominated debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

There are no firmly committed Euro sales transactions, but the functional currency of the Company's subsidiary is the Euro and most of the payments of the Company are in this currency (more than 95%).

As at December 31, 2001:

	Expected maturity date						
	2002	2003	2004	2005	2006	Thereafter	Total
On-Balance Sheet Financial Instruments	($ Equivalent in millions)						
$US Currency:							
Short and Long-Term Debt:							
Variable Rate (€)	$3.4	$0.0	$0.2	$0.0	$0.1	$0.1	$3.8
Average interest rate	4.4%	0.0%	4.4%	0.0%	0.0%	0.0%	4.1%

	Expected maturity or transaction date							Fair Value
	2002	2003	2004	2005	2006	Thereafter	Total	
Anticipated Transactions and Related Derivatives	($ Equivalent in millions)							
Put options purchased (Receive €/Pay $):								
Contract Amount	$3	-	-	-	-	-	$3	$(0.3)
Average Contractual Exchange Rate	1.0142	-	-	-	-	-	1.0142	-
Call options sold (Receive €/Pay $):								
Contract Amount	$3	-	-	-	-	-	$3	$0.0

Average Contractual Exchange Rate	1.0398	-	-	-	-	-	1.0398	-

As at December 31, 2002 the Company has no options, forwards or any other derivatives related to foreign exchange risk.

Interest Rate Sensitivity

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollar equivalents, the Company's reporting currency. The instruments actual cash flows are denominated in both U.S. dollars ($US) and Euros (€), as indicated in parentheses.

As at December 31, 2001:

	Expected maturity date						
	2002	2003	2004	2005	2006	Thereafter	Total
Liabilities	($ Equivalent in millions)						
Short and Long-Term Debt:							
Variable Rate (€)	$3.4	$0.0	$0.2	$0.0	$0.1	$0.1	$3.8
Average interest rate	4.4%	0.0%	4.4%	0.0%	0.0%	0.0%	4.1%
Variable Rate ($US)	$6.2	$4.8	$4.8	$7.0	$2.3	$0.0	$25.1
Average interest rate	4.3%	5.8%	7.2%	7.2%	7.2%	0.0%	6.2%

QUALITATIVE DISCLOSURE

The Company's primary risk exposures are:

1. Gold Price Fluctuations
2. Foreign Exchange Rate Fluctuations
3. Interest Rate Fluctuations

Gold Price Fluctuations

The Company enters into puts and calls to mitigate the impact of price fluctuations on a portion of its gold production. The Company enters into a put/call structure for specific transactions that management deems expose the Company to an unacceptable market price risk.

On October 26, 2000, the Company settled all of its then existing put and call options plus the forward currency contracts and contracted a put/call structure to cover market and exchange rate risks for the period of the credit agreement with Deutsche Bank. The summary of the structure is as follows:

Transaction	Term	Total Ounces	Exercise Price
Purchase of put option	2000-2006	173,633	$280/oz
Purchase of put option	2000-2006	434,593	€300/oz
Sale of call option	2000-2006	115,811	$365/oz
Sale of call option	2000-2006	291,632	€405/oz

This new structure gave rise to a net premium of $5.2 million to the Company at October 26, 2000, which was recorded in "Other Assets" and "Other Current Assets" on the Balance Sheet.

On June 29, 2001 the Company contracted a forward sale of 14,255 ounces with an expected maturity between 2002 and 2006. Additionally, in May 2002, the Company purchased the portion of its then existing $365 calls with maturity in 2003 and subsequent years, resulting in an aggregate acquisition cost to the Company of $1.1 million.

Foreign Exchange Rate Fluctuations

The United States dollar is the reporting currency of the Company. Gold produced at the Company's operations in Spain is sold in the international markets for U.S. dollars. The cost and debit structures of these operations are primarily in Euros.

To the extent that there are fluctuations in local exchange rates against the U.S. dollar, the fluctuations could have an impact on the Company's operations, since local salaries and supply contracts would be affected. In order to mitigate such fluctuations the Company has contracted a certain put/call program, as detailed above.

The Company also has several outstanding credit facilities and other loan agreements, which are denominated in Euros. Again, to the extent that there are changes in the exchange rate of the Euro against the U.S. dollar, the changes would have an impact on certain of the Company's debt obligations.

Interest Rate Fluctuations

As at December 31, 2001, the Company had long-term debt of $19,228,000, which included $18,812,900 with Deutsche Bank AG of variable rate debt with an interest rate of LIBOR +1.7% - 2.2%. To the extent that the variable interest rate changes, these changes would have an impact on the amount of interest that the Company incurs on its debt. The Company has not entered into any interest rate swap agreements to manage its exposure to interest changes.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
               HOLDERS AND USE OF PROCEEDS

Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities. There has been no change in the trustees or paying agents for any of the Company's securities during the previous fiscal year.

ITEM 15   CONTROLS AND PROCEDURES

(a)   Omitted.

(b)   *Changes in internal controls.* There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16   [RESERVED]

ITEM 17   FINANCIAL STATEMENTS

See Item 18.

ITEM 18   FINANCIAL STATEMENTS

The following financial statements are attached as Exhibit 12.6 and incorporated herein:

Description of Document

Auditors' Report dated October 25, 2002

Consolidated Balance Sheets as at December 31, 2001 and 2000

Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements for the Years Ended December 31, 2001 and 2000

ITEM 19   EXHIBITS

The following exhibits are attached and incorporated herein:

Description of Document

1	Certificate of Incorporation and By-Laws*
4.1	Agreement between Barrick Gold Corporation and Rio Narcea Gold Mines Ltd., dated December 16, 1999*
4.2	Memorandum of Agreement between Barrick Spanish Holdings (Denmark) APS, Rio Narcea Gold Mines Ltd., and Naraval Gold, S.R.L., dated January 19, 2000*
8	Subsidiaries of the Company
12.1	Consent of Ernst & Young LLP
12.2	Consent of Alan C. Noble
12.3	Consent of Metallurgical Design and Management (Pty.) Ltd.
12.4	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Description of Document

12.5 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12.6 Financial Statements:

Auditors' Report dated October 25, 2002

Consolidated Balance Sheets as at December 31, 2001 and 2000

Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements for the Years Ended December 31, 2001 and 2000

* Previously filed.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIO NARCEA GOLD MINES, LTD.
Registrant

By: /s/ Alberto Lavandeira
    Name: Alberto Lavandeira
    Title: President and Chief Executive Officer

Date: April 10, 2003

CERTIFICATIONS

I, Alberto Lavandeira, certify that:

1. I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F of Rio Narcea Gold Mines, Ltd. for the year ended December 31, 2001 (the "Amended Annual Report");

2. Based on my knowledge, this Amended Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Amended Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Amended Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Amended Annual Report;

4. [omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled "Certification of Disclosure in Companies' Quarterly and Annual Reports"]

5. [omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled "Certification of Disclosure in Companies' Quarterly and Annual Reports"]

6. [omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled "Certification of Disclosure in Companies' Quarterly and Annual Reports"]

Date: April 10, 2003

/s/ Alberto Lavandeira
Alberto Lavandeira, President and Chief Executive Officer

CERTIFICATIONS

I, Omar Gómez, certify that:

1. I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F of Rio Narcea Gold Mines, Ltd. for the year ended December 31, 2001 (the "Amended Annual Report");

2. Based on my knowledge, this Amended Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Amended Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Amended Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Amended Annual Report;

4. [omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled "Certification of Disclosure in Companies' Quarterly and Annual Reports"]

5. [omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled "Certification of Disclosure in Companies' Quarterly and Annual Reports"]

6. [omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled "Certification of Disclosure in Companies' Quarterly and Annual Reports"]

Date: April 10, 2003

/s/ Omar Gómez
Omar Gómez, Chief Financial Officer

EXHIBIT 8

Subsidiaries of the Company

Following is a list of subsidiaries of the Company, ownership percentages, and the jurisdictions of incorporation or organization of each. Each subsidiary does business in its own name only.

Subsidiary	Jurisdiction of Incorporation or Organization
Rio Narcea Gold Mines, S.A. (100%)	Spain
Naraval Gold, SRL (100%)	Spain
Rio Narcea Recursos, S.A. (100%)	Spain
Rio Narcea Recursos, Ltd. (100%)	Ontario

EXHIBIT 12.1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the reference to our name under the caption "Statement by Experts" and to the inclusion in Exhibit 12.6 of this Annual Report on Form 20-F of Rio Narcea Gold Mines, Ltd. of our report dated October 25, 2002 with respect to the consolidated financial statements of Rio Narcea Gold Mines, Ltd. for each of the years in the three-year period ended December 31, 2001.

/s/ Ernst & Young LLP

Toronto, Canada
October 25, 2002

EXHIBIT 12.2

FILED BY EDGAR

April 4, 2003

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Rio Narcea Gold Mines, Ltd.
Form 20-F Annual Report (Amendment No.1)
Consent of Expert

Alan C. Noble, the undersigned, hereby consents to being named in Amendment No. 1 to the Company's Annual Report as having reviewed the matters set forth in Item 4. Information on the Company – A. Recent Developments -- Off-take Agreement Signed for Aguablanca Project, and in Item 4. Information on the Company -- D. Property, Plant and Equipment – Drilling and Sampling Procedures in connection with the preparation of the mineral resource and reserve estimates and the designing of the spacing of the drill holes for reserve calculation and mine planning.

Sincerely,

/s/ Alan C. Noble

Alan C. Noble, P.E.
Ore Reserves Engineering
Lakewood, Colorado
April 4, 2003

EXHIBIT 12.3

[LETTERHEAD OF MDM]

April 4, 2003

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

**Re: Rio Narcea Gold Mines, Ltd.
        Form 20-F Annual Report (Amendment No.1)
        Consent of Expert**

The undersigned, Metallurgical Design and Management (Pty) Ltd., hereby states as follows:

Our firm was engaged to prepare the Technical Report entitled Summary – Feasibility Study Aguablanca Project dated July 2002 (the "Report") for Rio Narcea Gold Mines, Ltd. (the "Company"), portions of which are summarized in Item 4. Information on the Company -- D. Property, Plant and Equipment – Base Metal Development Project – Aguablanca Project – Bankable Feasibility Study in Amendment No. 1 to the Company's Annual Report on Form 20-F (this "Annual Report (Amendment No.1)"), to be filed with the United States Securities and Exchange Commission.

We hereby consent to a reference to our firm as having reviewed the matters set forth in Item 4. Information on the Company – A. Recent Developments -- Off-take Agreement Signed for Aguablanca Project in this Annual Report (Amendment No.1), and we further consent to the incorporation in this Annual Report (Amendment No.1) of the summary information concerning the Report, including the reference to our firm included with such information.

Sincerely,

/s/ D. Dodd

DAVID DODD
Technical Director
Metallurgical Design and Management (Pty) Ltd.

EXHIBIT 12.4

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 1 to the Annual Report on Form 20-F of Rio Narcea Gold Mines, Ltd. for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on the date hereof (the "Amended Annual Report"), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Amended Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Amended Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: April 10, 2003

/s/ Alberto Lavandeira
Alberto Lavandeira
President and Chief Executive Officer

EXHIBIT 12.5

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 1 to the Annual Report on Form 20-F of Rio Narcea Gold Mines, Ltd. for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on the date hereof (the "Amended Annual Report"), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Amended Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Amended Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: April 10, 2003

/s/ Omar Gómez
Omar Gómez
Chief Financial Officer

EXHIBIT 12.6

Auditors' Report

To the Shareholders of
Rio Narcea Gold Mines, Ltd.

We have audited the consolidated balance sheets of **Rio Narcea Gold Mines, Ltd.** as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company has changed its accounting policies for revenue recognition, exploration costs and foreign currency translation effective January 1, 1999 and has restated its accounting for certain put and call option contracts.

"Ernst & Young LLP"

Toronto, Canada,
October 25, 2002.   Chartered Accountants

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. dollars)

As at December 31

	2001 $	2000 $
	(restated - note 2)	(restated – note 2)
ASSETS		
Current		
Cash	**1,805,100**	2,162,000
Restricted cash *(note 4)*	**338,500**	324,100
Inventories *(note 5)*	**3,843,600**	3,185,200
Accounts receivable		
Government grants *(note 6)*	**1,834,000**	1,903,100
V.A.T. and other taxes *(note 14)*	**2,675,400**	2,106,900
Trade receivables	**2,691,500**	1,330,100
Other current assets *(note 9)*	**1,489,300**	1,707,500
Total current assets	**14,677,400**	12,718,900
Mineral properties, net *(note 7)*	**28,881,200**	27,898,300
Deferred stripping costs, net *(note 8)*	**27,859,400**	25,966,800
Other assets *(note 9)*	**4,303,100**	5,772,300
	75,721,100	72,356,300
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short term bank indebtedness *(note 10)*	**4,737,700**	2,338,600
Accounts payable and accrued liabilities	**12,750,900**	10,625,000
Current portion of long-term debt *(note 10)*	**4,877,000**	—
Current portion of deferred revenue *(note 2)*	**2,307,200**	2,307,200
Total current liabilities	**24,672,800**	15,270,800
Deferred revenue *(note 2)*	**—**	2,307,200
Other long-term liabilities *(note 11)*	**3,304,400**	390,400
Long-term debt *(note 10)*	**19,228,000**	21,770,800
Total liabilities	**47,205,200**	39,739,200
Shareholders' equity		
Common shares *(note 12)*	**79,446,300**	79,262,100
Common share purchase options *(note 10)*	**2,233,000**	972,900
Deficit	**(39,047,700)**	(35,333,200)
Cumulative foreign exchange translation adjustment	**(14,115,700)**	(12,284,700)
Total shareholders' equity	**28,515,900**	32,617,100
	75,721,100	72,356,300

Commitments and contingencies *(notes 4, 6, 10 and 15)*

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

John W. W. Hick   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in U.S. dollars)

Years ended December 31

	2001 $	2000 $	1999 $
	(restated - note 2)	*(restated - note 2)*	*(restated – note 2)*
OPERATING REVENUES			
Gold sales	**33,921,800**	24,276,400	26,399,100
Other operating revenues	**34,200**	128,900	1,236,200
	33,956,000	24,405,300	27,635,300
OPERATING EXPENSES			
Mining expenses	**(13,946,600)**	(11,514,600)	(14,217,900)
Plant expenses	**(7,995,800)**	(8,341,700)	(8,768,700)
Smelting, refining and transportation	**(4,719,700)**	(4,728,800)	(3,790,700)
Sale of by-products	**2,521,200**	2,664,600	3,266,100
Depreciation and amortization expenses	**(5,142,400)**	(3,388,500)	(3,654,600)
Exploration costs	**(2,342,900)**	(2,575,900)	(1,105,600)
Administrative and corporate expenses	**(1,703,500)**	(1,957,200)	(1,816,900)
Other income (expense)	**(500)**	17,400	1,217,200
	(33,330,200)	(29,824,700)	(28,871,100)
Operating earnings (loss)	**625,800**	(5,419,400)	(1,235,800)
FINANCIAL REVENUES AND EXPENSES			
Interest income	**31,200**	124,600	206,600
Foreign currency exchange gain (loss)	**(1,105,500)**	663,500	(2,256,500)
Interest expense and amortization of financing fees	**(3,266,000)**	(2,776,200)	(2,122,200)
	(4,340,300)	(1,988,100)	(4,172,100)
Loss before income tax	**(3,714,500)**	(7,407,500)	(5,407,900)
Provision for income tax *(note 14)*	**—**	—	—
Net loss	**(3,714,500)**	(7,407,500)	(5,407,900)
Deficit, beginning of year as originally reported	**(12,446,100)**	(7,660,000)	(5,481,400)
Cumulative adjustment for restatement and change in accounting policies *(note 2)*	**(22,887,100)**	(20,265,700)	(17,036,400)
Deficit, end of year	**(39,047,700)**	(35,333,200)	(27,925,700)
Net loss per share - basic and fully diluted	**(0.06)**	(0.11)	(0.10)
Weighted average common shares outstanding – basic and fully diluted	**65,018,690**	64,846,050	53,194,663

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. dollars)

Years ended December 31

	2001 $	2000 $	1999 $
	(restated - note 2)	*(restated - note 2)*	*(restated – note 2)*
OPERATING ACTIVITIES			
Net loss	**(3,714,500)**	(7,407,500)	(5,407,900)
Add (deduct) items not requiring cash			
Depreciation and amortization	**5,142,400**	3,388,500	3,654,600
Deferred financing fees	**303,600**	530,500	184,000
Reclamation liability accrual	**225,400**	191,200	188,600
Foreign exchange	**1,350,200**	(155,400)	1,550,000
Accretion of long term debt	**295,900**	—	—
Non-cash put/call program income	**(1,171,500)**	(337,500)	—
Amortization of deferred stripping costs	**11,239,700**	8,444,600	11,215,600
Deferred stripping expenditures	**(14,555,600)**	(15,335,500)	(11,569,500)
Proceeds from settlement of put/call program	**—**	5,173,900	—
Purchase premium of put/call program	**—**	(5,173,900)	—
Changes in components of working capital			
Inventories	**(839,500)**	(173,500)	(1,213,900)
V.A.T. and other taxes	**(690,300)**	(840,300)	1,628,100
Trade receivables	**(1,361,400)**	1,208,900	844,600
Other current assets	**129,800**	(82,300)	(110,700)
Accounts payable and accrued liabilities	**2,728,900**	2,561,600	730,000
Cash provided by (used in) operating activities	**(916,900)**	(8,006,700)	1,693,500
INVESTING ACTIVITIES			
Expenditures on mineral properties	**(6,372,200)**	(5,213,600)	(5,718,200)
Grant subsidies received from the Spanish Government	**474,100**	3,915,300	4,649,500
Restricted cash	**(32,000)**	(321,000)	365,600
Long term deposits and restricted investments	**(16,900)**	(33,500)	47,900
Cash used in investing activities	**(5,947,000)**	(1,652,800)	(655,200)
FINANCING ACTIVITIES			
Proceeds from issue of common shares	**184,700**	2,174,100	10,548,600
Financing fees on issue of common shares	**(500)**	(31,500)	(548,100)
Proceeds from bank loans and other long-term liabilities	**6,258,400**	24,025,200	1,148,700
Financing fees on bank loans	**(240,800)**	(1,394,700)	(177,400)
Repayment of bank loans	**(188,100)**	(18,842,000)	(11,398,800)
Cash provided by (used in) financing activities	**6,013,700**	5,931,100	(427,000)
Foreign exchange gain (loss) on cash held in foreign currency	**493,300**	184,200	(538,600)
Net increase (decrease) in cash during the year	**(356,900)**	(3,544,200)	72,700
Cash, beginning of year	**2,162,000**	5,706,200	5,633,500
Cash, end of year	**1,805,100**	2,162,000	5,706,200
Supplemental cash flow information			
Interest paid in cash	**2,648,200**	2,102,000	2,003,400
Income taxes paid in cash	**—**	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries Rio Narcea Gold Mines, S.A. ("RNGM, S.A."), Rio Narcea Recursos, S.A. ("RNR") and Naraval Gold, S.L. ("Naraval") *(see note 7 – Mineral Properties)*. The Company was incorporated under the Canada Business Corporations Act on February 22, 1994 as a numbered company and began operations on July 8, 1994 with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of a mine and plant at El Valle ("El Valle") in the first quarter of 1997, with commencement of commercial production in February 1998. In late 2000, the Company commenced production at the Carlés open pit mine ("Carlés") *(see note 7 – Mineral Properties)*.

The return on the investments made by the Company in its mining rights will depend on its ability to find and develop the mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the US$/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés.

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES

The Company previously issued to its shareholders the 2001 annual audited consolidated financial statements (the "2001 financial statements"), consisting of consolidated balance sheets as at December 31, 2001 and 2000 and consolidated statements of operations and deficit and cash flows for the years then ended, in the 2001 Annual Report. The 2001 financial statements were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("U.S. GAAP"). The 2001 financial statements were audited by the Company's former auditors, Arthur Andersen LLP, who expressed an unqualified opinion on those statements in their report dated March 30, 2002.

The 2001 consolidated financial statements along with prior years' consolidated financial statements have been restated. Because Arthur Andersen LLP was no longer available to provide a current audit opinion for the Company's historical financial statements, once they were restated, the Company's newly appointed auditors, Ernst & Young LLP, re-audited the 2001 consolidated financial statements along with the consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999 in the format included herein after giving effect to the changes described below:

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

(a) Put and call contracts

On August 1, 1997, the Company entered into put and call contracts to hedge the impact of gold price fluctuations on a portion of its production. The put and call contracts were entered into in conjunction with a credit facility with Standard Chartered Bank. Unrealized gains and losses on the put and call contracts were deferred and recognized in earnings when the related hedged transactions occurred.

On October 26, 2000, the Company entered into a new credit agreement with Deutsche Bank, S.A.E. ("Deutsche Bank") and settled the remaining balance of the loans arranged with Standard Chartered Bank and several Spanish institutions in 1997 and 1998. In conjunction with the settlement of these loans, the Company was required to settle all its then existing put and call options and contracted a new put/call structure to cover commodity market and exchange rate risks for the period of the new credit agreement with Deutsche Bank. On settlement of its then existing put and call options on gold, the Company originally recorded a gain of $5.2 million in its consolidated statements of operations for the year ended December 31, 2000.

As the put and call contracts qualified for hedge accounting, the Company has restated its financial statements for the years ended December 31, 2001 and 2000 to defer the $5.2 million gain originally recorded in income on settlement of the put and call options and to record the deferred gain in income at the time the formerly hedged gold production is recognized in earnings.

(b) Revenue recognition

Under Canadian GAAP, the Company previously recorded gold poured and gold in copper concentrate, in transit and at refineries, at net realizable value and recorded the resulting adjustments in gold sales.

For purposes of these financial statements, the Company has changed its accounting policy for revenue recognition on a retroactive basis such that all metals are recorded at the lower of average cost or net realizable value. Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer. As a result of adopting this change, the Company increased its opening deficit as at January 1, 1999 by $429,000.

This accounting policy change conforms the Company's accounting for revenue recognition to U.S. GAAP.

(c) Exploration costs

In compliance with Canadian GAAP, the Company previously capitalized exploration costs based on management's intent to pursue further exploration work. If exploration properties were developed to the stage of commercial production, such costs were amortized against earnings on the unit of production method based on estimated recoverable ounces of gold.

Management periodically reviewed the carrying value of its exploration properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project was based upon many factors including general and specific assessments of mineral reserves and resources, anticipated future commodity prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration time and ongoing expenses of maintaining leased mineral properties and

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

the likelihood that the Company would continue exploration. The Company did not set a predetermined holding period for properties without proven or probable reserves, however, properties which had no demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program were re-evaluated to determine if future exploration was warranted and their carrying values were appropriate. If an exploration property was abandoned or it was determined that its carrying value could not be supported by future production or sale, the related costs were charged against operations in the year of abandonment or in the year of determination of value.

For purposes of these financial statements, the Company has changed its accounting policy for exploration costs on a retroactive basis. The Company has adopted a policy of charging exploration costs as incurred against earnings. Significant costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral property has development potential, which occurs upon completion of a bankable feasibility study detailing proven and probable reserves of the mineral property, the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized. Prior thereto all costs are expensed. This determination is specific to each individual property and the point at which mining costs of a particular operation are capitalized is dependent upon the determination of proven and probable reserves of the property for which the costs are incurred. As a result of adopting this change in accounting policy, the Company increased its opening deficit as at January 1, 1999 by $17,481,000.

This accounting policy change conforms the Company's accounting for exploration costs to U.S. GAAP.

(d) Foreign currency translation

In compliance with Canadian GAAP, the Company previously deferred and amortized exchange gains or losses on translation of foreign currency long-term monetary liabilities over the period to maturity.

In December 2001, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

For purposes of these financial statements, the Company adopted the amendments to CICA 1650 with retroactive restatement. As a result of adopting the amendments to CICA 1650, the Company decreased its opening deficit as at January 1, 1999 by $873,600.

This accounting policy change conforms the Company's accounting for foreign currency translation to U.S. GAAP.

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

(e) Other comparative amounts

Other items in the comparative consolidated financial statements have been reclassified from statements previously presented in order to conform the presentation of the 2001 consolidated financial statements.

Significant changes are as follows:

(i)   Consolidated balance sheets: The Company previously recorded deferred financing fees on bank loans as Mineral properties. The Company has reclassified these deferred financing fees to Other assets, which reduced Mineral properties and increased Other assets by $1,197,500 as at December 31, 2001 (2000 - $1,329,700). In addition the Company has allocated to stockpiled ore an attributable amount of mining overheads related to mineral properties; previously only direct costs were allocated.

(ii) Consolidated statements of operations: The Company previously recorded net losses incurred from its foreign exchange contracts as a component of Financial revenues and expenses. Since these contracts qualified for hedging, they have been classified as a component of the hedged items. The effect of this change has been a reduction in Operating revenues and Financial revenues and expenses of $1,775,900 for the year ended December 31, 2001 (2000 – $3,750,400; 1999 – $3,884,000).

(iii) Consolidated statements of cash flows: These restatements are due to the reclassifications made above, adjusted for foreign exchange. The Company has recalculated the translation of cash flows in Euros to cash flows in U.S.$ for purposes of the preparation of the statements of cash flows, applying average exchange rates, which approximate the rates in effect on the date the transaction occurred. In addition, the Company previously recorded expenditures on deferred stripping, net as investing activities. The Company has reclassified expenditures on deferred stripping, net, to operating activities, which conforms the Company's classification to U.S. GAAP. In addition, changes in restricted cash that were previously classified as a component of operating activities have been reclassified as a component of investing activities.

The Company has also expanded its note disclosure relating to its accounting policies under both Canadian GAAP and U.S. GAAP, and has provided additional information within the notes to the consolidated financial statements. In addition, consolidated balance sheet, consolidated statements of operations and deficit and cash flow information have been restated for U.S. GAAP purposes *(see note 16).*

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

(f) Impact of restatement and change in accounting policies

The impact of the restatements, changes in accounting policies and reclassifications is as follows:

	As originally reported $	Put and call contracts (a) $	Revenue recognition (b) $	Exploration costs (c) $	Foreign currency translation (d) $	Other comparative amounts (e) $	As restated $
December 31, 2001							
Consolidated balance sheets:							
Inventories	3,253,300	—	(183,000)	—	—	773,300	3,843,600
Mineral properties (excl.deferred stripping)	49,217,900	—	—	(18,679,600)	—	(1,657,100)	28,881,200
Current portion of deferred revenue	—	(2,307,200)	—	—	—	—	(2,307,200)
Deferred revenue	—	—	—	—	—	—	—
Deferred foreign exchange gain on long-term debt	(1,258,200)	—	—	—	1,258,200	—	—
Deficit	14,287,100	2,307,200	183,000	23,528,600	(1,258,200)	—	39,047,700
Cumulative translation adjustment	18,964,700	—	—	(4,849,000)	—	—	14,115,700
Total other balance sheet reclassifications	—	—	—	—	—	883,800	—
Consolidated statements of operations:							
Operating revenues	32,787,000	2,307,200	272,000	—	—	(1,410,200)	33,956,000
Operating expenses	(30,017,800)	—	—	(2,985,900)	—	(326,500)	(33,330,200)
Financial revenues and expenses	(4,610,200)	—	—	—	(1,466,800)	1,736,700	(4,340,300)
Net loss	(1,841,000)	2,307,200	272,000	(2,985,900)	(1,466,800)	—	(3,714,500)
Net loss per share – basic and fully diluted	(0.03)	0.04	0.00	(0.05)	(0.02)	—	(0.06)
Consolidated statements of cash flows:							
Cash provided by operating activities	5,914,500	—	—	(2,342,900)	—	(4,488,500)	(916,900)
Cash used in investing activities	(14,146,900)	—	—	2,342,900	—	5,857,000	(5,947,000)
Cash provided by financing activities	7,989,300	—	—	—	—	(1,975,600)	6,013,700
Foreign exchange gain (loss) on cash held in foreign currency	(113,800)	—	—	—	—	607,100	493,300
Net decrease in cash during the year	(356,900)	—	—	—	—	—	(356,900)

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

	As originally reported $	Put and call contracts (a) $	Revenue recognition (b) $	Exploration costs (c) $	Foreign currency translation (d) $	Other comparative amounts (e) $	As restated $
December 31, 2000							
Consolidated balance sheets:							
Inventories	3,389,300	—	(455,000)	—	—	250,900	3,185,200
Mineral properties (excl.deferred stripping)	45,869,500	—	—	(16,617,600)	—	(1,353,600)	27,898,300
Current portion of deferred revenue	—	(2,307,200)	—	—	—	—	(2,307,200)
Deferred revenue	—	(2,307,200)	—	—	—	—	(2,307,200)
Deferred foreign exchange gain on long-term debt	(2,725,000)	—	—	—	2,725,000	—	—
Deficit	12,446,100	4,614,400	455,000	20,542,700	(2,725,000)	—	35,333,200
Cumulative translation adjustment	16,209,800	—	—	(3,925,100)	—	—	12,284,700
Total other balance sheet reclassifications	—	—	—	—	—	1,102,700	—
Consolidated statements of operations:							
Operating revenues	27,455,300	559,300	160,000	—	—	(3,769,300)	24,405,300
Operating expenses	(27,959,800)	—	—	(1,918,500)	—	53,600	(29,824,700)
Financial revenues and expenses	(4,281,600)	(5,173,700)	—	—	3,751,500	3,715,700	(1,988,100)
Net loss	(4,786,100)	(4,614,400)	160,000	(1,918,500)	3,751,500	—	(7,407,500)
Net loss per share – basic and fully diluted	(0.07)	(0.07)	0.00	(0.03)	0.06	—	(0.11)
Consolidated statements of cash flows:							
Cash provided by operating activities	5,136,600	(5,173,900)	—	(2,575,900)	—	(5,393,500)	(8,006,700)
Cash used in investing activities	(19,920,900)	5,173,900	—	2,575,900	—	10,518,300	(1,652,800)
Cash provided by financing activities	11,852,400	—	—	—	—	(5,921,300)	5,931,100
Foreign exchange gain (loss) on cash held in foreign currency	(612,300)	—	—	—	—	796,500	184,200
Net decrease in cash during the year	(3,544,200)	—	—	—	—	—	(3,544,200)

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

	As originally reported $	Put and call contracts (a) $	Revenue recognition (b) $	Exploration costs (c) $	Foreign currency translation (d) $	Other comparative amounts (e) $	As restated $
Consolidated balance sheets:							
Deficit	7,660,000	—	615,000	18,624,000	1,026,500	—	27,925,500
Consolidated statements of operations:							
Operating revenues	31,705,200	—	(186,000)	—	—	(3,883,900)	27,635,300
Operating expenses	(28,006,600)	—	—	(1,143,200)	—	278,700	(28,871,100)
Financial revenues and expenses	(5,877,200)	—	—	—	(1,900,100)	3,605,200	(4,172,100)
Net loss	(2,178,600)	—	(186,000)	(1,143,200)	(1,900,100)	—	(5,407,900)
Net loss per share – basic and fully diluted	(0.04)	—	(0.00)	(0.02)	(0.04)	—	(0.10)
Consolidated statements of cash flows:							
Cash provided by operating activities	6,917,900	—	—	(1,105,600)	—	(4,118,800)	1,693,500
Cash used in investing activities	(7,825,800)	—	—	1,105,600	—	6,065,000	(655,200)
Cash provided by (used in) financing activities	2,101,700	—	—	—	—	(2,528,700)	(427,000)
Foreign exchange loss on cash held in foreign currency	(1,121,100)	—	—	—	—	582,500	(538,600)
Net increase in cash during the year	72,700	—	—	—	—	—	72,700

December 31, 1999

3. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These principles differ in certain material respects from those accounting principles generally accepted in the United States. The differences are described in note 16.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned Spanish subsidiaries RNGM, S.A., RNR (incorporated on May 30, 2001) and Naraval (incorporated on December 23, 1999). All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Inventories

Stockpiled ore is recorded at cost. Cost is comprised of the cost of mining the ore and hauling it to the mill, and an allocation of an attributable amount of mining overheads related to mineral properties. Units included as stockpiled ore are based upon stockpile weight, expected recoveries and assays performed. Since stockpiled ore is processed within a short period of time, the inventoried costs are reported as a current asset and related cash flows as operating activities in the consolidated statements of cash flows.

The carrying value of stockpiled inventory is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material. Stockpiled inventory is located adjacent to the mill on the mine site. Although it is exposed to the elements, such exposure does not result in deterioration of the quality of the material. The decision to process stockpiled ore is determined based upon operating efficiency of the mine and the mill (different types of ore require different milling and refining processes). Therefore, stockpiled ore is processed when it is operationally efficient to do so and when no richer ore is available for milling. The decision to process stockpiled inventory is not particularly sensitive to gold prices since the decision is based on incremental cash inflows and outflows and milling and refining costs are very small relative to selling price. The Company has never elected not to process stockpiled ore and does not anticipate departing from this practice in the future.

Materials extracted are classified as stockpiled ore if the gold content is greater than or equal to 2.0 grams per tonne. Materials with gold content less than 2.0 grams per tonne but greater than or equal to 0.5 grams per tonne are stockpiled with no value assigned. Materials with gold content less than 0.5 grams per tonne are considered waste.

Stockpiled ore at December 31, 2001 represented approximately three months of plant capacity.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mine operating supplies, gold in process and final products are recorded at the lower of average cost or net realizable value. The cost of gold in process and final products is comprised of costs of mining the ore and hauling it to the mill, costs of processing the ore and an attributable amount of mining and production overheads related to deferred mineral property costs. The cost of mine operating supplies represents the direct costs of acquisition. Units of mine operating supplies are determined using a perpetual inventory system, units of gold in process are based on the amount of ore introduced into production, the expected recovery, and assay results, and units of final product are based on weighing the final product and assays results.

Mineral properties

(i) Property acquisition and mine development costs

Mining properties are recorded at cost of acquisition. Property acquisition costs include direct costs for the purchase of mine rights and title to land. Property option costs and property lease rentals are expensed. Mine development costs include expenditures incurred to develop new ore bodies, to define further reserves in existing ore bodies and to expand the capacity of operating mines. These costs are deferred commencing upon the completion of a bankable feasibility study, which demonstrates the existence of proven and probable reserves. Property acquisition costs and deferred mine development costs are amortized against earnings on the unit-of-production method, based on estimated recoverable amounts of metal, currently ounces of gold. Estimated recoverable amounts of metal include proven and probable reserves only.

Excluded from the amortization calculation are those mineral reserves that require additional capital costs in order to access them. The Company expenses start-up activities, including pre-production losses and organizational costs as incurred.

(ii) Capitalization of financing costs

Financing costs, including interest, are capitalized on the basis of expenditures incurred for the acquisition and development of projects, without restriction to specific borrowings for these projects. Financing costs are capitalized while the projects are actively being prepared for production, which occurs from the completion of a bankable feasibility study to the commencement of production. Capitalization is discontinued when the asset is ready for its intended use. No financing costs have been capitalized during the years ended December 31, 2001, 2000 and 1999.

(iii) Exploration costs

Exploration costs are charged against earnings as incurred. Significant costs related to exploration property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral property has development potential (which occurs upon completion of a bankable feasibility study detailing proven and probable reserves on the mineral property), the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(iv) Other costs

Other costs comprise patents, licenses, computer software and capital leases. These costs are recorded at the cost of acquisition and amortized over their estimated useful life as follows:

	Estimated useful life (years)
Patents, licenses and computer software	4
Capital leases	4-10

These costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties – (vi) Property evaluations.

(v) Land, buildings and equipment

Land, buildings and equipment are recorded at the cost of acquisition. Buildings and significant equipment, including the plant facility, whose life extends beyond the estimated life of the mines, are depreciated against earnings on the unit-of-production method. This method is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable mineral reserves). Minor equipment and those whose life does not extend beyond the estimated life of the mines are depreciated using the straight-line method, as follows:

	Estimated useful life (years)
Machinery	6-7
Minor installations	6-7
Furniture	10
Computer equipment	4
Transport equipment	6

(vi) Property evaluations

The Company annually reviews detailed engineering life-of-mine plans for each mine. Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Expected future undiscounted cash flows are calculated using estimated recoverable metals, specifically ounces of gold, in current operating mines (proven and probable mineral reserves), future sales prices (considering current and historical prices, price trends and related factors), operating costs, capital expenditures, reclamation and mine closure costs. Reductions in the carrying amount of long-lived assets, with a corresponding charge to earnings, are recorded to the extent that the estimated future undiscounted cash flows are less than the carrying amount.

The Company's estimates of future cash flows are subject to risks and uncertainties. It is possible that changes may occur which could affect the recoverability of the Company's long-lived assets.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(vii) Mineral reserve risks

If the Company were to determine that its mineral reserves and future cash flows should be calculated at a significantly lower gold price than the $280 per ounce price used at December 31, 2001, there would likely be a material reduction in the amount of gold mineral reserves. In addition, if the price realized by the Company for its gold products were to decline substantially below the price at which mineral reserves were calculated for a sustained period of time, the Company could experience material write-downs of its investment in its mineral properties.   Under any such circumstances, the Company might discontinue the development of a project or mining of a project at one or more of its properties or might temporarily suspend operations at a producing property and place that property in a "care and maintenance" mode. Mineral reserves could also be materially and adversely affected by changes in operating and capital costs and short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades and ore types.

Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, and other factors. Changes in the significant assumptions underlying future cash flow estimates, including assumptions regarding precious metals prices, may have a material effect on future carrying values and operating results.

Deferred stripping costs

Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open-pit mines ("overburden removal"), commonly referred to as "deferred stripping costs", are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold, in current operating mines (proven and probable mineral reserves). Amortization is charged to operating costs as gold is produced and sold, using a stripping ratio calculated as the ratio of total cubic meters to be moved to total gold ounces to be recovered over the life of mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic meter. The average cost per cubic meter is calculated using (i) actual costs of overburden incurred to date, with no reference to future expenditures and (ii) actual cubic meters of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of mine as gold is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

The stripping ratio for 2001, 2000 and 1999 in cubic meters of overburden to proven and probable ounces of gold was approximately 56:1, 51:1 and 55:1, respectively.

The amount of deferred stripping costs expensed during the year was approximately $11,239,700 (2000 – $8,444,600; 1999 – $11,215,500). These amounts are included in mining expenses on the consolidated statement of operations and deficit. Some mining companies expense stripping costs as incurred, which, if followed by the Company would result in greater volatility in year-to-year results of

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

operations. During 2001, 2000 and 1999, there were more stripping costs capitalized than amortized, due to the ratio of cubic meters of waste removed to total cubic meters to be removed over the life of the mine being higher than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs are lower than they would have been if actual stripping costs were expensed in the year they were incurred. If stripping costs had been expensed as incurred, operating costs would have increased by $3,315,900 in 2001 (2000 – $6,890,900; 1999 – $353,900).

The deferred stripping accounting described above, does not give rise to an increase or a decrease in ore grade extracted as compared to actual ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized.

Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties – (vi) Property evaluations.

Revenue recognition

Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer. Revenue from the sale of by-products such as silver and copper is credited against operating costs. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted upon final settlement with customers pursuant to the terms of sales contracts.

Restoration costs

Expenditures related to ongoing environmental activities are charged against earnings as incurred.

Restoration costs and related accruals are estimated based on environmental and regulatory requirements stated by the Spanish mine administration. Accrual of costs (on an undiscounted basis) commences on initiation of mine production and continues over the operating life of the mine. Restoration costs are accrued using the unit-of-production method, which is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable mineral reserves).

Restoration cost accruals of $225,400 (2000 – $191,200; 1999 – $188,600) were recorded in mining expenses in the consolidated statements of operations.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 13 to the consolidated financial statements. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to capital stock.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Grants receivable

Grants receivable relate to incentives provided by various Spanish government entities. The Company records these grants and incentives when government approval is received. The grants are recorded as a reduction of its mineral properties, to the extent that subsidized costs have been capitalized, or as a reduction of expenses. The capitalized grants are amortized to income on the same basis as the related mineral properties. Government approval is received after subsidized costs have been incurred.

Foreign currency translation

The United States dollar is the reporting and functional currency of the Company, and the Euro is the functional currency of its subsidiaries. Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated using exchange rates approximating those in effect when the transaction occurred. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred in the shareholders' equity section of the consolidated balance sheet in Cumulative foreign exchange translation adjustment.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income.

Income taxes

Effective January 1, 2000, the Company adopted the requirements of CICA Handbook Section 3465, Income Taxes ("CICA 3465"), which established new financial accounting standards for income taxes. Under CICA 3465, the liability method is used in accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. Under CICA 3465, if on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

Derivative financial instruments

The Company employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates. The Company does not hold financial instruments or derivative financial instruments for trading purposes.

Prior to October 24, 2000, net option premiums paid or received were deferred and included in the consolidated balance sheets as other assets or other liabilities. These items were recognized in earnings when the related hedged transactions occurred. In the event of early settlement of hedging transactions, gains or losses were deferred and recognized in earnings at the delivery dates originally designated. Where the underlying transactions were no longer expected to occur, with the effect that a hedge no longer existed, unrealized gains or losses were recognized in earnings at the point such determination was made *(see note 2)*.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

After October 24, 2000, the Company prospectively adopted the new accounting recommendations issued by the Emerging Issues Committee of The Canadian Institute of Chartered Accountants ("CICA") on the "Accounting by commodity producers for written call options." Under this basis of accounting, net premiums and the fair value of all call options written after October 24, 2000 are recognized in earnings. The adoption of this new accounting standard has no impact on the existing accounting policy on the Company's purchased put options and written call options because no net premium is received, the components of the combination of options are based on the same underlying commodity and have the same maturity date, and the notional amount of the written call option component is not greater than the notional amount of the purchased put option component.

Foreign currency derivative financial instruments are used to hedge the effects of exchange rate changes on identified foreign currency exposures. Items hedged by foreign currency contracts are translated at contract rates and gains or losses on these contracts are recorded as part of the related transactions, for which they are designated as hedges.

Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in sales revenue, while gains and losses realized on derivative financial instruments used to mitigate foreign exchange risk are recognized in financial revenues and expenses.

Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

4. RESTRICTED CASH

During 1997, the Company purchased land, which was recorded in Mineral properties and in Accounts payable and accrued liabilities. The vendor subsequently disputed the purchase price, which was based on an option purchase agreement, and pursuant to a court order, bank deposits of $338,500 (2000 – $324,100) were restricted in use. Once the dispute is resolved, these funds will be used to pay the remaining portion of the total purchase price of the land. Although the vendor is disputing the price, the Company believes no additional amounts will be required.

5. INVENTORIES

	2001 $	2000 $
Raw materials - stockpiled ore	1,810,600	545,200
Mine operating supplies	1,605,800	1,388,400
Gold in process	83,300	322,800
Final products	343,900	928,800
	3,843,600	3,185,200

Final products consist of gold dore and gold and copper concentrates.

6. GOVERNMENT GRANTS

At December 31, 2001, grants receivable of $1,834,000 (2000 – $1,903,100) comprise a grant from the Directorate-General of Regional Economic Incentives ("IFR") of $1,438,700 (2000 – $1,519,000) and other grants obtained for the development of environmental and technological projects totalling $395,300 (2000 – $384,100). In July 2002, the Company collected all amounts outstanding as at December 31, 2001.

As at December 31, 2001, all Government grants received were related to mine development and property, plant and equipment and are being amortized into income as follows *(see note 7 – Mineral Properties)*:

	December 31, 2000 $	Grants received / (amortized to income) $	Translation adjustment due to currency exchange $	December 31, 2001 $
Grants received				
OFICO grant	13,422,100	—	(709,900)	12,712,200
IFR grant	13,600,500	—	(719,400)	12,881,100
Other grants	2,037,200	506,100	(115,400)	2,427,900
Total grants received	29,059,800	506,100	(1,544,700)	28,021,200
Grants amortized to income				
OFICO grant	(4,759,100)	(1,477,800)	273,900	(5,963,000)
IFR grant	(5,762,100)	(1,337,200)	325,000	(6,774,300)
Other grants	(1,000,800)	(221,700)	56,300	(1,166,200)
Total grants amortized to income	(11,522,000)	(3,036,700)	655,200	(13,903,500)
Grants capitalized, net *(note 7)*	17,537,800	(2,530,600)	(889,500)	14,117,700

As at December 31, 2000, all Government grants received were related to mine development and property, plant and equipment, and are being amortized into income as follows *(see note 7 – Mineral Properties)*:

	December 31, 1999 $	Grants received / (amortized to income) $	Translation adjustment due to currency exchange $	December 31, 2000 $
Grants received				
OFICO grant	14,491,000	—	(1,068,900)	13,422,100
IFR grant	14,441,000	222,600	(1,063,100)	13,600,500
Other grants	1,854,100	316,600	(133,500)	2,037,200
Total grants received	30,786,100	539,200	(2,265,500)	29,059,800
Grants amortized to income				
OFICO grant	(3,950,100)	(1,089,700)	280,700	(4,759,100)
IFR grant	(5,161,400)	(971,800)	371,100	(5,762,100)
Other grants	(960,200)	(110,300)	69,700	(1,000,800)
Total grants amortized to income	(10,071,700)	(2,171,800)	721,500	(11,522,000)
Grants capitalized, net *(note 7)*	20,714,400	(1,632,600)	(1,544,000)	17,537,800

6. GOVERNMENT GRANTS (Continued)

No grants were recorded directly into income in 2001, 2000 and 1999 as they all related to mine development and property, plant and equipment.

Under a resolution of the Secretary of State for Energy and Mineral Resources ("OFICO") dated December 19, 1996, supplemented by another resolution dated December 30, 1997, the Company received a $12.7 million grant, which was collected in full in prior years. The grant was for expenditures related to the construction of the plant at El Valle and development of the El Valle project incurred from 1996 to 1999. The Company, through its wholly-owned subsidiary RNGM, S.A., undertook to create 260 employment positions before June 30, 2000, and to maintain them for three years from the hiring date. A request has been filed with the Spanish Ministry of Industry and Energy to modify this commitment. Based on applicable regulation and on historical experience with the Spanish Ministry of Industry and Energy, the Company expects the outcome of this request to have no impact on the consolidated financial statements. The maximum impact, if any, would be payment to OFICO of approximately $0.7 million. The Company has met all other obligations and anticipates the release of the guarantee related to this grant in July 2003.

As at December 31, 2001, all commitments related to the IFR grant, totalling $12.9 million, had been fulfilled, and related bank guarantees cancelled (*see note 10*).

7. MINERAL PROPERTIES

El Valle

In September 1996 the Company received a positive bankable feasibility study related to its El Valle property. Prior to receiving the bankable feasibility study, the Company expensed all exploration and development costs related to the property. Subsequent to its receipt, the Company capitalized further exploration and development costs. Construction of the plant started in the first quarter of 1997, and on February 25, 1998, the Company completed its first gold pour, officially commencing its operations.

Carlés

In February 1991, prior to the acquisition of RNGM, S.A. by the Company, RNGM, S.A. received a positive bankable feasibility study related to its Carlés property. Subsequent to the acquisition, the Company capitalized further exploration and development costs. In late 2000, the Company also officially commenced operations on this property, transporting ore to the El Valle plant.

Aguablanca

On July 5, 2001, the Company acquired, from Atlantic Copper, S.A. ("AC") 50% of the participation rights in a consortium with the Spanish State. The consortium is the holder of 100% of the mineral rights located in Huelva, Sevilla and Badajoz, Spain where the Aguablanca project is located. The Spanish State decided not to participate in working on these mineral rights, as a result, work on these properties shall be carried out 100% by the Company. As agreed between the Spanish State and the Company on July 5, 2001, consideration for working 100% of the mineral rights comprises variable payments, as described below. These acquisition agreements were made through the Company's wholly-owned subsidiary, RNR.

Prior to purchasing the participation rights, the Company performed their own assays on the site and determined that the Aguablanca project had economic potential, estimated to be equal to or greater than

7. MINERAL PROPERTIES (Continued)

the amount of the cost of purchase. At the date of purchase, the Company capitalized the acquisition costs in the amount of the fixed consideration.
.
Consideration for the purchase of 50% of the participation rights from AC was a) one payment of $4 million, of which $1.5 million had been paid as at December 31, 2001 and the remaining balance of $2.5 million is payable on April 30, 2003 and is included in Other long-term liabilities (*see note 11)*, b) variable payments over the life of the exploitation of the Aguablanca project, ranging from 0.0% (at nickel and copper prices below $3.25 and $0.73 per pound, respectively) to 3.5% (at nickel and copper prices above $4.54 and $0.73 per pound, respectively) of net smelter return, and c) variable payments of 1% of net smelter return, over the life of the exploitation of any other deposits found within the area of the mineral rights held by the consortium. The Company has the option, at any time, to terminate the variable payments described in b) and c) above by making a lump sum payment of $6 million to AC.

The Company is required to make variable payments to the Spanish State in exchange for the Spanish States' 50% working rights ranging from 0.5% (at nickel prices below $2.24 per pound) to 2.0% (at nickel prices above $3.51 per pound) of net smelter return.

In July 2002, the Company received a positive bankable feasibility study for the development of the open-pit portion of the Aguablanca project. All exploration costs prior thereto were expensed. The Company expects that the total capital cost of the Aguablanca project to be approximately $64 million (including VAT and necessary working capital), most of which, subject to finalization of smelter off-take agreement and financing, will be incurred in 2003 for the construction of a processing plant, where after operations are expected to officially commence.

Navelgas and Oscos

During 2000, the Company's exploration activity in Navelgas and Oscos, the only operations performed by the Company's wholly-owned subsidiary Naraval, was halted. All exploration costs associated with the exploration activity have been expensed as incurred and there are no capitalized costs. The Company believes that there are no further commitments or liabilities that result from the cessation of Navelgas and Oscos exploration activities.

7. MINERAL PROPERTIES (Continued)

As at December 31, 2001, mineral properties consisted of the following:

	December 31, 2000 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2001 $
Mine development				
Development	22,747,400	**6,496,600**	**(1,300,900)**	**27,943,100**
Other (a)	881,400	**129,300**	**(48,600)**	**962,100**
Total mine development	23,628,800	**6,625,900**	**(1,349,500)**	**28,905,200**
Land, buildings and equipment	34,662,600	**2,246,300**	**(1,867,200)**	**35,041,700**
Grants, net of amortization *(note 6)*	(17,537,800)	**2,530,600**	**889,500**	**(14,117,700)**
Accumulated depreciation and amortization	(12,855,300)	**(8,906,600)**	**813,900**	**(20,948,000)**
Total	27,898,300	**2,496,200**	**(1,513,300)**	**28,881,200**

(a) "Other" comprises patents, licenses, software and rights in leased assets.

As at December 31, 2000, Mineral properties consisted of the following:

	December 31, 1999 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2000 $
Mine development				
Development	21,747,300	2,579,100	(1,579,000)	22,747,400
Other (a)	769,900	166,700	(55,200)	881,400
Total mine development	22,517,200	2,745,800	(1,634,200)	23,628,800
Land, buildings and equipment	34,732,800	2,467,800	(2,538,000)	34,662,600
Grants, net of amortization *(note 6)*	(20,714,400)	1,632,600	1,544,000	(17,537,800)
Accumulated depreciation and amortization	(7,963,700)	(5,426,100)	534,500	(12,855,300)
Total	28,571,900	1,420,100	(2,093,700)	27,898,300

(a) "Other" comprises patents, licenses, software and rights in leased assets.

8. DEFERRED STRIPPING COSTS

Deferred stripping costs are comprised of the following:

	December 31, 2000 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2001 $
Deferred stripping costs	48,414,700	14,555,600	(2,779,600)	60,190,700
Accumulated depreciation and amortization	(22,447,900)	(11,239,700)	1,356,300	(32,331,300)
	25,966,800	3,315,900	(1,423,300)	27,859,400

	December 31, 1999 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2000 $
Deferred stripping costs	35,551,800	15,335,500	(2,472,600)	48,414,700
Accumulated depreciation and amortization	(15,029,400)	(8,444,600)	1,026,100	(22,447,900)
	20,522,400	6,890,900	(1,446,500)	25,966,800

9. OTHER ASSETS

Other assets are comprised of the following:

	2001 $	2000 $
Put/call program *(note 15)*	2,436,200	3,729,700
Long-term deposits and restricted investments	669,400	712,900
Deferred financing fees	1,197,500	1,329,700
	4,303,100	5,772,300

The "Put/call program" corresponds to the cost of the gold hedging entered into by the Company during 2000 with maturity dates beyond one year. The cost of gold hedges that mature in the short term is $1,096,300 as at December 31, 2001 (2000 – $1,181,000) and is included in Other current assets in the consolidated balance sheet.

Long-term deposits and restricted investments are bank accounts and investment funds restricted in use due to the existence of guarantees, which are related to restoration activities and fulfillment of grant conditions *(see note 6)*.

Deferred financing fees represent capitalized costs to obtain long-term debt. These costs are being amortized on a straight-line basis over the life of the underlying debt.

10. LOAN AGREEMENTS

On October 26, 2000, the Company entered into a credit agreement with Deutsche Bank and settled the remaining balance of the loans arranged in 1997 and 1998 with Standard Chartered Bank and several Spanish institutions. In addition, the Company settled the put/call options arranged on August 1, 1997, which resulted in a gain of $5.2 million. The gain is being brought into income at the same time the gold production, which was being hedged is recognized in income (*see notes 2 and 16*).

Within the credit agreement arranged with Deutsche Bank, the Company has the following facilities:

(a) Term Loan Facility - $19,000,000

This facility is broken into two tranches. Tranche I, being up to $11,306,000, was applied by RNGM, S.A., to repay the then outstanding loans granted by Standard Chartered Bank. Tranche II, being up to $7,694,000, of which $4,013,200 was applied by the Company towards the prepayment of the then outstanding loans granted to the Company by several Spanish banks. The remaining amount of $3,680,800 was applied to develop the El Valle and Carlés properties.

The interest rates for the advances are as follows: Tranche I - LIBOR US$ (London interbank offering rate) + 1.7% per annum and Tranche II - LIBOR US$ + 1.95% per annum for the period ending October 31, 2002, and LIBOR US$ + 2.93% per annum, thereafter.

The term facility is to be repaid as follows: 12.5% semi-annually (April and October), starting April 30, 2002, with the final payment on October 31, 2005. As at December 31, 2001, the amount payable in 2002 under this facility ($4,750,000) was included under current liabilities in the consolidated balance sheet.

(b) Term Loan Facility - $3,500,000

This facility represents advances to the Company to a limit of $3,500,000, to finance the expansion of the El Valle and Carlés projects. The interest rate for these advances is LIBOR US$ + 2.2% per annum. As at December 31, 2001, the full amount of the facility had been drawn down.

The Company is to make two instalment payments: $1,750,000 is due on October 31, 2005, and the remaining amount of $1,750,000 is due on October 31, 2006.

As part of the consideration for the term loan facility, the Company issued to Deutsche Bank 3,500 series A common share purchase options ("A Call Options") and 3,500 series B common share purchase options ("B Call Options"). Each Call Option entitles Deutsche Bank to subscribe for 500 common shares of the Company at an exercise price of US$1.00 per share.

The options are not to be listed on any stock exchange and are not being made available to the public for subscription.

The expiration date of the options is the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) in the case of the A Call Options and B Call Options, October 31, 2005 and 2006, respectively.

10. LOAN AGREEMENTS (Continued)

The proceeds of this facility were allocated between long-term debt and the A and B Call Options. The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 6.7% and average maturity of 5.5 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2001, calculated using the effective interest rate method, was $183,700 (2000 – nil).

(c) Current account credit facility - $4,000,000

On June 28, 2001, Deutsche Bank granted a new current account credit facility with a limit of $4,000,000 at an interest rate, which is tied to the 3-month LIBOR US$ + 2.20%. The amount drawn down against this facility amounted to $3,000,000 as at December 31, 2001. This credit facility is to be repaid in two equal instalments on October 31, 2005 and 2006. This credit facility was used to finance the acquisition and exploration of the mineral properties of the Aguablanca project.

As part of the consideration for the current account credit facility, the Company issued to Deutsche Bank 2,912 series A common share purchase options ("A Options") and 2,912 series B common share purchase options ("B Options"), and one exceptional A common share purchase option and one exceptional B common share purchase option. Each A and B Option entitles Deutsche Bank to subscribe for 1,000 common shares of the Company and the exceptional options allow for the subscription of 905 and 904 common shares, respectively. The exercise price in each case is US$0.687 per share. The other terms are the same as those prevailing for the options assigned to the $3,500,000 term loan facility.

The proceeds of this facility were allocated between long-term debt and the A and B Options. The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equalled the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 5.7% and average maturity of 4.8 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2001, calculated using the effective interest rate method, was $112,200.

On July 5, 2002, options issued to Deutsche Bank under the facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the options exercise, the Company repaid the principal amount owing under the facility.

10. LOAN AGREEMENTS (Continued)

(d) Standby Working Capital Facility - $1,500,000

Working capital advances shall be made to the Company by Deutsche Bank, to a limit of $1,500,000, at any time during the loan commitment period, when requested by the Company by means of a drawdown notice. The advance shall be a minimum amount of $1,000,000 with additional amounts in multiples of $100,000. The interest rate for the advances is LIBOR US$ + 1.8% per annum.

Amounts shall be repaid in full on the last day of the interest period relating to each standby working capital advance. This loan is renewable on a revolving basis with a final maturity on October 26, 2004. As at December 31, 2001, $1,500,000 had been drawn down on this loan.

(e) Guarantee Facility

The Company has been provided two guarantees: (1) the IFR Guarantee, and (2) the Hedging Guarantee.

The IFR Guarantee, in the maximum amount of €2,319,906, was to be used to secure/discharge obligations of the Company to the "Direction General de Politica Sectorial" of the Spanish Ministry of Economy in relation to the IFR subsidy. This guarantee was cancelled in December 2001 as the Company complied with the conditions established for the granting of this subsidy.

The Hedging Guarantee (provided by Deutsche Bank in relation to the hedging program contracted with its subsidiary Deutsche Bank A.G. London), in the maximum amount of $30,000,000, shall guarantee certain of the liabilities of the Company under the put/call program, on terms and subject to conditions set out therein.

Under this credit agreement, the Company is required to fulfill certain obligations, which are summarized below:
- The Company is required to submit information to Deutsche Bank, including most notably operating forecasts, financial reports and details of investments made.
- The Company is required to comply with current legislation in force and arrange of adequate risk hedging on a timely basis.
- There is a commitment by the Company not to undertake, without prior approval, actions such as changing its corporate purpose, granting loans to third parties or abandoning areas being mined.
- The Company is required to comply, at certain times throughout the years, with agreements and financial ratios, mainly associated with the debt and interest coverage. This is to be done through the cash flows generated by the Company over the lives of the El Valle and Carlés properties, and of minimum proven and probable reserves of gold ounces relating to these mines.

As at December 31, 2001, it is the Company's understanding that all these obligations have been fulfilled.

All the financing granted by Deutsche Bank are secured by the assets and shares of RNGM, S.A. (gold assets) and specifically secured by mortgages on the El Valle and Carlés mineral properties.

10. LOAN AGREEMENTS (Continued)

Loan agreements schedule at December 31, 2001:

	Currency	Maturity	US$ Outstanding	
			Short-term $	Long-term $
Project finance/mortgage loans				
Deutsche Bank (3)	US$	October 31, 2006	**6,250,000**	**18,812,900**
Deutsche Bank	Euros	(see (1) below)	**325,500**	**—**
Industrial and Technological Development Center (2)	Euros	May 31, 2006	**14,900**	**111,200**
Ministry of Science and Technology (2)	Euros	October 31, 2011	**—**	**105,900**
Bankinter	Euros	(see (1) below)	**1,092,800**	**—**
Caja Rural de Almeria y Málaga	Euros	(see (1) below)	**583,900**	**—**
Caja Castilla la Mancha	Euros	(see (1) below)	**838,300**	**—**
Bansaleasing	Euros	November 4, 2004	**77,100**	**147,700**
Banco Bilbao Vizcaya Argentaria, S.A.	Euros	July 5, 2004	**35,000**	**50,300**
Accrued interest payable	Euros		**397,200**	**—**
			9,614,700	**19,228,000**

Except for the loans from the Industrial and Technological Development Center ("CDTI") and the Ministry of Science and Technology, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 0.5% to 2.20%.

(1) These loans mature upon the collection of VAT or grants.
(2) These loans are used to finance research projects to be performed by the Company.
(3) The short-term portion of this debt includes $4,750,000, which is the current portion of long-term debt and the standby working capital facility amount of $1,500,000 included in Short term bank indebtedness.

The Company has another credit facility granted by Caja Castilla La Mancha with a limit of $2,118,700 that was not drawn down as at December 31, 2001. If this credit facility is drawn down, it will mature upon the collection of VAT.

10. LOAN AGREEMENTS (Continued)

Loan agreements schedule at December 31, 2000:

	Currency	Maturity	US$ Outstanding	
			Short-term $	Long-term $
Project finance/mortgage loans				
Deutsche Bank (4)	US$	October 31, 2006	—	21,527,100
Bankinter	Euros	(see (5) below)	1,205,800	—
Caja Rural de Almeria y Málaga	Euros	(see (5) below)	627,700	—
Bansaleasing	Euros	November 4, 2004	126,200	243,700
Accrued interest payable	Euros		378,900	—
			2,338,600	21,770,800

These debts with credit institutions bear interest rates of LIBOR US$ or MIBOR plus an interest differential that varies between 0.5% and 2.25%.

(4) As at December 31, 2000, only the term loan facility had been drawn down.
(5) These loans mature upon the collection of VAT or grants.

The required principal repayments of the Company on its long and short-term debt are as follows:

Year	Balance $
2002	9,614,700
2003	4,894,300
2004	4,867,200
2005	7,078,400
2006 and thereafter	2,388,100
	28,842,700

As at December 31, 2001, the Company has provided bank guarantees to certain governmental institutions and entities in Spain totalling approximately $23,089,700 (2000 – $34,725,800). Of this amount, $1,828,600 (2000 – $1,556,300) relates to reclamation guarantees, $16,608,300 (2000 – $32,954,600) relates to guarantees issued as security to allow the Company to collect certain government grants *(see note 6)*, $4,449,200 relates to the financing from Deutsche Bank, and $203,600 (2000 – $214,900) relates to other items.

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2001 $	2000 $
Provision for site restoration	591,800	390,400
Due to Atlantic Copper, S.A. *(note 7)*	2,500,000	—
Ministry of the Economy	212,600	—
	3,304,400	390,400

The Company has estimated future site restoration obligations, which it believes will meet current regulatory requirements, of $2,113,700 (including the $591,800 already accrued). The Company expects to spend $1.2 million within the next 5 years. Future changes, if any, in regulations and cost estimates may be significant and will be recognized when known.

In 2001, RNR was granted $212,600 by the Ministry of the Economy in relation to the Aguablanca project. This grant will be reimbursed if there are positive results on the Aguablanca project. As the Company has received a positive bankable feasibility study on the Aguablanca project in 2002, the total grant received has been recorded as a liability.

12. SHARE CAPITAL

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

Details of issued and outstanding shares are as follows:

	2001		2000		1999	
	Shares	Amount $	Shares	Amount $	Shares	Amount $
Common shares						
Balance, beginning of year	64,922,310	79,262,100	63,457,310	77,119,400	52,716,092	67,118,900
Issuance of cash						
Rights offering/private placements, net of costs	128,507	184,200	1,465,000	2,142,700	10,741,218	10,000,500
Balance, end of year	65,050,817	79,446,300	64,922,310	79,262,100	63,457,310	77,119,400

In March 2001, Barrick Gold Corporation subscribed for 128,507 additional shares issued by the Company at a price of CDN$2.25 per share. The gross proceeds from the offering totalled US$184,700, of which US$184,200 was received by the Company.

On January 19, 2000, the Company issued 1,345,000 common shares at a price of CDN$2.25 per share. These shares were subscribed for by Barrick Gold Corporation, pursuant to the January 25, 2000 Naraval agreement, which was terminated in December 2000. The gross proceeds for the placement totalled CDN$3,026,250 (US$2,050,000) which resulted in net proceeds to the Company of US$2,018,500. In 1998, the Board of Directors approved the issuance, which was finally made in 2000, of an additional 120,000 common shares at a price of CDN$1.50 for the purchase of the Estalaya gold mineral rights. The cost of the Estalaya gold mineral rights were expensed.

12. SHARE CAPITAL (Continued)

In November 1999, 10,701,218 common shares were issued by private placement at a price of CDN$1.45 per share. The gross proceeds from this issue totalled CDN$15,516,766 of which CDN$14,825,890 (US$9,939,680) was received by the Company. An additional 40,000 common shares were offered to shareholders in 1999 at a price of CDN$2.65 per share. The gross proceeds from the offering totalled US$70,172, of which US$60,820 was received by the Company.

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at December 31, 2001 were exercised or converted:

	Number of shares
Common shares outstanding at December 31, 2001	65,050,817
Options to purchase common shares	
Employee Stock Option Plan	5,709,300
Share purchase options related to debt	9,325,809
	80,085,926

13. EMPLOYEE STOCK OPTIONS

On November 5, 1996, the Board of Directors approved a new employee stock option plan (the "1996 ESOP"). Under this plan, the Board of Directors, or a committee appointed for such purpose, may from time to time grant to directors, officers and employees of, or consultants to the Company, any parent of the Company, or any subsidiary of the Company (collectively, "Eligible Personnel") options to acquire common shares in such numbers, for such term, at such exercise price and with such other terms not inconsistent with the provisions of the 1996 ESOP.

Under the 1996 ESOP, the option exercise price may be not less than the closing price on The Toronto Stock Exchange on the day prior to the date of grant. The option term may not exceed ten years. Options granted under the 1996 ESOP are non-transferable and, in the case of non-statutory options, terminate on the holder's ceasing to be an employee or director of the Company or any of its affiliates. In the case of incentive stock options, they terminate no less than three and not more than 12 months after termination of employment as determined by the Board. The maximum number of common shares which may be reserved for issue under the 1996 ESOP is 7,000,000 and, as at December 31, 2001, none of these options had been exercised. The maximum number of common shares, which may be subject to option to any one Eligible Personnel, may not exceed 5% of the number of issued and outstanding common shares at the time of the grant of any option. Options issued have vesting periods, which are determined by the Board or a committee appointed by the Board.

In June 1994, the Board of Directors had previously approved the 1994 employee stock option plan (the "1994 ESOP"), with the same terms and conditions as the above mentioned 1996 ESOP. The maximum number of common shares, which may be reserved for issue under the 1994 ESOP is 3,000,000, of which 808,700 have been issued upon exercise of options as at December 31, 2001.

13. EMPLOYEE STOCK OPTIONS (Continued)

The following is a continuity schedule of options outstanding:

	2001		2000		1999	
	Number of options	**Weighted ave. exercise price**	**Number of options**	**Weighted ave. exercise price**	**Number of options**	**Weighted ave. exercise price**
Balance, beginning of year	**4,241,300**	**CDN$1.80**	4,236,300	CDN$3.01	4,226,300	CDN$3.11
Granted	**2,131,000**	**CDN$0.65**	80,000	CDN$1.80	135,000	CDN$0.87
Exercised	**—**	**—**	—	—	—	—
Expired	**(663,000)**	**CDN$1.68**	(75,000)	CDN$3.76	(125,000)	CDN$4.17
Repricing effect	**—**	**—**	—	(CDN$1.17)	—	—
Balance, end of year	**5,709,300**	**CDN$1.38**	4,241,300	CDN$1.80	4,236,300	CDN$3.01

In June 2000, all options with an exercise price in excess of CDN$2.00, amounting to 3,100,000 options, were re-priced such that their new exercise price was CDN$2.00 per share. The new exercise price of CDN$2.00 was in excess of the market price of the Company's common shares on the day the options were re-priced.

Stock options outstanding as at December 31, 2001 are summarized as follows:

	Number of options outstanding	Number of options vested	Exercise price range CDN$	Weighted-average exercise price CDN$	Weighted-average remaining life Years
Directors	620,000	206,670	$0.60 to $0.79	$0.72	4.3
	216,300	216,300	$1.00 to $1.19	$1.12	3.6
	100,000	100,000	$1.80 to $1.99	$1.95	2.5
	1,540,000	1,540,000	$2.00 to $2.19	$2.00	5.2
	2,476,300	2,062,970		$1.60	4.7
Officers	280,000	93,332	$0.60 to $0.79	$0.63	4.2
	225,000	225,000	$1.00 to $1.19	$1.15	2.5
	375,000	375,000	$2.00 to $2.19	$2.00	4.4
	880,000	693,332		$1.35	3.8
Other employees	175,000	58,334	$0.40 to $0.59	$0.55	2.7
	1,028,000	342,669	$0.60 to $0.79	$0.63	3.3
	85,000	85,000	$0.80 to $0.99	$0.80	3.2
	225,000	225,000	$1.00 to $1.19	$1.15	1.7
	55,000	36,667	$1.80 to $1.99	$1.80	3.1
	785,000	785,000	$2.00 to $2.19	$2.00	4.9
	2,353,000	1,532,670		$1.16	3.6
Grand total	**5,709,300**	**4,288,972**		**$1.38**	**4.1**

Of the total number of options reflected in the foregoing table, 1,726,300 relate to the 1994 ESOP and 3,983,000 relate to the 1996 ESOP.

14. TAXES

The Company's operations are conducted through its wholly-owned subsidiaries RNGM, S.A., RNR and Naraval, which are subject to income taxes in Spain, including most notably VAT. VAT inspections are carried out by the tax authorities on an annual basis relating to VAT refunds, and no matters that might affect the recoverability of these balances have been identified to date. As at December 31, 2001, the Company has recorded $2,675,400 (2000 – $2,106,900) as VAT and other taxes receivable, of which $2,442,300 (2000 – $2,075,800) correspond to VAT exclusively.

Significant components of the Company's future tax assets as at December 31, 2001 and 2000 are as follows:

	2001 $	2000 $
Future tax assets		
Tax value of mineral properties exceeding accounting value	**10,171,400**	9,482,800
Non capital loss carryforwards		
Canada	**2,523,900**	2,396,000
Spain	**2,539,300**	2,359,200
Share issue costs	**114,100**	199,000
Total future tax assets	**15,348,700**	14,437,000
Valuation allowance for future tax assets	**(15,348,700)**	(14,437,000)
Net future tax assets	**—**	—

The Company has available $7,255,200 (2000 – $6,740,600) of net operating tax loss carryforwards reported from its Spanish operations and incurred from 1998 to 2001 that expire in fifteen years from the date incurred. In addition, the Company has $6,538,600 (2000 – $6,207,300) of net operating tax loss carryforwards reported from its Canadian operations and incurred from 1995 to 2001 that expire in seven years from the date incurred.

Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards and other tax assets, the Company has recorded a valuation allowance for the full amount of the future tax assets.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) is as follows:

	2001 $	2000 $	1999 $
Income taxes at statutory rates	**(1,433,800)**	(2,859,300)	(2,087,400)
Expenses not deductible for tax purposes	**678,300**	1,636,100	1,678,600
Variation in net future tax assets			
valuation allowance	**911,700**	1,488,100	722,800
Foreign tax rate differentials	**31,400**	108,600	80,600
Share issuance costs deductible for tax purposes	**(187,600)**	(373,500)	(394,600)
	—	—	—

15. DERIVATIVE FINANCIAL INSTRUMENTS

The return on the Company's investments will depend on fluctuations in gold and other commodity prices and exchange rates, and on the put/call program and other hedging transactions arranged by the Company to mitigate these risks.

On October 26, 2000, the Company settled all its then existing put and call options and contracted a put/call structure to partially cover market and exchange rate risks for the period of the new credit agreement with Deutsche Bank (*see notes 2 and 10*). On settlement of its then existing put and call options, the fair value was $5,134,900. This amount was applied to the new put/call structure and represents the net premium associated with such structure.

The detail by maturity year of the gold put/call options cancelled in October 2000, as at the day of the cancellation, was as follows:

	2000	2001	2002	Total
Purchase of US$/oz put options				
Ounces	12,500	55,000	55,000	122,500
Exercise price	US$315/oz	US$315/oz	US$315/oz	US$315/oz
Sale of US$/oz call options				
Ounces	8,500	38,500	38,500	85,500
Exercise price	US$395/oz	US$395/oz	US$395/oz	US$395/oz

The detail of the transactions relating to the new structure outstanding as at December 31, 2001, is as follows:

Transaction	Term	Total ounces	Exercise price/ounce
Purchase of put options	2002-2006	111,094	US$280/ounce
Purchase of put options	2002-2006	362,024	€300/ounce
Sale of call options	2002-2006	79,022	US$365/ounce
Sale of call options	2002-2006	248,944	€405/ounce

During 2001, the Company exercised put options totalling 84,311 ounces of gold (39,334 ounces in 2000 including forward contracts exercised) at the prices stated in the following table:

Maturity date	Total ounces	Exercise price/ounce	Spot price/ounce
June 2001	23,429	€300/ounce	€295.94/ounce
June 2001	30,441	US$280/ounce	US$265.66/ounce
December 2001	30,441	US$280/ounce	US$274.19/ounce

In May 2002, the Company purchased 58,244 US$/ounce call options with maturity in 2003 and subsequent years, with an acquisition cost of $1.1 million.

15. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

As at December 31, 2001, the detail of the net premium, as defined above, is as follows:

	December 31, 2000 $	Charged to expenses $	Transfers $	Translation adjustment due to currency exchange $	December 31, 2001 $
Other current assets	1,181,000	(1,135,600)	1,113,000	(62,100)	1,096,300
Other assets	3,729,700	—	(1,113,000)	(180,500)	2,436,200
	4,910,700	(1,135,600)	—	(242,600)	3,532,500

Also, on June 26, 2001, the Company entered into an additional hedging contract consisting of the forward sale of 14,255 ounces of gold in the period 2002-2006 at $300.98 per ounce.

In order to minimize the effect of exchange rate fluctuations, the Company has signed various foreign exchange contracts. At December 31, 2001, the put and call option contracts in force at the Company were as follows:

Transaction	Maturity date	Hedged amount in US$	Exercise price
Purchase of call option on Euros in exchange for US dollars	January 2002	1,500,000	€1.0142/$
Purchase of call option on Euros in exchange for US dollars	February 2002	1,500,000	€1.0142/$
		3,000,000	
Sale of a put option on Euros in exchange for US dollars	January 2002	1,500,000	€1.0398/$
Sale of a put option on Euros in exchange for US dollars	February 2002	1,500,000	€1.0398/$
		3,000,000	

These contracts impact the proceeds of future gold sales and will be recognized at the time of such sales.

The Company recorded losses of $1,755,900 in 2001 (2000 − $3,750,400; 1999 − $3,884,000) with respect to its foreign exchange contracts, which are included as Gold sales in the consolidated statements of operations and deficit. The loss represents the difference between the spot price of the foreign currency at the date of closing out the contract, as compared to the contracted foreign exchange rate.

15. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Fair value of derivative financial instruments

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price.

The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

The following table presents the fair value of derivative financial instruments at December 31, 2001:

	Book value $	Fair value $	2001 Fair value under book value $
Held for asset-liability management purposes			
Premium paid/(received)			
Purchased put options (US$280/ounce)	1,819,300	1,458,700	(360,600)
Purchased put options (€300/ounce)	5,530,700	3,673,600	(1,857,100)
Written call options (US$365/ounce)	(501,300)	(454,800)	46,500
Written call options (€405/ounce)	(3,316,200)	(2,213,500)	1,102,700
Total value	**3,532,500**	**2,464,000**	**(1,068,500)**

In addition, the fair value of the gold forward contracts entered into by the Company in June 2001 is a potential loss of $125,200, and the fair value of the foreign exchange put and call options is a potential loss of $255,200.

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (restated)

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP, as described below. The disclosure of Canadian to U.S. GAAP differences within the notes has been amended and the reconciliation of U.S. GAAP amounts as originally reported to the restated U.S. GAAP amounts is set out in note 16 (i).

(a) Derivative financial instruments

The Company uses option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended,

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

The Company has not implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133. As a result, for the year ended December 31, 2001 the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective risk management tool and an economic hedge of its future gold sales.

Accordingly, for purposes of reconciling to U.S. GAAP, the Company recorded a charge to income of $2,354,700 in the year ended December 31, 2001. The charge to income of $2,354,700 recorded in the year ended December 31, 2001, represents the change in fair value of the Company's remaining derivative financial instruments between the beginning and the end of the year. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP.

Upon adoption of FAS 133, the Company recorded a net cumulative adjustment to other comprehensive loss of $3,957,200 as at January 1, 2001. This adjustment includes an amount which represents the negative fair value of the purchased put and written call options outstanding as at January 1, 2001 of $657,200. Of this amount, $1,563,000 reversed through income during 2001, and the remaining unrealized gain of $905,800 will reverse through income from 2002 to 2006. In addition, the net cumulative adjustment to other comprehensive loss includes a separately recorded deferred gain on settlement of a past put and call option structure of $4,614,400 *(see note 2)*. Of this amount, $2,307,200 reversed through income during 2001 and the remaining unrealized gain of $2,307,200 will reverse through income during 2002. The Company's derivative financial instruments were limited to purchase put and written call options on future gold sales. These derivative financial instruments were designated in a hedging relationship that addressed the cash flow exposure of forecasted gold sales, therefore the transition adjustment has been recorded as a cumulative adjustment to other comprehensive loss.

(b) Mineral properties

In accordance with Statement of Financial Accounting Standards No. 121 ("FAS 121"), project financing costs are excluded from the evaluation of mineral properties (excluding exploration costs) for impairment purposes. In addition, under U.S. GAAP, if assets are determined to be impaired, a reduction in the carrying amount to estimated fair value is required in accordance with FAS 121. Application of FAS 121 had no impact on the recoverability of mineral properties. Under Canadian GAAP, mineral properties are evaluated for impairment using future undiscounted cash flows *(see note 3 Mineral Properties (vi))*.

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c) Comprehensive income

U.S. GAAP requires the disclosure of all components of comprehensive income. Comprehensive income is defined as the change in shareholders' equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

As noted in the table below, the Company recorded cumulative translation adjustments ("CTA") in comprehensive income. CTA arises from the translation of its Spanish subsidiaries for which the functional currency is the Euro to the Company's reporting currency in U.S. dollars. In addition, the Company recorded a cumulative adjustment to comprehensive income at January 1, 2001 for the change in derivative financial instrument accounting.

(d) The following tables presents net loss, comprehensive loss and loss per share information following U.S. GAAP:

	2001 $	2000 $	1999 $
Net loss under Canadian GAAP	**(3,714,500)**	(7,407,500)	(5,407,900)
Adjustments			
Derivative financial instruments (a)	**(2,354,700)**	—	—
Net loss under U.S. GAAP	**(6,069,200)**	(7,407,500)	(5,407,900)
Other comprehensive income (loss)			
Foreign currency translation	**(1,831,000)**	(2,998,400)	(6,469,100)
Cumulative adjustment at January 1, 2001 for the change in derivative financial instrument accounting (a)	**3,957,200**	—	—
Derivative financial instruments realized in net income (loss) (a)	**(744,200)**	—	—
	1,382,000	(2,998,400)	(6,469,100)
Comprehensive loss under U.S. GAAP	**(4,687,200)**	(10,405,900)	(11,877,000)
Loss per common share under U.S. GAAP			
Basic and fully diluted	**(0.07)**	(0.11)	(0.10)

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e) The following table indicates the significant items in the consolidated balance sheet that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	December 31, 2001			
	Canadian GAAP $	Derivative financial instruments (b) $	Foreign currency translation (d) $	U.S. GAAP $
Other current assets	1,489,300	(363,700)	—	1,125,600
Other assets	4,303,100	(693,000)	—	3,610,100
Accounts payable and accrued liabilities	(12,750,900)	(255,200)	—	(13,006,100)
Current portion of deferred revenue	(2,307,200)	2,307,200	—	—
Other long-term liabilities	(3,304,400)	(137,000)	—	(3,441,400)
Deficit	39,047,700	2,354,700	—	41,402,400
Accumulated other comprehensive (income) loss	—	(3,213,000)	14,115,700	10,902,700
Cumulative foreign exchange translation adjustment	14,115,700	—	(14,115,700)	—

There would be no differences in the consolidated balance sheet line items as at December 31, 2000 under U.S. GAAP.

(f) There would be no differences in the consolidated statement of cash flows for each of years in the three-year period ended December 31, 2001 under U.S. GAAP.

(g) Stock-based compensation

Until the issue of Section 3870 of the CICA Handbook dated November 13, 2001, which establishes standards for the recognition, measurement and disclosure of stock-based compensation, the Company did not recognize, in income, the cost of stock-based compensation under Canadian GAAP. Therefore, as at December 31, 2001, the Company did not record any compensation cost in connection with its stock option plans (*see note 13)*. The recommendations require companies to adopt Section 3870 for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption.

For purposes of the pro forma disclosures required by Statement of Financial Accounting Standards ("FAS") No. 123 under U.S. GAAP, the fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal 2001, 2000 and 1999: 5.0, 5.0 and 8.2 years expected term, respectively, 92% volatility, 5.0% interest rate and an expected dividend yield of 0% since no dividend payments were made.

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The total pro forma fair value of options granted in each of the years in the three year period ended December 31, 2001 was as follows:

	Pro forma fair value of options granted $
Options granted in year ended	
December 31, 1999	64,700
December 31, 2000	72,800
December 31, 2001	**654,700**

In June 2000, the Company's shareholders approved the re-pricing of all stock options with an exercise price greater than CDN$2.00, to a price of CDN$2.00. For purposes of U.S. GAAP, the stock options re-priced are accounted for as a variable award from the date of the re-pricing to the date the options are exercised, forfeited or expired. As the stock price was below CDN$2.00 per share from the re-pricing date to December 31, 2001, no compensation expense has been recorded. For purposes of pro forma disclosures, the Company recognized the additional expense upon re-pricing, which is equal to the difference between the value of the original options on the date of re-pricing and the value of the new re-priced options on the date of re-pricing. The additional expense of $221,400 was recorded in the second quarter of 2000 for purposes of pro forma disclosures.

For purposes of Canadian GAAP, the re-pricing of the stock options has no accounting consequences. For purposes of U.S. GAAP, the estimated fair value of the options is amortized over the options' vesting period. Under U.S. GAAP, the cost of stock-based compensation for the years ended December 31, 2001, 2000 and 1999 would be $464,200, $401,300 and $596,000, respectively. The resulting pro forma net loss and loss per share is as follows:

	2001 $	2000 $	1999 $
Pro forma net loss attributable to common shareholders	**(6,533,400)**	(7,808,800)	(6,003,900)
Pro forma net loss per common share	**(0.10)**	(0.12)	(0.11)

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h) New accounting standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards

In September 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

In November 2001, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" ("CICA 3870"). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for stock-based compensation paid to employees and to directors in their capacity as directors. For all employee and director option plans not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is required. The new standard only applies to awards granted on or after January 1, 2002.

U.S. GAAP standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". These standards reflect the same accounting requirements as CICA 1581 and CICA 3062, respectively.

In addition, during 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143") and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144").

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002. Although the Company is currently reviewing FAS 143, the impact, if any, of this pronouncement on its consolidated financial statements has not been determined.

FAS 144, which supersedes FAS 121, is effective for fiscal years beginning after December 15, 2001. FAS 144 provides guidance on differentiating between assets held for sale and held for disposal other than by sale. Consistent with FAS 121, FAS 144 continues to require the same approach for recognizing and measuring the impairment of assets to be held and used.

In addition, in July 2002, FASB issued Statement 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)." The principal difference between this Statement and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit costs as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. There is no significant impact of this statement on the Company's consolidated financial statements.

(i) Restatement of U.S. GAAP information

As described in note 2 to the consolidated financial statements, the SEC provided a number of comments and queries on the financial statements, many in relation to the U.S. GAAP – Canadian GAAP reconciliation note. In conjunction with the re-audit of the consolidated financial statements a number of changes to the U.S. GAAP information in note 16 was required.

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the restatements, changes in accounting policies and reclassifications in regards to the U.S. GAAP information are as follows:

	December 31, 2001							
	As originally reported	**Put and call contracts (*)**	**Revenue recognition (*)**	**Exploration costs (*)**	**Foreign currency translation (*)**	**Other comparative amounts (*)**	**Restatements (**)**	**As restated**
	$	$	$	$	$	$	$	$
Consolidated statements of operations:								
Operating revenues	32,787,000	2,307,200	272,000	—	—	(1,410,200)	—	33,956,000
Operating expenses	(30,017,800)	—	—	(2,985,900)	—	(326,500)	—	(33,330,200)
Financial revenues and expenses	(4,610,200)	—	—	—	(1,466,800)	1,736,700	—	(4,340,300)
Net loss under Canadian GAAP	**(1,841,000)**	**2,307,200**	**272,000**	**(2,985,900)**	**(1,466,800)**	**—**	**—**	**(3,714,500)**
Net put/call program premium	(1,899,000)	—	—	—	—	—	1,107,300	(791,700)
Unrealized foreign exchange gain (loss) on translation of long-term debt	(1,466,800)	—	—	—	1,466,800	—	—	—
SAB 101 revenue recognition	272,000	—	(272,000)	—	—	—	—	—
Exploration costs	(2,215,000)	—	—	2,985,900	—	—	(770,900)	—
Net loss under U.S. GAAP	**(7,149,800)**	**2,307,200**	**—**	**—**	**—**	**—**	**336,400**	**(4,506,200)**
Net loss per share – basic and fully diluted	(0.11)	0.03	—	—	—	—	0.01	(0.07)
Consolidated statements of cash flows:								
Cash provided by operating activities	3,699,600	—	—	—	—	(4,488,500)	(128,000)	(916,900)
Cash used in investing activities	(11,932,000)	—	—	—	—	5,857,000	128,000	(5,947,000)
Cash provided by financing activities	7,989,300	—	—	—	—	(1,975,600)	—	6,013,700
Foreign exchange gain (loss) on cash held in foreign currency	(113,800)	—	—	—	—	607,100	—	493,300
Net increase (decrease) in cash during the year	(356,900)	—	—	—	—	—	—	(356,900)

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	December 31, 2000							
	As originally reported $	**Put and call contracts (*)** $	**Revenue recognition (*)** $	**Exploration costs (*)** $	**Foreign currency translation (*)** $	**Other comparative amounts (*)** $	**Restatements (**)** $	**As restated** $
Consolidated statements of operations:								
Operating revenues	27,455,300	559,300	160,000	—	—	(3,769,300)	—	24,405,300
Operating expenses	(27,959,800)	—	—	(1,918,500)	—	53,600	—	(29,824,700)
Financial revenues and expenses	(4,281,600)	(5,173,700)	—	—	3,751,500	3,715,700	—	(1,988,100)
Net loss under Canadian GAAP	**(4,786,100)**	**(4,614,400)**	**160,000**	**(1,918,500)**	**3,751,500**	**—**	**—**	**(7,407,500)**
Net put/call program premium	830,000	—	—	—	—	—	(830,000)	—
Unrealized foreign exchange gain (loss) on translation of long-term debt	3,751,500	—	—	—	(3,751,500)	—	—	—
SAB 101 revenue recognition	230,000	—	(160,000)	—	—	—	(70,000)	—
Exploration costs	(2,392,000)	—	—	1,918,500	—	—	473,500	—
Net loss under U.S. GAAP	**(2,366,600)**	**(4,614,400)**	—	**—**	**—**	**—**	**(426,500)**	**(7,407,500)**
Net loss per share – basic and fully diluted	(0.04)	(0.07)	—	—	—	—	(0.00)	(0.11)
Consolidated statements of cash flows:								
Cash provided by operating activities	1,133,700	(5,173,900)	—	—	—	(5,393,500)	1,427,000	(8,006,700)
Cash used in investing activities	(15,918,000)	5,173,900	—	—	—	10,518,300	(1,427,000)	(1,652,800)
Cash provided by financing activities	11,852,400	—	—	—	—	(5,921,300)	—	5,931,100
Foreign exchange gain (loss) on cash held in foreign currency	(612,300)	—	—	—	—	796,500	—	184,200
Net increase (decrease) in cash during the year	(3,544,200)	—	—	—	—	—	—	(3,544,200)

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	As originally reported $	Put and call contracts (*) $	Revenue recognition (*) $	Exploration costs (*) $	Foreign currency translation (*) $	Other comparative amounts (*) $	Restatements (**) $	As restated $
December 31, 1999								
Consolidated statements of operations:								
Operating revenues	31,705,200	—	(186,000)	—	—	(3,883,900)	—	27,635,300
Operating expenses	(28,006,600)	—	—	(1,143,200)	—	278,700	—	(28,871,100)
Financial revenues and expenses	(5,877,200)	—	—	—	(1,900,100)	3,605,200	—	(4,172,100)
Net loss under Canadian GAAP	**(2,178,600)**	**—**	**(186,000)**	**(1,143,200)**	**(1,900,100)**	**—**	**—**	**(5,407,900)**
Net put/call program premium	—	—	—	—	—	—	—	—
Unrealized foreign exchange gain (loss) on translation of long-term debt	(1,027,000)	—	—	—	1,900,100	—	(873,100)	—
SAB 101 revenue recognition	(615,000)	—	186,000	—	—	—	429,000	—
Exploration costs	(951,000)	—	—	1,143,200	—	—	(192,200)	—
Net loss under U.S. GAAP	**(4,771,600)**	**—**	**—**	**—**	**—**	**—**	**(636,300)**	**(5,407,900)**
Net loss per share – basic and fully diluted	(0.09)	—	—	—	—	—	(0.01)	(0.10)
Consolidated statements of cash flows:								
Cash provided by operating activities	5,967,100	—	—	—	—	(4,118,800)	(154,800)	1,693,500
Cash used in investing activities	(6,875,000)	—	—	—	—	6,065,000	154,800	(655,200)
Cash provided by financing activities	2,101,700	—	—	—	—	(2,528,700)	—	(427,000)
Foreign exchange gain (loss) on cash held in foreign currency	(1,121,100)	—	—	—	—	582,500	—	(538,600)
Net increase (decrease) in cash during the year	72,700	—	—	—	—	—	—	72,700

(*) See description of these changes in note 2.
(**) Restatements have been made to the originally reported consolidated statements of operations and cash flow information under U.S. GAAP. Significant restatements are as follows:

(i) Consolidated statements of operations:

a) Net put/call program premium: In the originally reported 2001 consolidated statements of operations under U.S. GAAP the effect of forward gold sales contracts and foreign exchange put/call contracts had not been considered as a reconciling amount, with required adjustment on the 2001 consolidated statements of operations under U.S. GAAP of $1.1 million.

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b) Exploration costs: Calculation of exploration costs per year and the effect on subsequent years' depreciation and amortization has been recalculated with more accurate information. The effect of new calculations on the 2001, 2000 and 1999 consolidated statements of operations amounts to ($0.8), $0.5 and ($0.2) million, respectively.
c) SAB 101 revenue recognition: The Company has corrected errors with an effect on the 2000 and 1999 consolidated statements of operations amounting to ($0.1) and $0.4 million, respectively.
d) Unrealized foreign exchange gain (loss) on translation of long-term debt: The Company has corrected errors with an effect on the 1999 consolidated statements of operations amounting to ($0.9) million.

(ii) Consolidated statements of cash flows:

a) Exploration costs: Calculation of exploration costs per year has been recalculated with more accurate information. The effect of new calculations on the 2001, 2000 and 1999 consolidated statements of cash flows amounts to ($0.1), $1.4 and ($0.2) million, respectively.

17. SIGNIFICANT CUSTOMERS

For the year ended December 31, 2001, sales to the Company's two largest customers amounted to 62% and 38% of total sales revenues (2000 – 2 customers for 59% and 37%; 1999 – 3 customers for 39%, 31% and 27%).

18. SUBSEQUENT EVENT

On March 21, 2002, the Company completed an equity financing comprised of 9,000,000 special warrants at a price of CDN$0.80 per special warrant for gross proceeds of CDN$7,200,000, of which CDN$2,667,000 was initially escrowed pending receipt for the final prospectus. This amount was finally collected on August 12, 2002 together with accrued interest. Each special warrant entitles the holder to acquire, without further payment, one common share of the Company.

As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002 due to the restatement and re-audit of its financial statements discussed in note 2, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that is equal to the escrowed proceeds plus accrued interest divided by the issue price, or receive, in respect of special warrants that have not been retracted, 1.1 common shares in lieu of one common share. All holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares will be issuable upon exercise of the special warrants. The proceeds of the financing were issued to pay down corporate debt and reduce the Company's working capital deficit.